IMPORTANT INFORMATION FOR SHAREHOLDERS

NOTICE OF THE 180TH

Annual meeting

of shareholders and

management proxy circular

APRIL 3, 2012

YOUR PARTICIPATION IS IMPORTANT.

PLEASE TAKE A MINUTE TO VOTE.

VOTING INSTRUCTIONS COMMENCE ON PAGE 1.

Dear Shareholders,

We invite you to attend our 180th Annual Meeting of Shareholders, which will be held at TCU Place Arts and Convention Centre, Saskatoon, Saskatchewan, at 10:00 a.m. (local time) on Tuesday, April 3, 2012. We and our colleagues on the board of directors and executive team look forward to meeting you, presenting our views on our 2011 financial results and outlining our plans for the future. We hope you can join us.

Please take the time to read these documents. The circular contains important information about the Annual Meeting and the business to be conducted, voting, the nominated Directors, our corporate governance practices and how we compensate our executive officers and Directors. If you cannot attend the Annual Meeting, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting. It is important that your shares be represented in the voting.

We will provide live coverage of the Annual Meeting from the Investor Relations section of our website at www.scotiabank.com. A recording of the meeting will be available on that site for several weeks.

Sincerely,

John T. Mayberry Chairman of the Board	Rick Waugh President and Chief Executive Officer

NOTICE OF OUR 180TH ANNUAL MEETING OF SHAREHOLDERS

You are invited to our 2012 Annual Meeting of Shareholders.

When: Tuesday, April 3, 2012 10:00 a.m. (local time)	Where: TCU Place Arts and Convention Centre Grand Salon 35 – 22nd Street East Saskatoon, Saskatchewan S7K 0C8

Our meeting will cover:

Financial statements – You will receive the financial statements for the fiscal year ended October 31, 2011 and the Auditors’ Report on those financial statements.

Directors – You will elect directors to our board. In the “Nominees for Election to the Board of Directors” section starting on page 7, you will find information about each nominated director, including his or her background and experience, committee work and share ownership. All directors are elected for a term of one year.

Auditors – You will vote on re-appointing KPMG LLP as auditors. The board, on the recommendation of the audit and conduct review committee, has proposed that KPMG LLP be re-appointed as the bank’s shareholders’ auditors. The “Appointment of Auditors” section starting on page 4 tells you about the services KPMG LLP provided the bank in 2011 and the fees that we paid them. A representative of KPMG LLP has been invited to the Annual Meeting.

Say on Pay vote – You will be asked to consider and approve the following advisory (non-binding) resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2012 annual meeting of shareholders of the Bank.”

Shareholder proposals – You will be asked to consider three proposals submitted by one shareholder. These proposals and our responses start on page 63.

Other business – If other items of business are properly brought before the meeting, or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Annual Meeting.

As of the record date, February 7, 2012, there were 1,103,548,747 bank common shares outstanding and, subject to applicable Bank Act (Canada) restrictions, all of these common shares entitle holders to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than April 2, 2012, 5:00 p.m. Eastern Daylight Time.

By order of the Board

Toronto, Ontario, Canada February 7, 2012	Deborah M. Alexander Executive Vice-President, General Counsel and Secretary

NOTE: If you are a registered shareholder and wish to receive (or continue to receive) quarterly interim financial statements and interim management’s discussion & analysis by mail during 2012, you must mark the request box at the bottom of your form of proxy. Other shareholders who wish to receive this information must mark the request box on the voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and management’s discussion & analysis are available on the Scotiabank website at www.scotiabank.com.

Some households may receive multiple copies of Scotiabank’s Annual Report because multiple registered shareholders reside at that address. If you are a registered shareholder, you may instruct us not to send Annual Reports (containing annual financial statements and annual management’s discussion & analysis) by marking the Annual Report Waiver box at the bottom of the proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If you are a registered shareholder and do not mark the box, you will continue to receive Annual Reports.

NOTE: Registered shareholders receive a form of proxy with this management proxy circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see the “Voting by Proxy” section starting on page 1. Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this management proxy circular; see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of January 31, 2012 unless otherwise indicated.

This management proxy circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “bank”) of proxies for use at the annual meeting of shareholders of the bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

VOTING

WHO CAN VOTE?

One Vote Per Share

February 7, 2012 is the record date to determine the shareholders who are entitled to receive notice of and to vote at the meeting.

Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the bank (a “bank common share”) registered in his or her name as of February 7, 2012. As of January 31, 2012, there were 1,103,546,278 bank common shares outstanding.

Under the Bank Act (Canada) (the “Bank Act”), no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the bank’s issued and outstanding shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

For more information about voting rights, contact the bank’s Secretary.

VOTING IN PERSON

Registered shareholders who attend the meeting in Saskatoon on April 3, 2012, can cast one vote for each bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the bank’s shareholders are beneficial shareholders rather than registered shareholders. If you are a beneficial shareholder, please see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

VOTING BY PROXY

Registered shareholders who do not plan to come to the meeting can vote by using the proxy form to appoint someone who will be there as their proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

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Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the directors of the bank, who are designated on the form, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.

If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote” section below).

To record your vote, you must ensure that your signed proxy reaches the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 2, 2012, 5:00 p.m. Eastern Daylight Time. You may return it:

By mail to: 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1

OR

By fax to: 416-263-9524 or 1-866-249-7775

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver this written revocation to either of these addresses:

The Bank of Nova Scotia Executive Offices 44 King Street West Toronto, Ontario, Canada M5H 1H1 Attention: Deborah M. Alexander Executive Vice-President, General Counsel and Secretary Fax: 416-866-5090	OR	The Bank of Nova Scotia Head Office 1709 Hollis Street Halifax, Nova Scotia, Canada B3J 3B7 Attention: Islay McGlynn Senior Vice-President, Atlantic Region Fax: 1-877-841-9920

The proxy can be revoked if a revocation: (a) is received by or on the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (b) is deposited with the chairman of the meeting on the day of the meeting (or of the continuation), or (c) in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 2, 2012, 5:00 p.m. Eastern Daylight Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly, and delivered it to the transfer agent by April 2, 2012, 5:00 p.m. Eastern Daylight Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, WITHHOLD, or ABSTAIN, as applicable), then your proxyholder must vote your shares accordingly on that ballot.

If you have NOT specified how you want to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes.

If you have appointed the persons designated in the form of proxy as your proxyholder, unless contrary instructions are provided, your shares will be voted at the meeting as follows:

•	FOR the election as directors of the nominees whose names are set out in this management proxy circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR the advisory vote on the bank’s approach to executive compensation (or “Say on Pay”), and

•	AGAINST the shareholder proposals described in Schedule A

For more information on any of these matters, see page 4 under “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. We are not aware of any other matters to be presented at the meeting.

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Confidentiality

All proxies are considered confidential and will be returned to the bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results, which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the bank if it has a comment intended for the bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, which also permits voting by alternate means such as telephone, fax (if available), or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are the procedures to permit the non-registered holders to direct the voting of the bank common shares that they beneficially own.

If non-registered holders wish to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary. They must carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters you are being asked to vote on at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.

SOLICITATION OF PROXIES

We request that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.

We will pay the cost of proxy solicitation, which will be primarily by mail. However, employees of the bank or employees of Computershare Trust Company of Canada may also solicit proxies by telephone, in writing or in person. We may also use the services of solicitation agents at nominal cost.

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BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements and management’s discussion & analysis for the year ended October 31, 2011 are included in our Annual Report, which has been mailed to shareholders with this management proxy circular and/or is available on our website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov.

ELECTION OF DIRECTORS

The 13 nominees proposed for election as directors, who were recommended by the corporate governance and pension committee to the board, are listed under the heading “Nominees for Election to the Board of Directors” beginning on page 7.

The term of office of each director expires at the close of the next annual meeting following the election of the director.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the 13 nominees listed beginning on page 7. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

APPOINTMENT OF AUDITORS

KPMG LLP has served continuously as one of our auditors since 1992 and became our sole auditor on March 3, 2006, when it was re-appointed by the shareholders at our annual meeting.

Management proposes that KPMG LLP be re-appointed as our shareholders’ auditors. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of our next annual meeting.

Shareholders’ Auditors’ Services Pre-approval Policies and Procedures

The audit and conduct review committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the bank’s shareholders’ auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the bank’s shareholders’ auditors and to ensure the independence of the bank’s shareholders’ auditors is not compromised through engaging them for other services. The Policies state that the audit and conduct review committee shall pre-approve the following:

•	Audit services (all such engagements provided by the bank’s shareholders’ auditors as well as all such engagements provided by any other registered public accounting firm), and

•	Other permitted services to be provided by the bank’s shareholders’ auditors (primarily audit and audit-related services)

The bank’s shareholders’ auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the audit and conduct review committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 (“SOX”), Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the bank, its subsidiaries and entities that are required to be consolidated by the bank. The audit and conduct review committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the audit and conduct review committee’s responsibilities to management of the bank.

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Fees Paid to Shareholders’ Auditors

Fees paid by the bank to the shareholders’ auditors, KPMG LLP, for the years ended October 31, 2011 and October 31, 2010 were as follows:

FOR THE FISCAL YEARS ($ MILLIONS)	2011	2010
Audit services	$18.9	$18.0
Audit-related services	1.4	0.6
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.5	0.2
	$20.9	$18.9

The nature of these services is as follows:

•

Audit services generally relate to the statutory audits and review of financial statements, professional services associated with the bank’s International Financial Reporting Standards (“IFRS”) transition, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings

•

Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, special attest services not required by statute or regulation, but requested by a party to a specific transaction, consultation and training on accounting and financial reporting under IFRS

•

Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages

SAY ON PAY VOTE

Our compensation policies and procedures are based on the principle of pay for performance. We believe they align the interests of our executive team with the long-term interests of our shareholders. This non-binding advisory shareholder vote, commonly known as “Say on Pay,” gives you as a shareholder the opportunity to endorse or not endorse our approach to our executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2012 annual meeting of shareholders of the Bank.”

Because your vote is advisory, it will not be binding upon the board. However, the human resources committee will take the outcome of the vote into account when considering future executive compensation arrangements. We believe the “Say on Pay” proposal demonstrates our commitment to our shareholders. The chair of the human resources committee has made himself available for discussions with shareholders in connection with our approach to executive compensation. At the bank’s 2011 shareholders’ meeting, nearly 93% of shareholders voted in favour of management’s approach to executive compensation. We are always appreciative of comments and questions on our executive compensation practices. Please see the “Statement of Corporate Governance Practices” section, under the heading “Say on Pay,” on page 79 and the contact information under the heading “Stakeholder Communications” on page 80 of this management proxy circular for more details on how you can ask questions of the board and the human resources committee. The board confirms that the bank’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (“CCGG”) Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” OUR APPROACH TO EXECUTIVE COMPENSATION, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS IN THIS MANAGEMENT PROXY CIRCULAR.

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SHAREHOLDER PROPOSALS

Attached to this management proxy circular as Schedule A are three proposals which one shareholder of the bank plans to raise at the meeting. These are:

•

That executive officers may exercise their options, after the waiting period, only upon meeting measurable and quantifiable goals such as earnings per share growth, return on shareholders’ equity or other extra-financial indicators deemed relevant by the compensation committee

•

That a comparison of financial performance and compensation be disclosed for the most senior executive officer and all other four most highly compensated executive officers of the bank and its peer group, and

•	That the compensation committee be composed of a group of directors whose combined relevant experience represents seven years on average

If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these three proposals.

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NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The table below provides information about the nominated directors, including their background, experience, meeting attendance, boards they sit on and bank securities held. The information about the securities held by each nominated director is as of October 31, 2011.

Ronald A. Brenneman

Calgary, Alberta,

Canada

Director since 2000

Independent

Age: 65

Ineligible for

re-election in

April 2017

Areas of Expertise:

Oil and Gas

Finance

Management

Designated Audit

Committee Financial

Expert

Mr. Brenneman is a corporate director and was Executive Vice-Chairman of Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010. He was President and Chief Executive Officer of Petro-Canada from January 2000 until August 2009. His career in the oil and gas industry began in 1969, during which time he held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College, the new Alberta Children’s Hospital, UNICEF, Trout Unlimited Canada, Ducks Unlimited Canada and the Nature Conservancy of Canada.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	9 of 9	100%	BCE Inc.
Audit and Conduct Review	6 of 6	100%	WestJet Airlines Ltd.
Human Resources	6 of 6	100%	Ithaca Energy Inc.
			Past Public Company Directorships (2007 – 2011) Petro-Canada
Bank Securities Held:
Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
2011	75,219	42,004	117,223	$6,157,724	yes
2010	75,219	38,888	114,107	$6,238,230	yes
Change	0	3,116	3,116	$ (80,506)
Director Options Held:
Date Granted	Expiry Date		Exercise Price	Total Unexercised	Value of In-the- Money Options
December 10, 2001	December 10, 2011		$24.675	4,000	$111,420
December 6, 2002	December 6, 2012		$24.400	4,000	$112,520
Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $6,381,664 in 2011, $6,479,290 in 2010.

C.J. Chen Singapore Director since 1990 Independent Age: 66 Ineligible for re-election in April 2015 Areas of Expertise: Law International Corporate and Capital Markets

Mr. Chen is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore.

Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A. and of the Advisory Board of the Faculty of Management at Dalhousie University.

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	Amatil Investments (Singapore) Pte. Ltd.
	Corporate Governance and Pension	4 of 4	100%	Past Public Company Directorships (2007 – 2011)
				Polo Ralph Lauren Sourcing Company Limited Wearnes International (1994) Limited
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	33,624	25,928	59,552	$3,128,267	yes
	2010	33,624	22,347	55,971	$3,059,935	yes
	Change	0	3,581	3,581	$ 68,332
	Director Options Held: N/A
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $3,128,267 in 2011, $3,059,935 in 2010.

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David A. Dodge, O.C.

Ottawa, Ontario,

Canada

Director since 2010

Independent

Age: 68

Ineligible for

re-election in

April 2020

Areas of Expertise:

National and

International Economics

Finance

Public Policy

Mr. Dodge is a senior advisor to Bennett Jones LLP. He has had a distinguished career in the federal public service, most recently as Governor of the Bank of Canada from 2001 to 2008. Mr. Dodge has held senior positions in the Central Mortgage and Housing Corporation, the Anti-Inflation Board, the Department of Employment and Immigration and the Department of Finance. He was Deputy Minister of Finance from 1992 to 1997 and Deputy Minister of Health from 1998 to 2001.

A native of Toronto, Mr. Dodge received his B.A. (Economics, Hons.) from Queen’s University, and a Ph.D. in Economics from Princeton. During his academic career, he taught economics at Queen’s University, Johns Hopkins University, the University of British Columbia and Simon Fraser University. He is an Officer of the Order of Canada.

Mr. Dodge is currently Chancellor of Queen’s University and serves as Chair of the Board of the Canadian Institute for Advanced Research. He is also a member of the board of directors of the C.D. Howe Institute. He also co-chairs the Market Monitoring Group of the Institute of International Finance. In 2009, he was elected a fellow of the Royal Society of Canada and in 2010 he was appointed a member of the United Arab Emirates International Advisory Council.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	9 of 9	100%	Canadian Utilities Limited
Executive and Risk	10 of 10	100%	Past Public Company Directorships (2007 – 2011)
			N/A
Bank Securities Held:
Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
2011	4,000	2,705	6,705	$352,214	no
2010	3,000	1,013	4,013	$219,391	no
Change	1,000	1,692	2,692	$132,823
Director Options Held: N/A
Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $352,214 in 2011, $219,391 in 2010.

N. Ashleigh Everett Winnipeg, Manitoba, Canada Director since 1997 Independent Age: 55 Ineligible for re-election in April 2021 Areas of Expertise: Retail and Real Estate Development Management

Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, Royal Canadian Properties Limited, a real estate and property development company, and L’Eau-1 Inc., a water purification company. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the board of Centre Venture Development Corporation. She is also a member of the World Presidents Organization.

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	Manitoba Telecom Services Inc.
	Corporate Governance and Pension (Chair)	4 of 4	100%	Past Public Company Directorships (2007 – 2011) N/A
	Executive and Risk	6 of 6	100%
	Human Resources	3 of 3	100%
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	16,284	36,122	52,406	$2,752,887	yes
	2010	14,863	31,429	46,292	$2,530,784	yes
	Change	1,421	4,693	6,114	$ 222,103
	Director Options Held:
	Date Granted	Expiry Date		Exercise Price	Total Unexercised	Value of In-the- Money Options
	December 6, 2002	December 6, 2012		$24.400	4,000	$112,520
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $2,865,407 in 2011, $2,771,844 in 2010.

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John C. Kerr, C.M., O.B.C., LL.D. Vancouver, British Columbia, Canada Director since 1999 Independent Age: 67 Ineligible for re-election in April 2015 Areas of Expertise: Forest Products Finance

Mr. Kerr is Chairman of Lignum Investments Ltd., a privately-held investment company, and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He is President of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley. In 2000, he received an Honorary Doctorate of Laws from Simon Fraser University. He is a recipient of the Order of Canada and the Order of British Columbia.

Mr. Kerr is Chancellor of Emily Carr University of Art + Design and serves as a director of the Great Northern Way Campus.

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	N/A
	Executive and Risk	10 of 10	100%	Past Public Company Directorships (2007 – 2011)
	Human Resources (Chair)	6 of 6	100%	Louisiana Pacific Corporation
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	11,812	39,272	51,084	$2,683,443	yes
	2010	11,800	36,255	48,055	$2,627,167	yes
	Change	12	3,017	3,029	$ 56,276
	Director Options Held:
	Date Granted	Expiry Date		Exercise Price	Total Unexercised	Value of In-the- Money Options
	December 6, 2002	December 6, 2012		$24.400	4,000	$112,520
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $2,795,963 in 2011, $2,901,947 in 2010.

John T. Mayberry, C.M. Burlington, Ontario, Canada Director since 1994 Independent Age: 67 Ineligible for re-election in April 2015 Areas of Expertise: Primary Steel Products Management

Mr. Mayberry is Chairman of the Board of the Bank. He is the retired Chairman and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. He has been awarded an Honorary Doctor of Laws from McMaster University and is a Member of the Order of Canada.

Mr. Mayberry currently serves as lead director of Irving Oil and its subsidiaries.

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	N/A
	Corporate Governance and Pension	4 of 4	100%	Past Public Company Directorships (2007 – 2011) MDS Inc.
	Executive and Risk	10 of 10	100%
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	13,467	52,892	66,359	$3,485,838	yes
	2010	13,087	45,662	58,749	$3,211,808	yes
	Change	380	7,230	7,610	$ 274,030
	Director Options Held: N/A
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $3,485,838 in 2011, $3,211,808 in 2010.

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Thomas C. O’Neill Toronto, Ontario, Canada Director since 2008 Independent Age: 66 Ineligible for re-election in April 2019 Areas of Expertise: Accounting Finance Management

Mr. O’Neill is a corporate director and the retired Chair of the Board of PwC Consulting. He was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada, and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a Bachelor of Commerce from Queen’s University and is a chartered accountant. In 2008, Mr. O’Neill was awarded a Fellowship by the Institute of Corporate Directors of Canada, in 2005, an Honorary Doctorate of Law by Queen’s University and in 1988, the Fellow Chartered Accountant designation by the Ontario Institute of Chartered Accountants.

Mr. O’Neill serves as Vice Chair of the board of St. Michael’s Hospital. He is the former Vice-Chair of the Board of Governors of Queen’s University. He is also a past director of the Ontario Teachers’ Pension Plan (2003 – 2007).

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	Adecco, S.A. (Vice-Chairman)
	Audit and Conduct Review	6 of 6	100%	BCE Inc. (Chair)
	Corporate Governance and Pension	4 of 4	100%	Bell Canada (Chair) Loblaw Companies Limited Nexen Inc.
				Past Public Company Directorships (2007 – 2011) N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	11,300	11,256	22,556	$1,184,867	yes
	2010	11,300	7,886	19,186	$1,048,899	yes
	Change	0	3,370	3,370	$ 135,968
	Director Options Held: N/A
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $1,184,867 in 2011, $1,048,899 in 2010.

Indira V. Samarasekera, O.C., Ph.D. Edmonton, Alberta, Canada Director since 2008 Independent Age: 59 Ineligible for re-election in April 2021 Areas of Expertise: Engineering Public Policy Education

Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta and former Vice-President, Research at the University of British Columbia (2000-2005). She holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia.

Dr. Samarasekera sits on the board of the Conference Board of Canada, is Chair of the Board of the Worldwide Universities Network and is a member of the Science and Technology Innovation Council of Canada. She also served on the Prime Minister’s Advisory Committee on Public Service Renewal, and on a President’s Visiting Committee at Massachusetts Institute of Technology (MIT). Dr. Samarasekera has served as a consultant to steel companies around the world.

Dr. Samarasekera is an Officer of the Order of Canada and has received Honorary Doctorates from the University of British Columbia, Queen’s University in Belfast, Ireland and the University of Waterloo.

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	N/A
	Audit and Conduct Review	6 of 6	100%	Past Public Company Directorships (2007 – 2011)
	Human Resources	6 of 6	100%	N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	1,948	10,462	12,410	$651,897	yes
	2010	1,948	7,049	8,997	$491,866	yes
	Change	0	3,413	3,413	$160,031
	Director Options Held: N/A
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $651,897 in 2011, $491,866 in 2010.

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Susan L. Segal

New York, New York

U.S.A.

Director since 2011

Independent

Age: 59

Ineligible for

re-election in

April 2023

Areas of Expertise:

Latin America and

International

Risk

Capital Markets

Banking

Ms. Segal was elected President and Chief Executive Officer of the Americas Society and Council of the Americas in August 2003. Prior to her current position, she was founding partner of her own investment advisory firm. Previously, Ms. Segal was a partner and Latin American Group Head at JPMorgan Partners/Chase Capital Partners. Prior to joining Chase Capital Partners, Ms. Segal was a senior managing director focused on Emerging Markets Investment Banking and Capital Markets at Chase Bank and its predecessor banks. She was actively involved in the Latin America debt crisis of the 1980s and early 1990s, sitting on many advisory committees as well as serving as chairperson for the Chilean and Philippine Advisory Committees.

Ms. Segal received a B.A. from Sarah Lawrence College and an M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos.

In addition to being a board member of the Americas Society and Council of the Americas, Ms. Segal is a director of the Tinker Foundation, Latin American Venture Capital Association and the International Advisory Board of Endeavor, as well as a member of both the USSOUTHCOM Commander’s Advisory Panel and the Council on Foreign Relations.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	N/A	N/A	N/A
Audit and Conduct Review	N/A	N/A	Past Public Company Directorships (2007 – 2011) N/A
Bank Securities Held:
Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
2011	N/A
Director Options Held: N/A
Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): N/A.

Allan C. Shaw,

C.M., LL.D.

Halifax, Nova Scotia,

Canada

Director since 1986

Independent

Age: 69

Ineligible for

re-election in

April 2013

Areas of Expertise:

Manufacturing

Real Estate Development

Governance

Mr. Shaw is Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer; previously, from 1987 to July 2005, Mr. Shaw held the position of Chairman and Chief Executive Officer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. He is a Member of the Order of Canada and in 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw is past Chair of Canadian Policy Research Networks Inc., Ottawa; Director and Chair, Canadian Centre for Ethics in Public Affairs (CCEPA); Director, Dalhousie Medical Research Foundation; and Member, Advisory Board, Faculty of Management, Dalhousie University.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	9 of 9	100%	N/A
Executive and Risk (Chair)	10 of 10	100%	Past Public Company Directorships (2007 – 2011)
Human Resources	6 of 6	100%	N/A
Bank Securities Held:
Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
2011	43,629	43,746	87,375	$4,589,809	yes
2010	54,387	40,568	94,955	$5,191,190	yes
Change	(10,758)	3,178	(7,580)	$ (601,381)
Director Options Held:
Date Granted	Expiry Date		Exercise Price	Total Unexercised	Value of In-the- Money options
December 6, 2002	December 6, 2012		$24.400	4,000	$112,520
Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $4,702,329 in 2011, $5,432,250 in 2010.

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Paul D. Sobey Chance Harbour, Pictou County, Nova Scotia, Canada Director since 1999 Independent Age: 54 Ineligible for re-election in April 2021 Areas of Expertise: Retail Business Management Finance

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. In 2005, Mr. Sobey was awarded the Fellow Chartered Accountant designation by the Institute of Chartered Accountants of Nova Scotia.

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	Crombie Real Estate Investment Trust
	Audit and Conduct Review	6 of 6	100%	Empire Company Limited
	Corporate Governance and Pension	4 of 4	100%	Sobeys Inc.
				Past Public Company Directorships (2007 – 2011) Emera Incorporated
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	30,000	42,311	72,311	$3,798,497	yes
	2010	26,000	37,816	63,816	$3,488,821	yes
	Change	4,000	4,495	8,495	$ 309,676
	Director Options Held:
	Date Granted	Expiry Date		Exercise Price	Total Unexercised	Value of In-the- Money options
	December 6, 2002	December 6, 2012		$24.400	4,000	$112,520
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $3,911,017 in 2011, $3,729,881 in 2010.

Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Independent Age: 62 Ineligible for re-election in April 2020 Areas of Expertise: Consumer Products Management Brand Management Management

Ms. Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Spectrum Brands, Inc. and The Dial Corporation. She has held the positions of President of Warner-Lambert Consumer Healthcare Company (1997 to 2000) and Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997).

	Board and Committees	Meeting Attendance		Public Company Directorships
	Board	9 of 9	100%	N/A
	Audit and Conduct Review	6 of 6	100%	Past Public Company Directorships (2007 – 2011)
	Human Resources	6 of 6	100%	Spectrum Brands, Inc.
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Meets Share Ownership Guidelines
	2011	13,021	3,148	16,169	$849,358	yes
	2010	13,021	0	13,021	$711,858	yes
	Change	0	3,148	3,148	$137,500
	Director Options Held: N/A
	Total Amount of Equity At Risk (Common Shares, DDSUs and Director Options): $849,358 in 2011, $711,858 in 2010.

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Richard (Rick) E. Waugh Toronto, Ontario, Canada Director since 2003 Non-Independent Age: 64 Ineligible for re-election in April 2018 Areas of Expertise: Banking Management International Markets

Rick Waugh became President and Chief Executive Officer in 2003. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s treasury, corporate, international and retail banking areas. In 1985, he moved to New York as the most senior executive in the U.S. Rick returned to Toronto in 1993, and was appointed Vice-Chairman, Corporate Banking, in 1995, and Vice-Chairman, International Banking and Wealth Management in 1998. He currently serves on the Board of Directors of the Bank.

Outside the Bank, Rick is a member of the Canadian Council of Chief Executives. He is President of the International Monetary Conference (IMC), and Vice-Chair of the Board of the Institute of International Finance (IIF). Rick is a member of the Council of the Americas, and is on the Chairman’s International Advisory Council for the Americas Society. In August 2011, he was appointed Co-Chair of the Canada-Brazil CEO Forum. He also serves on the Board of Directors for Catalyst Inc., and is Chair of the Catalyst Canada Advisory Board. In addition, he serves on the Advisory Council of the Schulich School of Business at York University, the Guanghua School of Management at Peking University and the Canadian Museum of Human Rights, among others.

Rick has long been active in several philanthropic organizations. Among them is the United Way of Greater Toronto, where he was Campaign Chair in 2006, the organization’s 50th anniversary. He has also worked extensively with the MS Society, both as Honourary Chair of the endMS Capital Campaign and as a Board member for their Scientific Research Foundation. He is a director of St. Michael’s Hospital and Co-Chair of the Hospital’s Campaign to build the Li Ka Shing Knowledge Institute.

Rick holds a Bachelor of Commerce (Honours) degree from the University of Manitoba, a Master of Business Administration from York University, a Fellow of the Institute of Canadian Bankers, and Honorary Doctor of Laws degrees from York University and Assumption University. He was awarded the Merit of Honor, Council of the Americas, for his distinguished contribution to the Americas, and received the 2008 Award of Merit from B’nai Brith Canada. In 2009, he received the Corporate Social Responsibility Award from the Foreign Policy Association in New York, and had the Order of Merit conferred upon him by the President of the Dominican Republic for distinguished service to the country. Rick most recently received the 2011 International Award from the Horatio Alger Association of Distinguished Americans.

	Board and Committees	Meeting	Attendance	Public Company Directorships
	Board Executive and Risk	9 of 9 10 of 10	100% 100%	TransCanada Corporation* TransCanada PipeLines Limited*
				Past Public Company Directorships (2007 – 2011) N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs	Meets Share Ownership Guidelines
	2011	253,921	464,408	718,329	$37,733,822	yes
	2010	253,865	447,589	701,454	$38,348,490	yes
	Change	56	16,819	16,875	$ (614,668)
	Director Options Held: N/A
	Total Amount of Equity At Risk (Common Shares, DSUs and Employee Stock Options): $70,246,338 in 2011, $76,148,799 in 2010. * Effective February 1, 2012.

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	The closing price of the bank’s common shares on the Toronto Stock Exchange (the “TSX”) on October 31, 2011 was $52.53 and on October 29, 2010 was $54.67.

3.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

4.	Ms. Segal was, at the request and on behalf of JPMorgan Partners/Chase Capital Partners, a director of StarMedia Network, Inc. StarMedia Network, Inc. underwent an organized wind-up, which involved, among other things, a sale of its assets and a filing for bankruptcy protection under Chapter 7 of the U.S. Bankruptcy Code in December 2003.

5.	Ms. Thomas was, prior to September 2, 2009, a director of Spectrum Brands, Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

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Independence of Directors

The board determines the independence of each director when it approves director nominees for shareholder election. Based on the questionnaires completed by each of the proposed nominees, the board determined that 12 of 13 proposed nominees have no material relationship with the bank and are therefore independent. Appendix 2 to this management proxy circular contains the bank’s Director Independence Standards. The following table sets out the relationship of the current directors to the bank:

NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NOT INDEPENDENT STATUS
Ronald A. Brenneman	✓
C.J. Chen	✓
David A. Dodge	✓
N. Ashleigh Everett	✓
John C. Kerr	✓
John T. Mayberry	✓
Thomas C. O’Neill	✓
Indira V. Samarasekera	✓
Susan L. Segal	✓
Allan C. Shaw	✓
Paul D. Sobey	✓
Barbara S. Thomas	✓
Richard E. Waugh		✓	President and CEO

Interlocking Directorships

The board does not believe that interlocking board memberships among our directors impact the ability of those directors to act in the bank’s best interests. Directors of the bank who serve together on the boards of directors of other public companies (including committee memberships) are as follows:

CORPORATION	DIRECTORS	ROLE
BCE Inc.	Mr. Brenneman	Management Resources and Compensation Committee (Chair) Pension Fund Committee (member)
	Mr. O’Neill	Chair of the Board of Directors

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Board and Committee Meetings Held and Overall Attendance Levels

Below is a summary of board and committee meetings held during fiscal 2011. The directors have the opportunity to hold “in camera” sessions without management present at every board and committee meeting. An “in camera” session without management present was held at every board meeting during fiscal 2011.

BOARD/COMMITTEE	NUMBER OF MEETINGS	ATTENDANCE AT ALL MEETINGS
Board	9	100%
Audit and Conduct Review Committee	6	100%
Corporate Governance and Pension Committee	4	100%
Executive and Risk Committee	10	100%
Human Resources Committee	6	100%
Total Number of Meetings Held	35	100%

1.	Regional Advisory Committee Meetings were held in Vancouver (3).

2.	Regional Advisory Committees were disbanded in June 2011.

Summary of Attendance of Directors

A summary of attendance for board and committee members during fiscal 2011 is set out below:

NAME	BOARD MEETINGS ATTENDED		COMMITTEE MEETINGS ATTENDED			TOTAL MEETINGS ATTENDED
Ronald A. Brenneman[1]	9 of 9	100%	6 of 6 ACRC 6 of 6 HRC	100 100	% %	21 of 21	100%
C.J. Chen	9 of 9	100%	4 of 4 CGPC	100%		13 of 13	100%
David A. Dodge	9 of 9	100%	10 of 10 ERC	100%		19 of 19	100%
N. Ashleigh Everett[2]	9 of 9	100%	4 of 4 CGPC (Chair) 6 of 6 ERC 3 of 3 HRC	100 100 100	% % %	22 of 22	100%
John C. Kerr	9 of 9	100%	10 of 10 ERC 6 of 6 HRC (Chair)	100 100	% %	25 of 25	100%
Michael J.L. Kirby	9 of 9	100%	6 of 6 ACRC (Chair) 10 of 10 ERC	100 100	% %	25 of 25	100%
John T. Mayberry[3]	9 of 9	100%	4 of 4 CGPC 10 of 10 ERC	100 100	% %	23 of 23	100%
Thomas C. O’Neill	9 of 9	100%	6 of 6 ACRC 4 of 4 CGPC	100 100	% %	19 of 19	100%
Alexis E. Rovzar de la Torre	9 of 9	100%	6 of 6 ACRC 4 of 4 CGPC	100 100	% %	19 of 19	100%
Indira V. Samarasekera	9 of 9	100%	6 of 6 ACRC 6 of 6 HRC	100 100	% %	21 of 21	100%
Allan C. Shaw	9 of 9	100%	10 of 10 ERC (Chair) 6 of 6 HRC	100 100	% %	25 of 25	100%
Paul D. Sobey	9 of 9	100%	6 of 6 ACRC 4 of 4 CGPC	100 100	% %	19 of 19	100%
Barbara S. Thomas	9 of 9	100%	6 of 6 ACRC 6 of 6 HRC	100 100	% %	21 of 21	100%
Richard E. Waugh[4]	9 of 9	100%	10 of 10 ERC	100%		19 of 19	100%
TOTAL	126 of 126	100%	165 of 165	100%		291 of 291	100%

Legend:

ACRC – Audit and Conduct Review Committee	ERC – Executive and Risk Committee
CGPC – Corporate Governance and Pension Committee	HRC – Human Resources Committee

Note: The number of meetings attended are shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2011.

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1.	Mr. Brenneman attended two ERC meetings by invitation.

2.	Ms. Everett attended two ERC meetings by invitation prior to being appointed a member of the ERC effective April 5, 2011. Ms. Everett ceased to be a member of the HRC on April 5, 2011.

3.	Mr. Mayberry is an ex-officio member of the ACRC and HRC. Mr. Mayberry attended 6 of 6 ACRC meetings and 6 of 6 HRC meetings in his capacity as an ex-officio member.

4.	Mr. Waugh is not a member of any board committee except the ERC. Mr. Waugh attended all other committee meetings as a management invitee.

Director Attendance at Annual Meeting

The bank encourages board members to attend the bank’s annual meeting. At the last annual meeting, held on April 5, 2011, all of the current proposed nominees for director, who were directors at that time, attended.

DIRECTORS’ COMPENSATION

Our director compensation structure is designed to attract and retain qualified individuals to serve on our board and align the interests of our directors with those of our other shareholders. For example, we require our directors to receive their entire dedicated board retainer in either bank common shares or Directors’ Deferred Stock Units (“DDSUs”) to ensure our directors think and act in a way that aligns their interests with those of our other shareholders. The following sections provide greater and more specific detail on director compensation at the bank.

DIRECTORS’ COMPENSATION STRUCTURE

The corporate governance and pension committee annually reviews the director compensation structure to ensure it aligns the interests of directors and shareholders. As part of its review of the director compensation structure, the corporate governance and pension committee considers the directors’ risks, responsibilities, time commitment, complexity of information and decisions, best practices and general market trends for director compensation, as well as the director compensation structure at each of our peers. The peer group for purposes of determining the competitiveness of our director compensation structure includes the Bank of Montreal, CIBC, Royal Bank of Canada and TD Bank. If changes to our director compensation structure are necessary or appropriate, the corporate governance and pension committee makes recommendations to the board for consideration and approval. The 2012 director compensation structure was approved by the board in October 2011.

The bank paid its non-employee directors the following fees in fiscal 2011:

Annual Retainer	($)
Non-Executive Chairman of the Board[1]	300,000
Dedicated Board Retainer[2]	90,000
Board Retainer[3]	30,000
Committee Chairs
Audit and Conduct Review Committee Chair	40,000
Executive and Risk Committee Chair	25,000
Human Resources Committee Chair	25,000
Corporate Governance and Pension Committee Chair	20,000
Committee Members
Audit and Conduct Review Committee Members	6,000
Other Committee Members	3,000
Meeting Attendance Fees
Board and Committee Meeting Attendance Fee	2,000
Regional Advisory Committee Meeting Attendance Fee[4]	1,000

1.	The non-executive chairman of the board receives no additional fees.

2.	Directors must take their dedicated board retainer in either bank common shares or DDSUs.

3.	Directors may choose to receive all or part of their cash retainer in bank common shares or DDSUs.

4.	The regional advisory committees were disbanded in June 2011.

5.	Mr. Waugh, who is an officer of the bank, does not receive any fees for serving as a director.

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Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business. Directors do not participate in any bank pension plans or any other bank compensation plans. Director compensation for fiscal 2011 is included below.

The only change approved to the fee structure for fiscal 2012 is a meeting attendance fee of $2,000 for board members, including the chairman of the board, for attending meetings with regulators, shareholders or shareholder activist groups.

Directors’ Compensation

Compensation earned by directors for fiscal 2011, as per the arrangements outlined on page 16, is set out below.

For 2011, amounts shown below in the “Directors’ Compensation for Fiscal 2011” table were paid entirely in DDSUs or bank common shares under the Directors’ Share Purchase Plan (“DSPP”), instead of in cash, based on individual director elections, except as indicated in the following table:

NAME	ANNUAL DEDICATED RETAINER	OTHER ANNUAL FEES
Ronald A. Brenneman	100% DDSUs	100% cash
David A. Dodge	100% DDSUs	100% cash
John C. Kerr	100% DDSUs	100% cash
Allan C. Shaw	100% DDSUs	100% cash

1.	Mr. Waugh does not receive fees for serving as a director.

Directors’ Compensation for Fiscal 2011

	RETAINERS					ATTENDANCE FEES

NAME	BOARD ($)	DEDICATED ($)	COMMITTEE CHAIR ($)	COMMITTEE MEMBER ($)	NON- EXECUTIVE CHAIRMAN ($)	BOARD MEETING ($)	COMMITTEE MEETING ($)	TOTAL FEES EARNED ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Ronald A. Brenneman[1]	30,000	90,000	–	9,000	–	18,000	28,000	175,000	–	175,000
C.J. Chen[2]	30,000	90,000	–	3,000	–	18,000	8,000	149,000	19,435	168,435
David A. Dodge	30,000	90,000	–	3,000	–	18,000	20,000	161,000	–	161,000
N. Ashleigh Everett[3]	30,000	90,000	20,000	3,000	–	18,000	30,000	191,000	–	191,000
John C. Kerr	30,000	90,000	25,000	3,000	–	18,000	35,000	201,000	–	201,000
Michael J.L. Kirby	30,000	90,000	40,000	3,000	–	18,000	32,000	213,000	–	213,000
John T. Mayberry[4]	–	–	–	–	300,000	–	–	300,000	6,864	306,864
Thomas C. O’Neill	30,000	90,000	–	9,000	–	18,000	20,000	167,000	–	167,000
Alexis E. Rovzar de la Torre	30,000	90,000	–	9,000	–	18,000	20,000	167,000	–	167,000
Indira V. Samarasekera	30,000	90,000	–	9,000	–	18,000	24,000	171,000	–	171,000
Allan C. Shaw	30,000	90,000	25,000	3,000	–	18,000	32,000	198,000	–	198,000
Paul D. Sobey	30,000	90,000	–	9,000	–	18,000	20,000	167,000	–	167,000
Barbara S. Thomas	30,000	90,000	–	9,000	–	18,000	24,000	171,000	–	171,000
Richard E. Waugh[5]	–	–	–	–	–	–	–	–	–	–
TOTAL	360,000	1,080,000	110,000	72,000	300,000	216,000	293,000	2,431,000	26,299	2,457,299

Legend:

ACRC – Audit and Conduct Review Committee	ERC – Executive and Risk Committee
CGPC – Corporate Governance and Pension Committee	HRC – Human Resources Committee

1.	Mr. Brenneman attended two ERC meetings by invitation for which he was paid.

2.	Mr. Chen received U.S.$19,500 in fees for fiscal 2011 for acting as a director of BNS Asia Limited (Cdn.$19,435.26 based on the October 31, 2011 exchange rate of 0.996680).

3.	Ms. Everett was appointed a member of the ERC on April 5, 2011 and attended two ERC meetings by invitation prior to her appointment for which she was paid. Ms. Everett ceased to be a member of the HRC on April 5, 2011.

4.	Mr. Mayberry is chairman of the board and does not receive attendance fees. In his capacity as chairman, Mr. Mayberry has the use of a parking space, valued at $6,864.

5.	Mr. Waugh does not receive fees for serving as a director.

Directors’ Share Purchase Plan

To encourage share ownership by directors, the bank has a DSPP under which directors can use some or all of their fees to buy bank common shares at market prices.

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Directors’ Deferred Stock Unit Plan

To further align the interests of directors with those of other shareholders, under the DDSU Plan, in lieu of cash, directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a director of the bank. The redemption value of a DDSU is equal to the market value of a bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the bank discontinued granting stock options to directors. The table below sets out information relative to directors who served in that capacity during fiscal 2011 and who were granted options under the Director Stock Option Plan. All current directors not listed below do not hold any options.

NAME	NUMBER OF OPTIONS GRANTED AND OUTSTANDING[1]	GRANT DATE AND VESTING DATE	EXPIRY DATE	EXERCISE PRICE ($)	VALUE OF UNEXERCISED OPTIONS ($) (as at October 31, 2011)[2]
Ronald A. Brenneman[3]	4,000	December 10, 2001	December 10, 2011	24.675	111,420
	4,000	December 6, 2002	December 6, 2012	24.400	112,520
N. Ashleigh Everett[4]	4,000	December 6, 2002	December 6, 2012	24.400	112,520
John C. Kerr[5]	4,000	December 6, 2002	December 6, 2012	24.400	112,520
Michael J.L. Kirby[6]	4,000	December 6, 2002	December 6, 2012	24.400	112,520
Allan C. Shaw[7]	4,000	December 6, 2002	December 6, 2012	24.400	112,520
Paul D. Sobey[8]	4,000	December 6, 2002	December 6, 2012	24.400	112,520
TOTAL	28,000				786,540

1.	Options were granted under the terms of the Director Stock Option Plan to non-employee directors, with an exercise price equal to the TSX closing price of the bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee may not at any time exceed 5% of outstanding bank common shares (on a non-diluted basis), options are not assignable except in the event of death, and expire 10 years from grant, subject to early termination in the event of ceasing to be a director or death. General loan policies of the bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the bank may advance funds, at customer rates, to facilitate the option exercise.

2.	Closing price of the bank’s common shares on the TSX on October 31, 2011 was $52.53.

3.	In December 2011, Mr. Brenneman exercised 4,000 options respecting the December 10, 2001 grant and has 4,000 outstanding options as at January 31, 2012.

4.	Ms. Everett exercised 4,000 options respecting the December 10, 2001 grant in fiscal 2011.

5.	Mr. Kerr exercised 1,000 options respecting the March 9, 2001 grant, and 4,000 options respecting the December 10, 2001 grant in fiscal 2011.

6.	Mr. Kirby exercised 4,000 options respecting the December 10, 2001 grant in fiscal 2011.

7.	Mr. Shaw exercised 4,000 options respecting the December 10, 2001 grant in fiscal 2011. In December 2011, Mr. Shaw exercised his remaining 4,000 options respecting the December 6, 2002 grant and has no outstanding options as at January 31, 2012.

8.	Mr. Sobey exercised 4,000 options respecting the December 10, 2001 grant in fiscal 2011.

Share Ownership Guidelines

On December 6, 2007, the board agreed to strengthen the bank’s share ownership guidelines. Directors are now required to hold bank common shares and/or DDSUs with a value of not less than $450,000 (previously the requirement was for $300,000). Directors have five years from December 2007 or their date of appointment, as applicable, to meet the current guidelines.

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Directors’ Share Ownership

The table below shows the breakdown of each current director’s bank common shares, DDSU and director stock option (“DSO”) holdings as at October 31, 2011. All directors were above the target ownership level, with the exception of Mr. Dodge, who was elected to the board on April 8, 2010, and Ms. Segal, who was appointed to the board on December 2, 2011. Mr. Dodge has elected to receive his 2012 dedicated retainer and 50% of his other fees in DDSUs. The remaining 50% of his other fees will be paid in cash. As of January 31, 2012, Mr. Dodge does not meet the target ownership level and has until 2015 to reach the $450,000 target ownership level. Ms. Segal was appointed to the board in fiscal 2012 and is, therefore, not included in the table below. Ms. Segal has elected to receive 100% of her fees in DDSUs and has until 2016 to reach the $450,000 target ownership level.

NAME	FISCAL YEAR	NUMBER OF BANK COMMON SHARES[1]	NUMBER OF DDSUs/DSUs	TOTAL NUMBER OF BANK COMMON SHARES AND DDSUs/DSUs	TOTAL VALUE OF BANK COMMON SHARES AND DDSUs/DSUs ($)[2]	NUMBER OF OUTSTANDING DSOs	TOTAL VALUE OF DSOs ($)[3]	TOTAL VALUE OF BANK COMMON SHARES, DDSUs AND DSOs ($)	TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET[4]	TOTAL VALUE AS A MULTIPLE OF BOARD RETAINER[5]
Ronald A. Brenneman	2011 2010 Change	75,219 75,219 0	42,004 38,888 3,116	117,223 114,107 3,116	6,157,724 6,238,230 (80,506)	8,000 8,000 0	223,940 241,060 (17,120)	6,381,664 6,479,290 (97,626)	14.2 14.4 (0.2)	53.2 54.0 (0.8)
C.J. Chen	2011 2010 Change	33,624 33,624 0	25,928 22,347 3,581	59,552 55,971 3,581	3,128,267 3,059,935 68,332	N/A N/A N/A	N/A N/A N/A	3,128,267 3,059,935 68,332	7.0 6.8 0.2	26.1 25.5 0.6
David A. Dodge	2011 2010 Change	4,000 3,000 1,000	2,705 1,013 1,692	6,705 4,013 2,692	352,214 219,391 132,823	N/A N/A N/A	N/A N/A N/A	352,214 219,391 132,823	0.8 0.5 0.3	2.9 1.8 1.1
N. Ashleigh Everett	2011 2010 Change	16,284 14,863 1,421	36,122 31,429 4,693	52,406 46,292 6,114	2,752,887 2,530,784 222,103	4,000 8,000 (4,000)	112,520 241,060 (128,540)	2,865,407 2,771,844 93,563	6.4 6.2 0.2	23.9 23.1 0.8
John C. Kerr	2011 2010 Change	11,812 11,800 12	39,272 36,255 3,017	51,084 48,055 3,029	2,683,443 2,627,167 56,276	4,000 9,000 (5,000)	112,520 274,780 (162,260)	2,795,963 2,901,947 (105,984)	6.2 6.5 (0.3)	23.3 24.2 (0.9)
Michael J.L. Kirby	2011 2010 Change	1,607 1,584 23	50,371 44,768 5,603	51,978 46,352 5,626	2,730,404 2,534,064 196,340	4,000 8,000 (4,000)	112,520 241,060 (128,540)	2,842,924 2,775,124 67,800	6.3 6.2 0.1	23.7 23.1 0.6
John T. Mayberry	2011 2010 Change	13,467 13,087 380	52,892 45,662 7,230	66,359 58,749 7,610	3,485,838 3,211,808 274,030	N/A N/A N/A	N/A N/A N/A	3,485,838 3,211,808 274,030	7.7 7.1 0.6	29.0 26.8 2.2
Thomas C. O’Neill	2011 2010 Change	11,300 11,300 0	11,256 7,886 3,370	22,556 19,186 3,370	1,184,867 1,048,899 135,968	N/A N/A N/A	N/A N/A N/A	1,184,867 1,048,899 135,968	2.6 2.3 0.3	9.9 8.7 1.2
Alexis E. Rovzar de la Torre	2011 2010 Change	18,494 15,550 2,944	N/A N/A N/A	18,494 15,550 2,944	971,490 850,119 121,371	N/A N/A N/A	N/A N/A N/A	971,490 850,119 121,371	2.2 1.9 0.3	8.1 7.1 1.0
Indira V. Samarasekera	2011 2010 Change	1,948 1,948 0	10,462 7,049 3,413	12,410 8,997 3,413	651,897 491,866 160,031	N/A N/A N/A	N/A N/A N/A	651,897 491,866 160,031	1.4 1.1 0.3	5.4 4.1 1.3
Allan C. Shaw	2011 2010 Change	43,629 54,387 (10,758)	43,746 40,568 3,178	87,375 94,955 (7,580)	4,589,809 5,191,190 (601,381)	4,000 8,000 (4,000)	112,520 241,060 (128,540)	4,702,329 5,432,250 (729,921)	10.4 12.1 (1.7)	39.2 45.3 (6.1)
Paul D. Sobey	2011 2010 Change	30,000 26,000 4,000	42,311 37,816 4,495	72,311 63,816 8,495	3,798,497 3,488,821 309,676	4,000 8,000 (4,000)	112,520 241,060 (128,540)	3,911,017 3,729,881 181,136	8.7 8.3 0.4	32.6 31.1 1.5
Barbara S. Thomas	2011 2010 Change	13,021 13,021 0	3,148 0 3,148	16,169 13,021 3,148	849,358 711,858 137,500	N/A N/A N/A	N/A N/A N/A	849,358 711,858 137,500	1.9 1.6 0.3	7.1 5.9 1.2
Richard E. Waugh[6]	2011 2010 Change	253,921 253,865 56	464,408 447,589 16,819	718,329 701,454 16,875	37,733,822 38,348,490 (614,668)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective individuals.

2.	The total value of bank common shares and DDSUs/DSUs was calculated as follows: for 2011, based on $52.53, the closing price of a bank common share on the TSX on October 31, 2011; and for 2010, based on $54.67, the closing price of a bank common share on the TSX on October 29, 2010.

3.	The total value of DSOs was calculated as follows: for 2011, based on $52.53, the closing price of a bank common share on the TSX on October 31, 2011; and for 2010, based on $54.67, the closing price of a bank common share on the TSX on October 29, 2010. The exercise price for each grant is set out in the “Director Stock Option Plan” table found on page 18.

4.	On December 6, 2007, the board strengthened the directors’ share ownership guidelines to $450,000.

5.	Total board retainer is $120,000.

6.	Mr. Waugh participates in the DSU Plan for senior executives. For further details on Mr. Waugh’s aggregate holdings, see the “Summary Compensation Table” on page 47. Mr. Waugh has not received any DSOs; details on Mr. Waugh’s option holdings can be found in the stock options table on page 49. Mr. Waugh, as President and CEO, has a more stringent share ownership requirement of 7 times base salary; refer to the “Executive Share Ownership Guidelines” section on page 39 for details.

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CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION

The board and management believe that a strong, effective, independent board plays a crucial role in building long-term sustainable growth in shareholder value, protecting the interests of stakeholders and maximizing the value they receive from their investment in the bank. The board is committed to meeting high standards of corporate governance in all aspects of the bank’s affairs, as the bank’s corporate governance is an integral part of the bank’s operations.

The bank’s corporate governance practices are regulated by many different parties, including the bank’s regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”), and the board looks to evolving best practices domestically and internationally in reviewing its corporate governance practices. Our practices:

•

Meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”) – which include National Instrument 52-110, National Instrument 52-109, National Policy 58-201 and National Instrument 58-101, and

•	Comply with applicable requirements of the New York Stock Exchange (“NYSE”) and SOX, including applicable rules of the U.S. Securities and Exchange Commission (“SEC”)

The bank is not required to comply with most of the NYSE corporate governance rules. However, except as summarized in the Corporate Governance section of the bank’s website (www.scotiabank.com), our practices do not differ significantly from those rules.

Appendix 1 contains a summary of our corporate governance practices, provides additional information required by the CSA, and highlights the NYSE and SOX requirements applicable to the bank. The committee reports included in this management proxy circular describe the mandates of the committees of the board and highlight key 2011 accomplishments.

The Corporate Governance Policies and the committee charters are also available in the Corporate Governance section of the bank’s website and in print to any shareholder who requests a copy from the bank’s Secretary. Additional information on the bank’s audit and conduct review committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the bank’s 2011 annual information form under the heading “The Bank’s Audit and Conduct Review Committee” at www.sedar.com.

CORPORATE GOVERNANCE AT A GLANCE

See Page(s)
•	12 of the bank’s 13 directors nominated for election are independent	14, 71
•	Since 2004, the board has had an independent non-executive chairman	71-72
•	The bank has had a majority voting policy since 2005 and shareholders vote for individual directors. Directors receiving more votes “withheld” than “for” in an uncontested election are required to tender their resignation	70
•	Directors’ attendance is disclosed in their biographies and in the aggregate as well. All directors have exceeded the board’s attendance requirements	7-13, 15
•	Board committees have the authority to retain independent advisors, as determined necessary by each committee	75
•	The executive and risk committee and human resources committee hold joint sessions to discuss risk issues associated with the bank’s compensation programs	25, 28, 33
•

The corporate governance and pension committee oversees our director education and orientation program and ensures all directors have a proper understanding of the bank’s businesses and the role of the board, and that sessions are held on emerging issues and matters affecting the bank’s business

75-77
•

At the 2011 annual meeting of shareholders, the bank’s second “say on pay” advisory vote on management’s approach to executive compensation received nearly 93% support from shareholders. 2012 marks the third year that the bank will be holding this advisory vote

5, 79
•	At each of the board and board committee meetings, time is specifically reserved for independent discussion without management present	21, 22, 24, 29, 71
•	The corporate governance and pension committee, a committee composed of independent directors, is responsible for nominating potential director candidates to the board	22-23, 73
•	The board, each committee and individual directors annually undergo an evaluation of their effectiveness	78-79
•	Stakeholders can communicate their concerns and questions to the chairman of the board, the bank’s independent directors and the chair of the human resources committee	80

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COMMITTEE REPORTS

Audit and Conduct Review Committee Report

Committee Composition and Mandate

Members: Michael J.L. Kirby – Chair, Ronald A. Brenneman (financial expert), Thomas C. O’Neill, Indira V. Samarasekera, Paul D. Sobey and Barbara S. Thomas. Ex-officio – John T. Mayberry. Susan L. Segal was appointed to the committee effective December 2, 2011.

The audit and conduct review committee:

•	Oversees the quality, integrity and timeliness of the bank’s financial reporting

•	Fulfills the role of the bank’s conduct review committee as required under the Bank Act, including:

•	Reviewing transactions with related parties

•	Monitoring procedures for resolving conflicts of interest

•	Identifying potential conflict of interest situations

All committee members are independent under the bank’s independence standards. These standards include additional independence requirements for all committee members, as required under the rules of the CSA, the NYSE and the SEC. At each of its six meetings in 2011, the committee held an “in camera” session without management present. All members of the committee are financially literate within the meaning of the CSA rules and the NYSE listing standards, and one or more members of the committee have the required attributes of a “financial expert” as defined by the rules of the SEC. The board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.

A key responsibility of the committee is to provide open avenues of communication among the bank’s Internal Audit department, the bank’s shareholders’ auditors and the board. The Chief Auditor, who is head of the bank’s Internal Audit department, reports to the committee, attends each meeting of the committee and meets with the members without management present at every meeting.

The shareholders’ auditors report directly to the committee. They are invited to attend each committee meeting and meet with the members without management present. The committee retains and terminates the bank’s shareholders’ auditors, subject to shareholder approval, and evaluates their relationship with the bank, including independence and other qualifications.

The committee has established policies and procedures for pre-approval of audit and permitted non-audit services and reviews and approves the bank’s policy each year. For more detail on these policies and other activities of the committee, see the bank’s 2011 annual information form at www.sedar.com. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2011

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2011. Key accomplishments include:

•

Financial Reporting: We reviewed and recommended for board approval: the 2011 annual and interim consolidated financial statements and the related management’s discussion & analysis (“MD&A”), financial releases and the 2011 annual information form and Form 40-F.

•

Financial Controls: In line with our responsibility for the integrity of the bank’s financial statements and for reporting to the bank’s shareholders, we reviewed the bank’s Internal Control Policy and recommended it to the board for approval. The board approved the policy in March 2011. We then reviewed management’s assessment that internal control over financial reporting is effective and received management’s reports for the financial year ended October 31, 2011.

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•

International Accounting Standards: We participated in seminars and received regular reports on the implications of the Canadian Accounting Standards Board’s plan to move to IFRS and on the status of the bank’s transition to IFRS. These reports addressed issues including specific accounting matters, accounting policy choices and the bank’s MD&A disclosures. We approved material changes to the bank’s accounting policies as they related to the transition to IFRS.

•

Internal Audit Matters: As part of our oversight responsibilities for the bank’s internal audit function, we reviewed: the annual Internal Audit Plan, Human Capital Report, quarterly reports from the Internal Audit department, and the objectivity of the bank’s internal audit function.

•	Pre-Approval of Services by the Bank’s Shareholders’ Auditors: We reviewed and approved the bank’s Policy for the Pre-Approval of Services Performed by the External Auditor.

•

Audit Planning Report and Conduct of Audit: We reviewed the bank’s shareholders’ auditors’ audit planning report and oversaw their conduct of an integrated audit, which included the auditors’ opinion on the effectiveness of the bank’s internal control over financial reporting.

•

Compliance and Regulatory Matters: We reviewed and approved the Scotiabank Group Compliance Mandate and the Mandate of the Scotiabank Group Chief Anti-Money Laundering Officer. We met regularly with the bank’s Chief Compliance and Regulatory Officer and also met with the Chief Anti-Money Laundering Officer. We reviewed with the Chief Compliance and Regulatory Officer the Group Compliance quarterly reports and the annual report on the bank’s compliance programs, including the anti-money laundering and anti-terrorist financing program. We also reviewed various regulatory reports and findings as reported to the committee by management.

•

Guidelines for Business Conduct: We reviewed the report with respect to compliance with the Scotiabank Guidelines of Business Conduct by bank employees, officers and directors. We noted that the President and Chief Executive Officer and all employees reporting to him had acknowledged their adherence to and compliance with the Guidelines.

•

Update to its Charter: We reviewed and recommended changes to the committee’s charter for the corporate governance and pension committee’s consideration and the approval of the board. The board approved these changes in June 2011. We recommended further changes to the committee’s charter, which were approved by the board in December 2011.

•

Conduct Review Matters: We reviewed reports on the bank’s related party transactions, policies and procedures for resolving conflicts of interest, restricting the use of confidential information, dealing with customer complaints and disclosure of information to customers, and recommended board approval of policies and procedures on these matters. The board approved the policies and procedures in August 2011 and the committee reports to OSFI annually on such matters.

Corporate Governance and Pension Committee Report

Committee Composition and Mandate

Members: N. Ashleigh Everett – Chair, C.J. Chen, John T. Mayberry, Thomas C. O’Neill and Paul D. Sobey.

The corporate governance and pension committee advises the board on ways to enhance the bank’s corporate governance. As the committee is also responsible for director nominations, it consists entirely of independent directors. At each of its four meetings in 2011, the committee held an “in camera” session without management present.

The committee:

•	Oversees the bank’s governance culture

•	Reviews, at least annually, the bank’s Corporate Governance Policies and assesses the bank’s compliance with them

•	Makes recommendations to the board on emerging best practices in governance and other policy improvements

•	Reviews the relationship between management and the board and makes recommendations as appropriate

•	Reviews and recommends any changes to director compensation

•	Recommends responses to shareholder proposals

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•	Establishes and recommends to the board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a bank director

•	Identifies and recommends qualified director nominees, mindful of the board’s Director Independence Standards

•	Periodically reviews the appropriateness of the board’s size and the composition of the board as a whole

•	Reviews committee composition and makes recommendations to the board with respect to any changes among committee members

The committee has developed a process for assessing the performance and effectiveness of the board and its committees, and for ensuring that annual evaluations are completed. This process includes:

•	A detailed questionnaire that is completed by each director

•	Interviews with each director conducted by the chairman of the board and the chair of the committee

•	A review of each individual director’s performance

Comments that require action are addressed in a timely manner. Results of this process have included the establishment of pre-board discussions on matters of interest to the board and educational programs on selected aspects of the bank’s business and operations. The committee also establishes, and revises as necessary, the mandates of the non-executive chairman of the board, individual directors, committee chairs and committees, which set out the board’s expectations of them in carrying out their responsibilities.

The committee also oversees the administration of the Scotiabank Pension Plan by:

•	Ensuring the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation

•	Monitoring and supervising the activities of the pension administration and investment committee, and reviewing its reports

•	Reviewing the report of the auditor of the Plan’s fund

For more detailed information about the bank’s system of corporate governance, please see the discussion in Appendix 1 to this management proxy circular. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2011

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2011. Key accomplishments include:

•

Board Succession: We reviewed current board and committee demographics with a view to assessing potential candidates for director. We recommended board approval for a new director nominee, Ms. Susan L. Segal, who was appointed to the board and the audit and conduct review committee as of the close of the board meeting on December 2, 2011 and who will be nominated for election at the 2012 annual shareholders’ meeting.

•

Board and Committee Assessments: We reviewed the results of the board’s annual self-assessment, including the director questionnaires on corporate governance and the director interview and peer evaluation process. We also reviewed the committee self-assessments.

•

Director Compensation and Share Ownership: We reviewed director compensation and share ownership requirements and recommended that the board maintain the current level of director compensation with an adjustment to compensate board members who meet with regulators, shareholders and other shareholder activist groups by paying an attendance fee for attendance at these meetings. The board approved these fees in October 2011.

•

Review of Corporate Governance Policies: We did a comprehensive review of the bank’s Corporate Governance Policies, committee charters and other mandates and recommended amendments to the board for approval. The board approved these amendments in June 2011. We recommended further changes to certain committee charters, the Board Mandate and the Corporate Governance Policies in December 2011 which the board approved.

•	Orientation and Continuing Education: We reviewed and accommodated director requests for specific education seminar topics.

•	Committee Composition: We reviewed board committee composition and recommended certain changes to the committee’s structure, which the board approved in March 2011.

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•	Corporate Governance Disclosure: We reviewed and recommended for board approval this management proxy circular and the bank’s corporate governance disclosure.

•

Pension Matters: We reviewed reports on the activities of the bank’s Pension Administration and Investment Committee and approved that committee’s charter. We reviewed reports on the Scotiabank Group Global Pension Plans and recommended for board approval an amendment to the Scotiabank Pension Plan. We re-approved the Statement of Investment Policies and Procedures for the Scotiabank Pension Plan and approved the audited financial statements for the Scotiabank Pension Plan.

Executive and Risk Committee Report

Committee Composition and Mandate

Members: Allan C. Shaw – Chair, David A. Dodge, N. Ashleigh Everett, John C. Kerr, Michael J.L. Kirby, John T. Mayberry and Richard E. Waugh.

The executive and risk committee:

•	Advises executive management on highly sensitive or major strategic issues

•	Assists the board in its risk management responsibilities by:

•	Reviewing and approving credit, investment, operational and market risks

•	Reviewing and approving all significant counterparty, industry, market and portfolio risks and limits

•	Reviewing, monitoring and approving risk-related policies, procedures and standards

•	Periodically examining public issues potentially affecting the bank, reporting to the board on them, and recommending policies to address them as required

In its capacity as an executive committee of the board, during intervals between meetings of the board, this committee may exercise all of the powers of the board, subject to the limitations set out in the Bank Act and such other limitations as the board may determine from time to time.

The committee held an “in camera” session without management present at eight meetings this past fiscal year and the independent members of the committee also met separately with the Chief Risk Officer at eight meetings during the past fiscal year.

For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2011

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2011. Key accomplishments include:

•

Review of Significant Credit and Market Risk Exposure: We reviewed significant credit and market risk exposures throughout the year and reviewed various industry sector analyses. We approved a new credit risk strategy in January 2011.

•

Review of Risk Related Policies: We reviewed and recommended to the board for approval: the bank’s 2011 Risk Appetite Framework; the 2011 Country Risk Management Guidelines; the 2011 Market and Structural Risk Management Policy; the Liquidity Risk and Collateral Management Policy; and the 2011 Operational Risk Policy.

•	Global Risk Management Reports: We reviewed quarterly reports on the bank’s Global Risk Management (“GRM”) department’s programs and policies and the bank’s enterprise risk profile.

•	Review of Potential Acquisitions: We reviewed major strategic issues and initiatives, including potential acquisitions.

•	Crisis Management Plan: We reviewed with management the bank’s crisis management plan, in advance of presentation to the board and to the bank’s regulators.

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•	Reputational Risk Report: We reviewed management’s report on the bank’s reputational risk management and the activities of the reputational risk committee.

•

Update to its Charter: We reviewed and recommended changes to the committee’s charter for the corporate governance and pension committee’s consideration and the approval of the board. The board approved these changes in June 2011. We recommended further changes to the committee’s charter, which were approved by the board in December 2011.

•

Joint Meetings with Human Resources Committee: We revised our charter and practices to provide for joint meetings with the human resources committee to review risks associated with the bank’s material compensation and incentive programs (see page 33). Five such meetings were held in fiscal 2011.

•	Appointment of New Committee Member: The committee’s composition was altered to add one new member during the past fiscal year to ensure its continued effectiveness.

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EXECUTIVE COMPENSATION — COMPENSATION DISCUSSION AND ANALYSIS

LETTER TO SHAREHOLDERS

Dear Shareholder,

Scotiabank is committed to providing a clear and straightforward explanation of how we approach executive pay and assessment. Our philosophy is deeply rooted in prudent decision-making, risk management and pay for performance. We are pleased to share our results – and their link to executive pay.

This year’s proxy circular includes a number of structural changes and illustrations. They’re designed to enhance the overall flow of information and create greater transparency.

STRONG RESULTS IN 2011

The bank achieved record results again in 2011 in a year of increasing economic and market volatility. We achieved these results by staying true to our proven multi-year strategy of diversification, our prudent approach and consistent execution of our five-point business strategy.

Scotiabank generated net income of $5.3 billion, and earnings per share of $4.62 representing an increase of 18% from 2010. Return on equity was very solid at 18.8%. Our industry-leading productivity ratio at 54.4% was better than target. The bank surpassed its targets on these key financial performance measures.

These measures are direct indicators of our progress on three of our five key business strategies of sustainable and profitable revenue growth, prudent risk management and appetite and efficiency and expense management. The achievements on the other two strategies in our five-point strategy, capital and balance sheet management and leadership, are reflected in our Balanced Scorecard (pg. 40).

In addition to strong financials, the bank performed well on non-financial measures including customer service, risk management, employee engagement and corporate social responsibility (see our scorecard on page 40).

Non-financial performance highlights from our Scorecard
•	Corporate Social Responsibility Ranked on Dow Jones Sustainability North American and World Indices
•	Employee Engagement Satisfaction level among Scotiabank employees worldwide among the top 10% of global financial institutions
•	Customer Service Customer Loyalty in Canadian Banking exceeds targets and continues to increase

PAYING FOR PERFORMANCE

Though the bank reported record results, earnings included a gain from the acquisition of DundeeWealth, which because of its significant and one-time nature, the board exercised its discretion to adjust the bonus for this gain, as well as for the bank’s performance on risk management and the balanced scorecard.

As a result of the adjustments, the total value of incentives awarded to our named executive officers (including option-based awards, share-based awards, and annual incentive awards) decreased by approximately 2.5% in 2011 over 2010. For 2011, the board has approved total compensation for Rick Waugh, President and CEO, of $10,616,000. The year over year incentive results for each named executive officer are described in more detail in the Compensation Discussion and Analysis that follows.

MAINTAINING RIGOROUS OVERSIGHT & RISK MANAGEMENT

The board maintains rigorous oversight of executive compensation policies and practices. In response to regulator and stakeholder expectations, the bank continually reviews its practices and policies against ever increasing standards.

The chair of the human resources committee as well as the chairman of the board meets regularly with various shareholders, regulators and governance bodies, to ensure open communication and adherence to new guidelines and regulation.

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Members of our executive and risk committee, along with the Chief Risk Officer, attend human resources committee discussions on incentives to ensure that risk factors are fully considered to align with the bank’s risk appetite (for more on risk management, see page 31).

Our rigorous approach to decision-making and risk management extends to the design and implementation of executive compensation policies and practices intended to discourage inappropriate risk-taking. Many of these practices such as using earnings-based measures to determine incentive award funding, requiring that a high proportion of variable compensation be awarded as equity-based incentives, and post-retirement share ownership requirements have been in place for several years. We strengthened these practices in 2011 with changes to ensure that all mid-term incentive awards made in 2011 will be subject to potential risk adjustment prior to the future vesting and payout of share units. Additional details can be found in the Best Practices at a Glance on page 30.

Scotiabank is committed to delivering value commensurate with performance. We welcome your comments or questions, which can be sent to executive.compensation@scotiabank.com.

John C. Kerr Chair of the Human Resources Committee	John T. Mayberry Chairman of the Board

HUMAN RESOURCES COMMITTEE REPORT

Committee Composition and Mandate

Members: John C. Kerr – Chair, Ronald A. Brenneman, Indira V. Samarasekera, Allan C. Shaw, Barbara S. Thomas and N. Ashleigh Everett (former member, partial year served). Ex-officio – John T. Mayberry.

The human resources committee has five members who collectively have the knowledge, experience and background in compensation, human resources, finance, risk management and general business leadership/management required to fulfill the committee’s mandate. A description of the human resources committee members’ experience and expertise can be found on page 28.

All are independent directors. Their independence is reconfirmed annually through a questionnaire based on the Director Independence Standards outlined in Appendix 2. None has ever served as an executive of the bank.

The human resources committee is responsible for:

•	Ensuring we have effective leaders and robust succession plans in place

•	Reviewing our compensation principles and alignment of our compensation principles with our pay for performance strategy as well as our risk appetite

•	Monitoring compensation and governance trends, staying abreast of regulatory requirements and monitoring compliance

•	Reviewing major compensation programs and making recommendations to the board with respect to compensation plans

•	Reviewing compensation disclosure and recommending approval to the board prior to publication

For a full list of duties and responsibilities, see the human resources committee’s charter in the Corporate Governance section of the bank’s website. The committee reviews the charter every year and updates it as needed to reflect best practices.

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Each member of the committee also sits on a related committee of the board to ensure that decisions are informed by and aligned with the work of these committees:

HUMAN RESOURCES COMMITTEE MEMBER	AUDIT AND CONDUCT REVIEW	EXECUTIVE AND RISK	CORPORATE GOVERNANCE AND PENSION
John C. Kerr, Chair		■
Ronald A. Brenneman*	■
N. Ashleigh Everett**		■	■ (Chair)
Indira V. Samarasekera	■
Allan C. Shaw		■ (Chair)
Barbara S. Thomas	■
John T. Mayberry***	■	■	■

*	Also sits on the audit and conduct review committee as the designated financial expert (as defined by the rules of the SEC).

**	Ms. Everett was a member of the human resources committee until April 2011.

***	Board chairman and ex-officio member of the audit and conduct review committee and the human resources committee. He is a member of the executive and risk committee and the corporate governance and pension committee.

Committee Report on Key Accomplishments for 2011

Every year, we (the human resources committee) create and execute a detailed work plan, and conduct an effectiveness review to be sure we are fulfilling our mandate. We believe that we met the work plan and fulfilled our mandate to the best of our ability this year. In 2011, we:

•	Made Executive Compensation Recommendations to the Board: For compensation to be awarded to our President and CEO, his direct reports, and all of the Executive Vice-Presidents.

•

Reviewed Compensation Programs: Taking into account evolving best practices, especially related to alignment of compensation with the bank’s risk profile and risk time horizon. We continued to review the alignment of our compensation policies and programs with evolving compensation best practices and principles released by the Institute of International Finance (“IIF”), the Financial Stability Board (“FSB”), the Financial Services Authority (“FSA”) and CCGG.

•	Reviewed and Approved Mandates: For the Executive Vice-Presidents and above.

•

Oversaw Leadership Strategy: In 2011, we reviewed the Leadership Strategy effectiveness and outcomes as it applies to all executive positions as well as the performance, qualifications, experiences and capabilities of all executive officers. We also assessed potential candidates for all key roles in the bank including the President and CEO. To ensure a balanced perspective, this assessment is done independently through direct discussion and interaction as well as in conjunction with the President and CEO, the Vice-Chairman and Chief Operating Officer, and the Group Head, Global Human Resources and Communications. For more on Succession Planning, please refer to page 69.

•	Met with Shareholders and Regulators: To discuss our executive compensation philosophy and disclosure, and to address specific questions.

•

Reviewed Compliance with FSA Remuneration Code (“the Code”) Requirements: To ensure that the compensation policies, practices and final awards for material risk employees (“Code Staff”) in the United Kingdom were in compliance with the Code.

•

Held Joint Sessions with the Executive and Risk Committee of the Board: To provide the Chief Risk Officer and the executive and risk committee the opportunity to discuss risks associated with the design and funding of the bank’s material compensation programs.

Human Resources Committee Members’ Experience and Expertise

The members of the human resources committee have significant collective expertise and experience in human resource management, leadership and human resources governance, which the committee uses to make fair and balanced decisions on a wide variety of pay and people related matters. Each member brings unique experience and perspective to the committee, which enhance its decision-making abilities. All are independent directors. None has ever served as an executive of the bank.

John C. Kerr (chair) is a long-standing board and human resources committee member, having served on the board for the last 12 years and on the human resources committee for the last seven years. He contributes to the committee with his institutional knowledge of the bank’s HR governance policies, practices and history. Mr. Kerr also brings valuable experience in executive compensation and governance to the committee as the Chairman of Lignum Investments Ltd., a privately-held investment company in British Columbia. In this role, Mr. Kerr also provided oversight to Lignum’s commodities trading business.

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Ronald A. Brenneman also has had a long tenure on the board and the human resources committee, having served as a director for the last 11 years and on the human resources committee for the last seven years. He brings experience in leadership, human resources, energy markets and HR governance as the former Executive Vice-Chairman of Suncor Energy Inc. and the former President and Chief Executive Officer of Petro-Canada. Mr. Brenneman also has direct experience that is relevant to his responsibilities in executive compensation as Chair of the Management Resources and Compensation Committee of BCE Inc. and as a member of the Compensation Committee of WestJet Airlines Ltd.

N. Ashleigh Everett served on the human resources committee from 2004 until April 2011. She served a total of seven consecutive years on the human resources committee. During her time on the human resources committee, Ms. Everett brought strong external experience to the committee through her membership on Manitoba Telecom Services Inc.’s Human Resources & Compensation Committee.

Indira V. Samarasekera joined the board in 2008 and the human resources committee in 2009. Dr. Samarasekera contributes leadership and academic experience outside of the private sector. Her strong advisory experience in academia and government, as gained through service as the President and Vice-Chancellor of the University of Alberta, former Vice-President, Research at the University of British Columbia, and former member of the Prime Minister’s Advisory Committee on Public Service Renewal bring additional balance and perspective to the committee. Also, as a board member of the Conference Board of Canada, and as a member of the Science and Technology Innovation Council of Canada, Dr. Samarasekera adds public and social sector governance expertise on people related matters to the committee.

Allan C. Shaw is a long-standing board member having served for the last 25 years. Mr. Shaw previously served on the human resources committee between 1995-2004 and has served on the committee since 2009. He has broad experience in leadership, governance and risk, which he has gained and continues to gain by acting as chair of the bank’s executive and risk committee and as the current Non-Executive Chairman and the former Chairman and Chief Executive Officer of The Shaw Group Holding Limited, a role he held for nearly 20 years.

Barbara S. Thomas has served as a director for the last seven years and on the human resources committee for the last four years. Having served in the top leadership role at Ocean Spray Company (board member/interim CEO), Pillsbury Canada Ltd. and Warner-Lambert Consumer Healthcare Company, and as a director at Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas currently serves as a director of the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas brings broad executive experience on executive compensation, talent, and governance. Ms. Thomas brings a perspective from outside the financial services industry.

Independent Advisor

To perform our duties, we retain the services of a qualified and independent advisor. We have an independent advisor policy, which specifies the scope of services permitted to be performed by our advisor. To ensure that the services provided are not compromised, the policy specifies that:

•	Management does not use the services of an independent advisor

•	Fees are reported at each committee meeting, and all fees paid to the independent advisor are disclosed, along with a detailed description of all related activities

•	“in camera” sessions are held at every meeting with the independent advisor – with no bank executives present

Frederic W. Cook & Co., Inc. (“FWC”) provided the following services in 2011 to the human resources committee as independent advisor:

•

A review of our executive compensation practices, program design, and competitive analysis on President and CEO compensation underlying total compensation level and mix based on best practice and performance

•	Updates on ongoing and emerging trends in executive compensation and governance best practices

•	Perspective on appropriate total compensation mix and levels, based on competitive practice and our performance

•	Review all materials well in advance of meetings to identify any issues for the human resource committee’s consideration when evaluating compensation program design proposals

FWC was hired in September 2009 following a review of various consulting firms by the human resources committee. The fees incurred by FWC in fiscal 2011 and 2010 for independent advisor services provided exclusively to the committee are presented in the table below. FWC did not provide the bank with any other services in either year. FWC has confirmed to the bank that the fees paid to FWC by the bank are immaterial and insignificant relative to its revenue and, therefore, FWC’s independence is not impacted by the fees.

		Fiscal 2011		Fiscal 2010
Executive Compensation-Related Fees	U.S.$	120,112	U.S.$	252,733
All Other Fees	–		–

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BEST PRACTICES IN EXECUTIVE COMPENSATION AT A GLANCE

Executive Compensation Practice		Page

New This Year

•	The All-Bank balanced scorecard is provided, broken down by scorecard category, metrics, target levels, performance and target achievement	40

•	The assessment of annual incentives considers both financial and non-financial performance measures	36

•	The bonus committee composed of senior leaders from the bank’s control functions reviews incentive plan targets, design and funding of material plans	33

•	The compensation review committee composed of the heads of risk, compliance, audit and total rewards reviews individuals in key risk-taking roles for alignment of compensation with the bank’s risk appetite	33

•	To support the Chief Risk Officer’s independent report to the human resources committee, a formal risk scorecard is used to assess various types of risk and the degree to which incentive funding adequately reflects this risk	36, 41

•	Disclosure of compensation and defining criteria of employees who manage risk as well as other qualitative information, as required by Basel II, Pillar 3 requirements	56, 57 and throughout

Consistent Practices

•	A letter to shareholders from the chairman of the board and the chair of the human resources committee summarizes our approach to executive compensation	26, 27

•	Our compensation programs are aligned with the bank’s corporate strategy	31

•	The board has the discretion to reduce or withhold funding for annual and equity-based incentive plans if results are significantly below expectations and to reduce payouts on vesting due to risk	31, 36, 38

•	The Chief Risk Officer and Global Risk Management function reviews all material incentive plans from a design perspective and assesses whether there are other potential risks that should be reflected in the pool funding of our material incentive plans and ensures that they reflect our risk appetite	31, 32, 41

•	Compensation awards are stress tested to ensure appropriate link between pay and performance under foreseeable scenarios	31, 33

•	A clawback policy is in place requiring repayment of performance-related compensation where there is a material misstatement or breach of compliance rules or Guidelines for Business Conduct	31

•	The bank’s internal audit group conducts an annual review of our compensation programs and practices and reports directly to the human resources committee	32

•	Detailed information is provided on the financial institutions in our comparator groups for determining pay for performance	34, 58

•	Executive pay is aligned with shareholders’ interests by having a significant component “at risk” and tied to mid and long-term future performance	34, 35

•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price	60

•	Share ownership requirements for the most senior members of executive management extend into retirement	39

•	Employees are prohibited from entering into short sales, calls, and puts on any of our securities. Certain senior executives must also obtain pre-clearance from our compliance department before buying or selling any of our securities, including stock options	39

•	The Summary Compensation Table discloses the three year history of total compensation awarded to our Named Executive Officers (“NEOs”)	47

•	We report shares and option awards granted after fiscal year end to reflect decisions made during the 2011 compensation review	47

•	Annual pension benefits payable at year end and at age 65 are disclosed for the NEOs	52, 53

•	Employment agreements are not provided to any of our NEOs	53

•	Compensation disclosure is provided in compliance with FSB Principles on those executives whose actions have a material risk impact on the bank	56, 57

•	Post-retirement shareholding/retention requirements are disclosed by executive level and expressed as multiple of base salary and number of years into retirement	39

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ABOUT EXECUTIVE COMPENSATION AT SCOTIABANK

Corporate Strategy

The bank’s strategic focus is on five key priorities that position us for continued long term success: sustainable and profitable revenue growth, effective capital and balance sheet management, leadership development, prudent risk management and appetite, and efficiency and expense management.

In achieving our strategic priorities, the bank uses a balanced scorecard to measure performance across multiple qualitative and quantitative dimensions. The scorecard is an important tool in the assessment of overall bank performance and a key factor in the determination of annual incentive compensation for our executives. For more on the bank’s scorecard, please see page 40.

Philosophy: Pay for Performance

Our executive compensation programs help the bank create and sustain shareholder value by:

•	Attracting high calibre executives who can advance our strategy

•	Motivating executives to act in the best interests of our shareholders and other key stakeholders

•	Rewarding executives for demonstrated leadership and the achievement of strategic objectives

Because our philosophy is to pay for performance, we place a strong emphasis on at-risk incentive compensation. The result:

•	When we meet our goals we can expect our executives to be compensated in aggregate at about the median of the market
•	When we exceed our goals we can expect our executives to receive compensation above the market median
•	When we fail to achieve our targets we can expect our executives to be compensated below the market median

Principles: Risk Management, Corporate Focus, Compliance

In designing our executive compensation programs, we strive to ensure that business strategy, products and compensation are aligned with the bank’s risk appetite.

•

Risk is carefully managed: so that all business performance targets and individual/department objectives can be accomplished within established risk policies, limits, processes and standards. The key metrics on which our incentive compensation plans are based are approved by the board.

•

We discourage executives from taking unreasonable and excessive risks by delivering incentive compensation through a combination of annual, mid-term and long-term incentives that reflect our risk profile and deferring a substantial portion of the incentive compensation paid to our senior executives and other employees whose actions have a material impact on our risk exposure. We also place caps on annual incentive funding, stress-test potential payouts, and include share ownership and post-retirement share retention requirements to ensure alignment on a long-term basis.

•

The Chief Risk Officer and the GRM function review all material plans from a design perspective to ensure that they reflect the risk appetite framework of the bank. The Chief Risk Officer assesses whether there is credit risk, market risk, or operational risk (including reputational) or other potential risks that should be adjusted for in the incentive pool funding (such as concentration risk, off-balance-sheet risk and liquidity risk), or for individuals, monitors all incentive plans for adherence with the bank’s risk appetite, and recommends adjustments to the human resources and executive and risk committees, if warranted. The Chief Risk Officer reviews the amounts accrued for our material incentive programs to ensure appropriate use of capital.

•

The bank measures shareholder value creation using return on equity (“ROE”). It closely monitors ROE relative to a well-established target and relative to the cost of capital to ensure that it is comfortably creating shareholder value.

•

Effective with PSU awards granted in 2009, prior to finalizing the payout of these awards at vesting, the Chief Risk Officer will assess whether there are potential risks that should be reflected in the amount vesting. The human resources and executive and risk committees will make adjustments to payouts as needed for any material risk considerations or capital needs.

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•

We also have a clawback policy that applies to all Vice-Presidents and above, all Managing Directors and above in Global Banking and Markets*, and designated employees below the Vice-President and Managing Director level. People in these roles will forfeit outstanding awards or repay previously paid compensation if there is a personal breach of compliance rules or the Guidelines for Business Conduct. The clawback also applies if there is a material misstatement of results in the fiscal year of the grant in an executive’s area of responsibility. These provisions apply to all annual incentive and equity plans.

•

The board has the discretion to reduce or withhold payment under our annual incentive plans should results fall significantly below expectations. In making its compensation decisions, the board takes into consideration the bank’s projected capital ratios as reflected in the bank’s annual capital adequacy report to the board. The board, at its discretion, can chose not to grant mid- and long-term incentive compensation to individuals and/or in aggregate. Furthermore, the board, at its discretion, can also choose to reduce the payout value at vesting of previously granted awards.

•

Measures for incentive programs are thoroughly reviewed by our senior executive leadership team: we have a committee of the President and CEO, the business line heads, Chief Risk Officer, Chief Operating Officer, and the Group Head, Global Human Resources and Communications, known as the human investment committee (“HIC”), that provides our senior leaders with the opportunity to review and evaluate the key measures of our material incentive programs from an overall policy and comprehensive risk basis. HIC’s broader mandate is to review and approve all major new and changing bank-wide human resources objectives, strategies, policies and programs to ensure we are meeting the bank’s business priorities and goals, as well as the needs of our employees and stakeholders.

•

The executive and risk committee reviews the design and results of incentive programs: the executive and risk committee members and the human resources committee meet jointly to review and approve the design, metrics, targets, and payouts of our material incentive programs.

•

Key stewardship and support functions are focused on overall corporate interests: this focus ensures that compensation for executives responsible for areas such as risk management, legal, compliance, finance, internal audit, and human resources is tied to overall corporate performance rather than the performance of any one line of business they may support.

•

Independence of control functions: to ensure independence of Control Functions (finance, risk management, internal audit and compliance), the Control Function Heads have final sign-off on hiring, compensation and performance assessment for key roles.

•

Special reviews exist for key risk-taking roles: the compensation review committee – which includes the heads of risk management, compliance, internal audit, and total rewards – conducts a review to ensure there is an appropriate link between the proposed incentive awards and compliance with our policies, guidelines and risk appetite for roles that can have a material risk impact. This governance overlay is crucial to reflect risks and compliance issues that are hard to capture from a purely quantitative perspective.

•

Compensation programs are reviewed independent of management: our internal audit group conducts an annual review of our compensation programs and practices, reporting directly to the human resources committee. The results of the independent review are also provided to OSFI. The review includes all material compensation plans and programs, and assessment of the appropriateness of these plans and programs against our organizational goals and risk profile as well as FSB principles and standards, and an assessment of appropriateness of payouts relative to risk.

* Effective in January 2012, Scotia Capital operations and the bank’s overall wholesale financial services business line will be known as Global Banking and Markets.

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Annual Compensation Review Process

Each year, the human resources committee reviews the total compensation packages for the top executives of the bank, including the President and CEO, the President and CEO’s direct reports, Executive Vice-Presidents and Global Banking and Markets senior leadership. The committee also reviews the compensation for key employees subject to regulation in different environments. In addition, the human resources committee reviews significant individual compensation recommendations. The human resources committee, jointly with the executive and risk committee, reviews aggregate award recommendations for base salary adjustments, annual incentive awards and equity-based awards for all other executives at the bank.

The Review Process at a Glance

The reviews are informed by recommendations from management and the human resources department and the independent consultant, as well as market data from research, surveys, and studies – including:

•

Competitive total compensation data for similar positions in our peer group – companies of similar size and scope with whom we compete for executive talent – provided by the Hay Group Limited, an external consulting firm

•	Market trend analysis provided by consulting firms Towers Watson & Co. and McLagan Partners Inc., who also provide compensation plan design guidance

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The peer group for the NEOs includes four large banks and two major insurance companies, and remains unchanged from previous years.

ORGANIZATION	REVENUE ($ Millions)	NET INCOME ($ Millions)	MARKET CAPITALIZATION ($ Billions)	NUMBER OF EMPLOYEES
Bank of Montreal	13,718	3,266	37.6	47,180
CIBC	12,249	3,079	30.1	42,239
Royal Bank of Canada	27,430	4,852	69.9	68,480
TD Bank	21,594	5,889	67.8	75,631
Manulife Financial	37,633	(470)	30.5	24,819
Sun Life Financial	24,640	1,685	17.3	14,755
Average	22,877	3,050	42	45,517
The Bank of Nova Scotia	17,288	5,268	57.2	75,362

*	Comparative financial information obtained from public continuous disclosure filings for the most recently available fiscal year. Other than Manulife Financial and Sun Life Financial, whose most recent financial results are as at December 31, 2010, this table shows results as at October 31, 2011.

Important to note:

•	Outstanding sustained individual performance is generally rewarded with higher equity compensation awards

•

When reviewing recommendations for the most senior team, the human resources committee looks at market position (i.e., how the bank pays relative to peers for similar roles) together with a tally sheet outlining individual total equity and deferred compensation holdings and pension benefits

•

In recommending compensation for the President and CEO, the human resources committee also reviews a tally sheet and the aggregate compensation he has earned over the previous five years relative to our performance

•	At no point in the process does the President and CEO have any role in recommending his own compensation

EXECUTIVE COMPENSATION PROGRAMS IN DETAIL

Overview of Components and Mix

In addition to base salary, the bank’s executive compensation includes a mix of annual, mid-, and long-term incentives – which are also known as “pay-at-risk,” since they are not guaranteed. Executives are also eligible to participate in benefit, pension, and perquisite programs.

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The following chart outlines our expected mix of these components by level. In determining the appropriate mix, the human resources committee considers:

•	The executive’s ability to affect results over the longer term

•	Market practice including the mix for similar positions in our peer group

•	Regulatory requirements to defer incentives

At more senior levels, a much higher proportion of total compensation is at-risk and tied to our mid- to long-term future performance. The percentages shown here for mid-term (PSUs) and long-term (stock options) incentives are estimates only, as actual value will depend on corporate performance over time.

Base Salary

Base salary compensates executives for performance of their day-to-day roles and responsibilities. Each year, the human resources committee reviews the salary for each senior executive relative to the average and median base salary for similar positions in our peer group. They recommend appropriate adjustments, as needed, based on the executive’s experience, performance and leadership.

Annual Incentives

We currently have two annual incentive programs designed to reward executives for their contribution to the achievement of our annual goals:

•	Annual Incentive Plan (“AIP”) for eligible bank executives, including NEOs Richard E. Waugh, Luc A. Vanneste and Sarabjit S. Marwah

•	Scotia Capital Incentive Plan (“SCIP”) for eligible executives of Global Banking and Markets, including NEOs J. Michael Durland and Stephen D. McDonald

Annual Incentive Plan (AIP)

Design Overview

This plan rewards eligible executives based on how well we achieved our financial and operational metrics for the fiscal year. Individual performance also has a significant impact on the final awards.

The AIP ensures that employees are rewarded for the performance of those parts of the business they impact, while maintaining a focus on our overall performance. Line of business performance measures have an impact on the awards for executives whose primary focus is on Canadian Banking, Global Wealth Management, or International Banking, and there is also a country performance factor for executives in countries with large operations. To ensure collaboration across the bank, all AIP participants have a portion of their bonus tied to All-Bank performance. Top corporate executives and key executives in stewardship and support functions are measured entirely on bank and individual performance. In addition, the AIP includes risk adjusted measures, such as return on equity, that reflect the full range of potential risks.

Individual AIP awards are determined by the business results and individual performance, using the following formula:

Incentive Award ($)	=	Base Salary ($)	x	Incentive Target (%)	x	Business Results Score (0% - 150%)	x	Individual Performance (0 – 2.0)

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The incentive award is the product of (i) base salary, (ii) incentive target percent (expressed as a percent of salary and varies by job level, local market and, at times, role), (iii) business results score (see page 41), and (iv) individual performance factor (a performance rating determined by the executive’s manager).

The CEO’s compensation is determined by the HRC based on performance as explained on pages 42 and 43.

Funding at the All-Bank Level

The AIP pool is funded using metrics aligned with the bank’s strategic priorities – priorities that measure both financial and non-financial performance. In reflecting these priorities, incentive funding is determined using a combination of factors for a holistic assessment of the bank’s performance.

The human resources and executive and risk committees initially determine funding of the aggregate AIP pool using the All-Bank primary funding measures. Adjustments may then be made to the pool based on the bank’s performance relative to other financial and non-financial goals, external factors and performance relative to our risk appetite and our peer group. The human resources committee and the executive and risk committee at their joint meeting may also reduce the pool to reflect the bank’s risk compared to the bank’s risk appetite, as well as risk as measured on the bank’s risk scorecard.

Allocation of individual awards from the pool take into account the results achieved by that individual relative to their own annual goals and objectives, which include financial and non-financial measures.

The board, at their discretion, has the ultimate authority to reduce the pool to zero (no payouts) should results fall significantly below expectations.

Deferred Compensation

In keeping with our goal of aligning the interests of senior executives with those of our shareholders, we offer eligible employees at the Senior Vice-President level and above who participate in the AIP the option of taking up to 100% of this award in Deferred Stock Units (DSUs). Key features of this plan:

•	Intent to defer must be made within the first month of the fiscal year for which the incentive is awarded (i.e., November)

•

Conversion to DSUs takes place at the end of the year when awards are made. The number of DSUs is based on the bank common share price at the beginning of the year, when election to participate was made. Participants can lose or benefit depending on movement in share price in the interim.

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•	DSUs accumulate additional units based on notional equivalents of dividends on bank common shares

•

They can be redeemed only when a participant ceases to be an employee, and must be redeemed no later than the end of the calendar year following the year in which the participant ceases to be an employee

•	DSUs can be redeemed in cash only based on the market value of bank common shares on the TSX at the time of redemption

2011 results:

The share price on the first trading date of fiscal 2011 ($54.34 as at November 1, 2010) was used to convert 2011 AIP awards into DSUs. The share price on December 16, 2011, when the conversion actually took place, was $49.41, representing a 9% decrease in value for those executives who elected to receive their AIP in DSUs.

2012 program:

Executives had to notify the bank of their intent to participate in the 2012 deferred compensation plan during November 2011. The first trading date of fiscal 2012 was November 1, 2011, and the share price on that date, $51.07, will be used to convert the new AIP awards into DSUs in December of 2012.

Scotia Capital Incentive Plan (SCIP)

The SCIP rewards eligible employees of Global Banking and Markets for business results and individual performance for the given fiscal year and is aligned with risk management and shareholder objectives.

The purpose of the SCIP is to:

•	Fund the incentive pool based on the profitability of Global Banking and Markets and the results of the bank overall

•

Strengthen the tie between individual compensation awards and longer-term performance by deferring a significant portion based on executive level into equity-based compensation (see the following table)

EXECUTIVE LEVEL	AMOUNT DELIVERED IN EQUITY-BASED COMPENSATION	TYPE OF EQUITY-BASED COMPENSATION AWARD
Co-CEO	60%	PSUs and stock options
Senior Leaders	50%	PSUs and stock options
Managing Directors	30% - 40%	PSUs

The President & CEO, who does not participate in this plan, reviews the measures and funding rates used to assess performance and fund the incentive pool. In determining pool funding, it considers:

•	Global Banking and Markets profits before taxes and incentive payments

•	The percentage of profits comparator companies in the market are generally allocating to their incentive pools

•	Senior management assessment of the sustainability of each business line’s performance

•

The AIP All-Bank performance factor, which contains the impact of the All-Bank Scorecard, inclusive of qualitative and quantitative factors, and is applied to 25% of the incentive pool total to ensure that overall bank performance is reflected in Global Banking and Markets incentive awards

The Chief Risk Officer assesses whether there are potential risks that should be reflected in Global Banking and Markets’ performance and may recommend adjustments to funding to the executive and risk and human resources committees. The human resources committee and executive and risk committee reviews and recommends to the board for final approval the total incentive pool and the awards for the Co-CEOs of Global Banking and Markets. Significant individual award recommendations over a certain threshold are reviewed by the human resources committee.

Individual awards take into consideration individual performance, business line performance, the market position of each individual, and the pool of funds available.

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Mid-Term and Long-Term Equity Compensation Plans – Term Details

Mid and long-term incentives are an important part of total rewards provided to executives. They are designed to reward individuals for delivering sustained performance over three and 10 year periods, respectively. Mid-term incentives reward executives for sustained operating performance and achievement of pre-determined performance targets. Long-term incentives reward and retain executives; we believe it is important to have a component of our executives’ compensation that has a longer time horizon to align with the tail risk of certain businesses.

Awards are granted annually based on individual performance, retention risk, and the potential to contribute to our future success. As awards are “forward-looking” and reward for future performance and success, the human resources committee does not consider the value of an executive’s existing awards when determining new grants for individuals.

MID-TERM INCENTIVES
	PERFORMANCE SHARE UNIT PLAN (PSUs)	RESTRICTED SHARE UNIT PLAN (RSUs)	SCOTIA CAPITAL DEFERRED PAYMENT PLAN (DPP)
Purpose	• Rewards eligible employees for creating sustained shareholder value and achieving specific performance objectives over a 3-year period
Eligibility	• Bank Vice-Presidents and above • Global Banking and Markets employees at the Managing Director level and above	• Nominated employees	• Global Banking and Markets employees, below the Managing Director level, and in limited circumstances for Managing Directors
Granting

•  Units are granted based on the 20-day average closing price of our common shares at the time of grant; notional dividends reinvested in share units

•  Units are generally awarded to eligible employees on the first day of an open trading window following the public release of our year-end financial results

Vesting	• Units vest and are redeemable on the last day of the 35th month after the date of award		• Units vest one-third per year over 3-years with a performance multiplier to adjust for overall Bank and Global Banking and Markets performance of up to 1.25.

•  Performance-vesting at the end of 3-years based 50 percent on relative TSR and 50 percent on absolute ROE performance

•  The ROE component of the factor will be zero if a threshold level of ROE is not achieved

•  EVPs and above eligible for performance vesting up to 150 percent based on performance

•  VPs, SVPs and Global Banking and Markets Managing Directors and above eligible for performance vesting of up to 125 percent of the number of units

• In limited circumstances vest one-third per year starting on the first anniversary of the grant date
Payout

•  Each unit is valued using the 20-day average closing price of our common shares after vesting

•  The human resources committee, at its discretion, can reduce or eliminate payout based on an assessment of risk over a 3-year period

LONG-TERM INCENTIVES (STOCK OPTIONS)*
Purpose	• Links the interests of executives and shareholders by rewarding executives for creating sustained shareholder value in the long term
Eligibility	• Bank Vice-Presidents and above and Global Banking and Markets Senior Leaders and Co-CEOs
Granting

•  Options are regularly granted to eligible executives on the first day of an open trading window following the public release of our year-end financial results.

•  For grants since December 2005, exercise price is the higher of the closing price of the bank’s shares on the TSX on the trading day prior to the grant or the volume weighted average trading price for the five trading days immediately preceding the grant date.

•  Options granted before December 2009 may include a tandem stock appreciation right (Tandem SAR). The holder may exercise either the option or the tandem SAR for a cash payment equal to the value of the option gain. Tandem SARs are not dilutive.

Vesting & Expiry

•  Options normally vest 25 percent per year over four years and expire 10 years after the grant subject to early expiry in circumstances described on page 54, unless the human resources committee uses its discretion to do otherwise

•  The term of the award may also be extended where an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after such blackout). In this situation the expiry date will be automatically extended to the date which is 10 business days after the end of the blackout period

Exercise	• Once vested, options may be exercised at the participant’s discretion, subject to insider trading windows and blackout periods
*	See page 59-60 for additional stock option plan details and dilution, overhang and burn rate information

See page 54 for “Compensation Treatment by Termination Scenario” for mid and long-term incentives.

The Bank also has a clawback policy (see page 32 for an overview). In the event of a personal breach of conduct or material misstatement, outstanding awards may be forfeited or previously paid compensation may be repaid.

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Group Benefit, Pension, and Perquisite Programs

Our executives participate in group benefit plans on the same basis as all other employees. These vary depending on local market practice and/or regulatory requirements in the executive’s location.

Executives have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Certain other executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Further details can be found in the “Retirement Plan Benefits” section on pages 51-53.

Executives are also provided with a limited number of perquisites. The value and types offered vary by executive level.

Executive Share Ownership Guidelines

In support of our goal of aligning executive and shareholder interests and discouraging undue and excessive risk taking, all of our executives must meet minimum share ownership requirements. In addition, the CEO and his direct reports are subject to post-retirement retention requirements. The required holdings reflect the executive’s compensation and level, and may be satisfied through holdings of common shares, as well as any outstanding DSUs, RSUs, PSUs and DPP units and holdings in our Employee Share Ownership Plan. New and promoted executives have three years to meet the share ownership requirements.

The table below summarizes the minimum ownership requirements by level:

EXECUTIVE LEVEL	OWNERSHIP REQUIREMENT
President and CEO	7 times base salary; Share ownership requirement extends 2 years into retirement
COO/Group Head (including Global Banking and Markets Co-CEOs)	4 times base salary; Share ownership requirement extends 1 year into retirement
Executive Vice-President	3 times base salary
Senior Vice-President	2 times base salary
Vice-President	1 times base salary
Global Banking and Markets Senior Leader	2 times base salary
Global Banking and Markets Managing Director	1 times base salary

All of the NEOs have exceeded the minimum share ownership guidelines, as outlined in the following table:

	SHARE OWNERSHIP GUIDELINE	SHARE OWNERSHIP OF NEOs AT DECEMBER 31, 2011[1]				OWNERSHIP MULTIPLE OF SALARY
NAME	MULTIPLE OF BASE SALARY	DIRECTLY HELD COMMON SHARES ($)[2]	DEFERRED COMPENSATION ($)[3]	SHARE UNITS ($)[4]	TOTAL OWNERSHIP ($)	BASED ON DIRECTLY HELD & DEFERRED COMPENSATION	BASED ON TOTAL OWNERSHIP
Richard E. Waugh	7	12,907,347	23,605,861	11,803,460	48,316,668	24	32
Luc A. Vanneste	3	1,887,652	4,092,584	2,076,370	8,056,606	14	19
Sarabjit S. Marwah	4	11,497,718	11,900,480	4,172,440	27,570,637	29	34
J. Michael Durland	4	2,724,285	–	6,617,540	9,341,826	5	17
Stephen D. McDonald	4	1,152,307	–	4,055,651	5,207,958	2	9

1.	Based on the closing price on the TSX of our common shares of $50.83 on December 30, 2011

2.	Directly held includes Employee Share Ownership Plan (ESOP) holdings and common shares

3.	Deferred Compensation includes DSUs

4.	Share Units includes DPP units, PSUs, and RSUs

Note on Trading Restrictions:

Effective with the December 2010 grants, to be eligible to receive equity-based awards executives must attest that they do not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our compensation plans.

All of our employees, including executive officers are prohibited from entering into short sales, calls and puts with respect to any of our securities. These restrictions are prohibited under the Bank Act, and are enforced through our compliance programs. In addition, executive officers are required to seek pre-clearance from our compliance department prior to buying or selling any of our publicly-traded securities, including stock options.

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2011 PERFORMANCE & EXECUTIVE COMPENSATION

All-Bank Balanced Scorecard Performance

The bank believes that a fair and balanced assessment of overall performance should include a variety of key metrics. These metrics reflect the bank’s corporate strategy and performance along multiple dimensions. In defining key metrics, the bank has chosen to take the balanced scorecard approach to measuring financial and non-financial performance each year.

The bank’s overall performance was excellent, demonstrating strong performance across primary financial measures and non-financial performance measures. Financial performance in particular was strong, having met or exceeded all targets.

SCORECARD CATEGORY	DESCRIPTION	TARGET	2011 ACHIEVEMENT
Financial	Return on Equity (ROE) Efficiency in earning profits on shareholders’ behalf	16% – 20%	• ROE was 18.8%, at the high end of our target range and higher than last year
	Diluted Earnings Per Share (EPS) Growth Increase in net income generated for common shareholders	7% – 12%	• EPS growth was 18.2%, far exceeding the maximum of our target range
	Total Shareholder Return (TSR) 3-year relative Value delivered to shareholders over 3 years relative to peers	Above peer median	• Above median among our peers with a 3-year TSR of 11.9% (peer median is 5.5%)

Customer Service	Canadian Banking Customer willingness to recommend and remain with the bank	54% Top Box*	• 56% Top Box performance, slightly above target performance
	International Banking Customer willingness to recommend and remain with the bank	48% Top Box*	• 45.0% Top Box performance, near target performance
	Global Banking and Markets Customer satisfaction on key capital markets products	Top 3 in designated products	• Achieved
	Global Wealth Management Customer willingness to recommend and remain with the bank	Increase loyalty score by 1%	• Achieved

	Productivity Ratio Overall operating efficiency	< 58%	• Productivity ratio of 54.4%, better than target

Operational	Credit, Market, Liquidity Risk Mitigation of various types of non-operational risks	Meet Guidelines	• Credit, market, liquidity and operational risks were all managed well, as governed by board / executive and risk committee Guidelines, and within the bank’s risk appetite
Operational Risk
	- Operational, Regulatory & Audit	Single event operational failures and fines not to exceed $25MM; Cumulative failures ≤$130MM	• Target was achieved as single and cumulative operational failures fell well below target thresholds
	- Corporate Social Responsibility	Achieve at least 2 of 4 awards/rankings	• Achieved, as ranked on the DJ Sustainability Index – World, DJ Sustainability Index – N. America, Best Places to Work, in at least 2 countries, and CSR survey score above global benchmark

People	Employee Engagement Employee satisfaction and engagement	Top 10% of global financial institutions	• Achieved high levels of employee engagement, placing within the top 10% of global financial institutions.
	Diversity of Workforce Percent of women new to the VP+ pool	40 – 50%	• Achieved 39% overall; however results are mixed, depending on business line and geography. Global employee responses score very high on questions related to diversity and inclusion

	Collaboration Teamwork across departments or divisions	> 40% Top Box*	• Achieved a cross-departmental/divisional teamwork score of 38%, slightly below target

*	“Top Box” refers to the percentage of responses in the most favourable category on a five point survey scale

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Annual Incentive Compensation

AIP Funding:

The following diagram summarizes the metrics and actual targets and performance that factor into the All-Bank business results score that drives AIP funding. The business results score for the NEOs who participate in the AIP is entirely based on the All-Bank results, and the All-Bank portion of the AIP incentive pool was funded at 125% of target incentive.

Calculation of the All-Bank business results score:

As mentioned on page 36, the AIP pool is funded using measures aligned to our strategic priorities. Fundamental to the measurement of the achievement of these priorities are our financial results. Our primary funding measures include three key measures of our financial performance: return on equity, diluted earnings per share and productivity. Each measure is individually factored into the calculation of the business results score on a straight-line basis (i.e., using a linear interpolated number).

Taking into consideration our results against the performance measures from our All-Bank balanced scorecard on page 40 as well as risk and other external and internal factors, the All-Bank business results score is 125% of target.

Other Scorecard Measures contributed 5% to the final business results score. This was driven by strong overall performance across balanced scorecard categories relative to target.

Customer targets were expanded to include loyalty among Global Wealth Management customers; this new target was achieved. Operational targets were also met, driven by a productivity ratio well below the Canadian bank average and in a year where the bank made a significant acquisition. The bank continued its focus on strong governance and risk management practices. Employee engagement metrics were very strong, with engagement levels among the top 10 percent of global financial institutions and external recognition as an employer of choice.

The Discretionary Adjustment contributed 5% to the final business results score to reflect relative performance across the Canadian banks and international peers based on a comparison of third quarter results. The bank believes that a 5% increase is appropriate given strong relative performance in the challenging economies in which we operate and all within our risk appetite. An adjustment to decrease the All-Bank results score by 23% was also made to normalize and reflect the significant non-recurring nature of the gain realized on the bank’s acquisition of DundeeWealth Inc. in 2011.

The Chief Risk Officer provided the human resources committee and executive and risk committee with an assessment on whether other potential risks should be reflected in the AIP funding through various measures of risk as included in the risk scorecard. The Chief Risk Officer concluded that the bank operated within its approved risk appetite for 2011 and, as a result, the human resources committee and the executive and risk committee approved no risk adjustment to AIP funding.

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NAMED EXECUTIVE OFFICER COMPENSATION

This section discusses the compensation awards of our five NEOs in 2011 – the President and Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executives (based on aggregate compensation excluding pension benefits):

•	Richard E. Waugh, President and Chief Executive Officer

•	Luc A. Vanneste, Executive Vice-President and Chief Financial Officer

•	Sarabjit S. Marwah, Vice-Chairman and Chief Operating Officer

•	J. Michael Durland, Group Head, Global Capital Markets, and Co-CEO, Global Banking and Markets

•	Stephen D. McDonald, Group Head, Global Corporate & Investment Banking, and Co-CEO, Global Banking and Markets

Richard E. Waugh, President and Chief Executive Officer

Richard (Rick) E. Waugh President and Chief Executive Officer Toronto, Ontario, Canada Age: 64	Rick Waugh became President and Chief Executive Officer in 2003. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s treasury, corporate, international and retail banking areas. In 1985, he moved to New York as the most senior executive in the U.S. Rick returned to Toronto in 1993, and was appointed Vice-Chairman, Corporate Banking, in 1995, and Vice-Chairman, International Banking and Wealth Management in 1998. He currently serves on the Board of Directors of the Bank. Rick’s complete biography is found on page 13.

In fiscal 2011, FWC, the human resources committee’s independent advisor, conducted a competitive analysis of the President and CEO’s compensation. As a result of the review, the board felt that Mr. Waugh’s annual salary of $1,500,000, effective June 1, 2010, and incentive target of 150% were appropriate compared to his Canadian peer group.

Mr. Waugh continued to lead the bank through the most recent financial crisis. Despite increasing economic and market volatility, the bank achieved another year of record earnings in 2011, continuing a long record of sustainable profits.

Mr. Waugh continues to focus on the bank’s multi-year strategy of diversification and a straightforward business model. Under his direction, the bank has developed a five-point strategy to guide the bank’s success. Part of the bank’s ongoing growth strategy in 2011 was the re-organization of the business to create the fourth business line, Global Wealth Management. With the acquisition of DundeeWealth Inc., the bank is now a significant provider of mutual funds in Canada. Other acquisitions and investments were made in 2011 to position the bank for future growth in International Banking and Global Banking and Markets, enhancing the bank’s business line and geographic (Brazil, Colombia, Uruguay and China) diversity.

Customers, employees and risk management continue to be a priority for Mr. Waugh, as evident in the strong Balanced Scorecard results. Cross-divisional leadership teams were developed in each market we operate in to be accountable for providing seamless, complete solutions for our customers. Senior leadership appointments demonstrate the robustness of the bank’s leadership planning processes and the diverse and experienced leadership team. Credit losses were lower in 2011. Consistent with the bank’s prudent risk culture, a variety of risk initiatives were launched, including enhancements to fraud prevention services and risk technology.

Though the bank reported record results, earnings included a one-time material gain from the acquisition of DundeeWealth. The board exercised its discretion to adjust the bonus for the one-time gain, as well as the bank’s performance on risk management and the balanced scorecard, resulting in a business score of 125% for 2011. In light of the strong bank performance overall, the human resources committee awarded a total package of $10,616,000 including annual incentive of $1,400,000 (down 13% from 2010 in-line with the year over year reduction in the final business score of 125% versus 142% in 2010) and the remainder delivered equally in mid-term and long-term incentives. This is consistent with Mr. Waugh’s request to receive a substantial portion of his total incentive awards in equity. As 2010 was also a record year, 2011 total direct compensation reached comparable levels. Approximately 85% of Mr. Waugh’s 2011 total incentive is deferred and aligned with shareholder returns and future bank performance.

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Total Direct Compensation

Richard E. Waugh	2011	2010
Base Salary	$1,500,000	$1,208,333
Annual Incentive	$1,400,000	$1,600,000
Mid-term incentives	$3,858,000	$3,925,000
Long-term incentives	$3,858,000	$3,925,000
% of Incentive Deferred	85%	83%
Total Direct Compensation	$10,616,000	$10,658,333

Luc A. Vanneste, Executive Vice-President and Chief Financial Officer

Luc A. Vanneste Executive Vice-President and Chief Financial Officer Toronto, Ontario, Canada Age: 59

From June 1, 2005 to January 1, 2012, Mr. Vanneste was Executive Vice-President and Chief Financial Officer, responsible for the Finance Department, including Investor Relations, Taxation and Strategic Sourcing. Effective January 2, 2012, Mr. Vanneste was appointed Executive Vice-President, Enterprise Effectiveness and is responsible for enhancing organizational effectiveness as the bank aligns its global priorities and strategies with its approach to evolving regulatory, compliance and governance trends.

Mr. Vanneste joined Scotiabank in 1999 as Senior Vice-President and Chief Auditor and was appointed Executive Vice-President in October 2003 and Chief Financial Officer in 2005. Prior to joining the Bank, Mr. Vanneste spent 24 years with KPMG LLP, where he served most recently as a partner, focusing on banking and finance.

Mr. Vanneste has been active with the Heart and Stroke Foundation of Ontario since 1986, including serving as Chairman of the Board from 1994 to 1996. He is currently Vice Chair of the Centre for Stroke Recovery Board. In 2006, Mr. Vanneste joined the Board of the Toronto Rehab Foundation and is currently Vice Chair. Mr. Vanneste joined the board of Writers’ Trust of Canada in 2011.

Mr. Vanneste graduated from the University of Toronto in 1975 with a B.A. (Honours), and obtained a Masters of Business Administration (with distinction) from the Richard Ivey School of Business, University of Western Ontario in 1999. He has been a Member of the Institute of Chartered Accountants of Ontario since 1977 and was appointed a Fellow of the Institute in June 2006.

In 2011, Mr. Vanneste successfully led the development of integrated bank-wide financial strategies. This included the establishment of financial governance structures, including ensuring compliance with regulatory and fiduciary guidelines. Mr. Vanneste oversaw initiatives on process and technology improvements supporting the bank’s financial reporting and the implementation of IFRS. Mr. Vanneste and his team played a critical role supporting the bank’s acquisitions. Under his leadership, the bank’s productivity ratio continues to be industry-leading at 54.4%.

In consideration of overall bank performance, his individual contributions, and his position relative to the market, Mr. Vanneste was awarded total direct compensation of $2,300,000, a decrease of 3% over 2010. His annual incentive award, reflecting his incentive target of 80% of base salary and his performance, is down 13% from 2010, a direct correlation with the decrease in the Annual Incentive Plan All-bank business score. His mid- and long-term incentive awards are the same as last year, reflecting his consistent level of personal contribution to the bank’s strategies.

Total Direct Compensation

Luc A. Vanneste	2011	2010
Base Salary	$425,000	$425,000
Annual Incentive	$525,000	$600,000
Mid-term incentives	$675,000	$675,000
Long-term incentives	$675,000	$675,000
% of Incentive Deferred	72%	69%
Total Direct Compensation	$2,300,000	$2,375,000

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Sarabjit S. Marwah, Vice-Chairman and Chief Operating Officer

Sarabjit (Sabi) S. Marwah Vice-Chairman and Chief Operating Officer Toronto, Ontario, Canada Age: 60

As Vice-Chairman and Chief Operating Officer for Scotiabank since 2008, Mr. Marwah is responsible for the Bank’s corporate financial and administrative functions, and is actively involved in developing the Bank’s strategic plans and priorities.

Mr. Marwah joined Scotiabank in Toronto as a financial analyst in the Bank’s Finance Division in 1979. Over the years, he held successively more senior positions within the Finance Department, including Deputy Comptroller, Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed CFO in 1998 and Senior Executive Vice-President and CFO in 2002. During his tenure in Finance, he was also responsible for several functions outside the Finance Division, and was actively involved in many of the Bank’s strategic decisions, including acquisitions both in Canada and internationally. He became Vice-Chairman and Chief Administrative Officer in 2005.

Mr. Marwah is a member of the Board of Directors of Cineplex Inc., and several Scotiabank subsidiaries. He also serves as a member of the Board of Trustees of the Hospital for Sick Children, and on the Ontario Selection Committee for Rhodes Scholars. He is active in several community organizations, and was a member of the 2008 and 2009 United Way Cabinets. He was also Past Chair of the Humber River Regional Hospital and Director of the C.D. Howe Institute.

Mr. Marwah earned an undergraduate Honours degree in Economics, a Master’s degree in Economics, and a Master of Business Administration (Finance) from the University of California, Los Angeles (UCLA).

Mr. Marwah received a salary increase to $800,000 on November 1, 2010 in recognition of the final transition of his base salary to reflect his broad, bank-wide responsibilities as Chief Operating Officer. His annual incentive target of 125% of salary was not changed in 2011. Mr. Marwah continued to demonstrate strong leadership of the areas under his direct responsibility, in ensuring that the bank’s Balanced Scorecard targets were achieved and in the execution of the bank’s strategic priorities. He was actively involved in the bank’s acquisitions and oversaw investments in new technology and operational processes to support the bank’s growth initiatives. Additionally, there was constant focus on enhancing the effectiveness and efficiency of internal controls and the financial and operational processes, and in building strong capital and liquidity levels. Mr. Marwah was instrumental in the strategic move to create four business lines, ensuring that the bank leverages the power of our global footprint, now and into the future.

Developing the bank’s bench-strength of future leaders in the finance and governance areas is a priority for Mr. Marwah, as evidenced by the following recently announced senior appointments: Luc Vanneste to the newly created role of Executive Vice-President, Enterprise Effectiveness, and Sean McGuckin to the role of Executive Vice-President and Chief Financial Officer.

As noted, 2011 was the final year of the transition of Mr. Marwah’s total compensation to reflect his broad accountabilities as the Chief Operating Officer. In consideration of overall bank performance, his individual performance, and his position relative to the market, Mr. Marwah was awarded total direct compensation of $5,000,000 for 2011, an increase of 10% over 2010. The human resources committee focused on recognizing Mr. Marwah’s individual performance and personal contributions to the bank’s 2011 results and growth initiatives with higher levels of deferred compensation of 70% of total incentives in the form of mid and long term incentive awards. With this in mind, Mr. Marwah’s AIP cash bonus was approved at $1,260,000 based on his incentive target of 125% of base salary and the AIP all-bank business score of 125%. The PSU and stock option awards represent a significant incentive deferral of 70%, are in line with comparator best practice and provide strong alignment with shareholders.

Total Direct Compensation

Sarabjit S. Marwah	2011	2010
Base Salary	$800,000	$656,250
Annual Incentive	$1,260,000	$1,325,000
Mid-term incentives	$1,470,000	$1,275,000
Long-term incentives	$1,470,000	$1,275,000
% of Incentive Deferred	70%	66%
Total Direct Compensation	$5,000,000	$4,531,250

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Michael Durland, Group Head, Global Capital Markets, and Co-CEO, Global Banking and Markets

J. Michael (Mike) Durland Group Head, Global Capital Markets, and Co-CEO, Global Banking and Markets Mississauga, Ontario, Canada Age: 46

As Co-CEO, Global Banking and Markets, Mr. Durland shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide, with specific responsibility for the Global Capital Markets business.

Mr. Durland joined Scotiabank’s Investment Banking division as a Senior Manager, Derivatives Products, in 1993, before being promoted to Managing Director in 1996, Co-Head, Capital Markets Group in 2002 and Deputy Head Global Capital Markets in 2007. During the past 15 years, Mr. Durland has been actively involved in the development, execution and management of Global Capital Markets’ strategy, risk, operations and human capital management. He also represents Global Capital Markets on key internal Bank committees. Mr. Durland completed a Ph.D. in Finance and Operations Research from Queen’s University and a Bachelor of Commerce in Finance from St. Mary’s University.

He is a member of the Advisory Board for Queen’s School of Business and the Munk School of Global Affairs.

With strong net income in Global Equity, ScotiaMocatta and Foreign Exchange, offset by lower trading revenues in Global Fixed Income due to extreme market volatility and global geopolitical events that muted client activity, Mr. Durland led the global capital markets group (“GCM”) to its third best year ever in 2011. Strategic accomplishments in 2011 included the completion of the Global Fixed Income buildout, the streamlining of Global Energy Solutions, and the expansion of the Base Metals business. 2011 saw the successful completion of an acquisition in Brazil and continued integration of the Colombia acquisition, both viewed as key in supporting the Global Wholesale Banking growth strategy, a collaborative initiative between Global Banking and Markets and the International Banking business lines. Even though GCM’s reported earnings were not as strong as in 2010, GCM performed well compared to Canadian and global peers and continues to follow a sound and prudent risk framework to effectively manage risk in all of the core businesses. Overall, Global Banking and Markets’ net income declined by 12%, while return on economic equity increased, compared to 2010. Mr. Durland participates on several all-bank committees.

Taking into consideration the performance of Global Banking and Markets and GCM, his individual contribution to the bank’s strategic goals, and his position relative to market, Mr. Durland was awarded total direct compensation of $7,250,000, a decrease of 9% from 2010. Mr. Durland’s annual incentive payout decreased 19% from 2010 and his percentage of total incentive that was deferred increased to 64%. Both of these changes reflect that annual business results were lower in Global Banking and Markets and GCM, but that Mr. Durland continues to make a significant contribution to the long-term future growth of Global Banking and Markets and the bank overall.

Michael Durland	2011	2010
Base Salary	$550,000	$550,000
Annual Incentive	$2,400,000	$2,980,000
Mid-term incentives	$2,150,000	$2,235,000
Long-term incentives	$2,150,000	$2,235,000
% of Incentive Deferred	64%	60%
Total Direct Compensation	$7,250,000	$8,000,000

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Stephen D. McDonald, Group Head, Global Corporate & Investment Banking, and Co-CEO, Global Banking and Markets

Stephen (Steve) D. McDonald Group Head, Global Corporate & Investment Banking, and Co-CEO, Global Banking and Markets Toronto, Ontario, Canada Age: 55

As Co-CEO, Global Banking and Markets, Mr. McDonald shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide. As Group Head, Global Corporate and Investment Banking, he also has overall responsibility for Global Banking and Markets’ corporate and investment banking activities on a global basis. Previously, Mr. McDonald was Deputy Chairman, Scotia Capital, and U.S. Country Head.

Prior to joining the Scotiabank Group in 2003, Mr. McDonald had a 19-year career with another Canadian financial institution, where he held a number of senior executive level positions.

Mr. McDonald graduated from the University of Western Ontario in 1980 with a LL.B., and from the Ivey School of Business in 1983 with an M.B.A. He serves on the Ivey Advisory Board of the Ivey School of Business, and is a former director of Rogers Cable Inc. and the Hospital for Sick Children Foundation.

Mr. McDonald led global corporate & investment banking (“GCIB”) to its third best year, generating strong net income in both investment banking and corporate banking. Overall, GCIB performed well against both Canadian peers and global peers, in a challenging economic environment with Investment Banking and Scotia Waterous achieving record results. Credit quality also remains strong in spite of challenging market conditions. Higher revenues in both Scotia Waterous and Investment Banking and higher corporate spreads, were partially offset by lower average corporate volumes and lower M&A fees. 2011 saw the successful completion of an acquisition in Brazil and continued integration of the Colombia acquisition, both viewed as key in supporting the Global Wholesale Banking growth strategy, a collaborative initiative between Global Banking and Markets and the International Banking business lines. Overall, Global Banking and Markets’ net income declined by 12%, while return on economic equity increased, compared to 2010. Mr. McDonald participates on several all-bank committees.

Taking into consideration the performance of Global Banking and Markets, his individual contributions, and his position relative to market, Mr. McDonald was awarded total direct compensation of $5,150,000, an increase of 3% from 2010. 60% of his total incentive award was deferred.

Stephen D. McDonald	2011	2010
Base Salary	$550,000	$550,000
Annual Incentive	$1,840,000	$1,780,000
Mid-term incentives	$1,380,000	$1,335,000
Long-term incentives	$1,380,000	$1,335,000
% of Incentive Deferred	60%	60%
Total Direct Compensation	$5,150,000	$5,000,000

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SUMMARY COMPENSATION TABLE

The following table summarizes total compensation earned in the fiscal year 2011 by the NEOs. Note that we report the shares and options awarded after the end of the fiscal year to reflect decisions made during the 2011 compensation review, rather than awards granted at the outset of fiscal 2011 from the 2010 compensation review. Previously disclosed information from 2010 and 2009 is also provided.

NAME AND PRINCIPAL POSITION	YEAR	FISCAL SALARY ($)	SHARE AWARDS[2] ($)	OPTION AWARDS[3] ($)	ANNUAL INCENTIVE PLAN COMPENSATION[4] ($)	PENSION VALUE[6] ($)	ALL OTHER COMPENSATION[7] ($)	TOTAL COMPENSATION [5] ($)
Richard E. Waugh	2011	1,500,000	3,858,000	3,858,000	1,400,000	–	1,196	10,617,196
President and Chief Executive	2010	1,208,333	3,925,000	3,925,000	1,600,000	3,091,000	1,196	13,750,529
Officer	2009	1,000,000	3,600,000	3,600,000	1,500,000	157,000	73,730	9,930,730
Luc A. Vanneste[1]	2011	425,000	675,000	675,000	525,000	103,000	1,196	2,404,196
Executive Vice-President	2010	425,000	675,000	675,000	600,000	91,000	1,196	2,467,196
and Chief Financial Officer	2009	425,000	650,000	650,000	500,000	103,000	989	2,328,989
Sarabjit S. Marwah	2011	800,000	1,470,000	1.470,000	1,260,000	319,000	1,196	5,320,196
Vice Chairman &	2010	656,250	1,275,000	1,275,000	1,325,000	(2,231,000)	1,196	2,301,446
Chief Operating Officer	2009	625,000	1,275,000	1,275,000	1,100,000	1,819,000	1,196	6,095,196
J. Michael Durland[1]	2011	550,000	2,150,000	2,150,000	2,400,000	–	–	7,250,000
Group Head, Global Capital	2010	550,000	2,235,000	2,235,000	2,980,000	27,000	–	8,027,000
Markets & Co-CEO Scotia Capital	2009	350,000	2,000,000	2,000,000	4,000,000	–	–	8,350,000
Stephen D. McDonald[1]	2011	550,000	1,380,000	1,380,000	1,840,000	–	897	5,150,897
Group Head, Global Corporate &	2010	550,000	1,335,000	1,335,000	1,780,000	–	897	5,000,897
Investment Banking & Co-CEO, Scotia Capital	2009	350,000	1,200,000	1,200,000	2,550,000	–	897	5,300,897

1.	Reflects the title or position of the NEO, as applicable, for the fiscal year 2011.

2.	Based on the amounts shown for compensation purposes, PSU awards reflect the 20-day average closing price of our common shares at the time of grant. This is done to smooth out short term aberrations in the share price. The 2011 PSU awards granted on December 5, 2011 were valued for compensation purposes at $50.27. The accounting fair value is approximately 4% lower at $48.30 based on the December 5, 2011 closing share price. The compensation amounts shown for 2010 represent PSU awards granted on December 6, 2010 valued at $53.85. The compensation amounts shown for 2009 represent PSU awards granted on December 11, 2009 valued at $48.63. As described in the “Performance Share Unit (PSU) Plan” information on page 38, 100% of the awards made under the PSU plan are subject to performance criteria.

3.	For compensation purposes, the amounts shown for 2011 are estimates based on the fair value on the grant date and have been calculated using the Black-Scholes option valuation model, a commonly used and well-understood method of option valuation. The Black-Scholes option value is determined using the full option term (10 years), share price volatility (24.13%), dividend yield (3.36%), and the risk-free interest rate (2.68%). For awards granted on December 5, 2011 the compensation fair value was 20% of the grant price $49.93. For 2010, the grant price and Black-Scholes factor were $55.63 and 21%. For 2009, they were $47.75 and 20%.

The grant date fair value determined for compensation purposes differs from the accounting fair value disclosed in our financial statements. The assumptions described above used for compensation purposes result in less dilution than the accounting assumptions described below. In accordance with International Financial Reporting Standards (IFRS 2, Share-based Payment), an expected life of 6.7 years was used as an assumption, instead of the full 10-year option term, to calculate the accounting fair value using the Black-Scholes option valuation model. Other assumptions used for accounting purposes include volatility based on both historic and implied volatility and current dividend yield. The accounting fair value used for the NEO stock option grants on December 5, 2011 was 14.6% of the grant price, such that the accounting fair value of the awards is approximately 27% less than the compensation values shown in the above table.

4.	The amounts shown represent the Annual Non-Equity Incentive Plan Compensation earned by the NEOs.

In lieu of payment, Mr. Waugh, Mr. Vanneste, and Mr. Marwah were eligible to defer a percentage of their Annual Incentive Plan (AIP) bonus and instead receive DSUs under the DSU Plan. The following table summarizes the voluntary deferrals made, if any, as well as the number of DSU Plan units received based on the share price noted.

Deferral of AIP Bonus under DSU Plan

	2011		2010		2009
NAME	# DSUs	% DEFERRED	# DSUs	% DEFERRED	# DSUs	% DEFERRED
Richard E. Waugh	–	0%	–	0%	38,431.98	100%
Luc A. Vanneste	9661.39	100%	12,981.39	100%	12,810.66	100%
Sarabjit S. Marwah	–	0%	–	0%	28,183.45	100%

The share prices in effect as at the annual notification date were $54.34 for 2011, $46.22 for 2010 and $39.03 for 2009.

5.	The bank does not provide any Long Term Non-Equity Incentive Plan Compensation to any of the NEOs.

6.	The Pension Values represent the Compensatory Costs as described in the “Plan Obligations for NEOs” section on pages 52, 53.

7.	The amounts in this column represent perquisites and other taxable benefits. The aggregate value of perquisites and other taxable benefits provided to all of our NEOs in 2011 are not disclosed as they are less than $50,000 and 10% of their total salary.

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The amounts shown for Mr. Waugh in 2011 and for Mr. Vanneste, Mr. Marwah, and Mr. McDonald in all years represent the bank’s contribution to the Employee Stock Ownership Plan (“ESOP”) to a maximum of $1,200 per year. These NEOs participate in this plan on the exact same basis as all of our other employees. Under this plan employees can purchase our common shares and the bank contributes an additional 50% to the purchase up to specified limits.

The amounts shown for Mr. Waugh in 2009 represent the value of perquisites and other taxable benefits — which in aggregate were greater than $50,000 — as well as the bank’s contribution to ESOP.

The amounts in this column do not include the value of any dividend equivalents earned on share-based compensation awards, as dividends are factored into the fair value calculation at the time of grant.

INCENTIVE AWARD DETAILS

Outstanding Share and Option Awards at December 31, 2011

The following table summarizes outstanding share and option awards as at December 31, 2011 for the NEOs. Note that:

•	We have included the share and option awards made in December following the end of our 2011 fiscal year (October 31, 2011)

•	The value of the unexercised in-the-money options is equal to:

Closing price of our common shares on December 30, 2011 ($50.83 per share)* minus the exercise price of the option awards multiplied by the number of outstanding options

•	The value of the PSU awards that have not vested is equal to:

Closing price of our common shares on December 30, 2011 ($50.83 per share)* multiplied by the number of share units outstanding

•	PSUs have been valued for this purpose using the target performance factor (100%), however, the number of PSUs that may vest can range between 0% to 150% of target.

•	We do not have any vested PSUs outstanding.

* Since December 31, 2011 was a Saturday, the closing price on December 30, 2011 was used.

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NAME	GRANT DATE	OPTION AWARDS			SHARE AWARDS
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	PLAN	NUMBER OF SHARE UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF SHARE UNIT AWARDS NOT PAID OUT OR DISTRIBUTED*
Richard E. Waugh	12/6/2002	205,944	24.40	12/6/2012	5,443,100
	12/5/2003	257,552	31.45	12/5/2013	4,991,358
	12/3/2004	230,768	39.00	12/3/2014	2,729,985
	12/2/2005	224,788	46.02	12/2/2015	1,081,230
	12/13/2006	232,988	52.00	12/13/2016	–
	12/11/2007	269,480	52.57	12/11/2017	–
	12/5/2008	444,084	33.89	12/5/2018	7,522,783
	12/11/2009	376,964	47.75	12/11/2019	1,161,049	PSU	79,841	4,058,386
	12/6/2010	335,980	55.63	12/6/2020	–	PSU	75,627	3,844,096
	12/5/2011	386,340	49.93	12/5/2021	347,706	PSU	76,746	3,900,978
Total – Waugh		2,964,888			23,277,211		232,214	11,803,460
Luc A. Vanneste	12/5/2003	23,053	31.45	12/5/2013	446,767
	12/3/2004	25,000	39.00	12/3/2014	295,750
	12/2/2005	30,872	46.02	12/2/2015	148,494
	12/13/2006	44,380	52.00	12/13/2016	–
	12/11/2007	51,520	52.57	12/11/2017	–
	12/5/2008	95,900	33.89	12/5/2018	1,624,547
	12/11/2009	68,064	47.75	12/11/2019	209,637	PSU	14,416	732,764
	12/6/2010	57,780	55.63	12/6/2020	–	PSU	13,006	661,087
	12/5/2011	67,596	49.93	12/5/2021	60,836	PSU	13,427	682,519
Total – Vanneste		464,165			2,786,031		40,849	2,076,370
Sarabjit S. Marwah	12/6/2002	102,870	24.40	12/6/2012	2,718,854
	12/5/2003	71,544	31.45	12/5/2013	1,386,523
	12/3/2004	57,692	39.00	12/3/2014	682,496
	12/2/2005	67,436	46.02	12/2/2015	324,367
	12/13/2006	81,360	52.00	12/13/2016	–
	12/11/2007	93,128	52.57	12/11/2017	–
	12/5/2008	173,356	33.89	12/5/2018	2,936,651
	12/11/2009	133,508	47.75	12/11/2019	411,205	PSU	28,277	1,437,345
	12/6/2010	109,140	55.63	12/6/2020	–	PSU	24,567	1,248,719
	12/5/2011	147,208	49.93	12/5/2021	132,487	PSU	29,242	1,486,376
Total – Marwah		1,037,242			8,592,583		82,086	4,172,440
J. Michael Durland	12/5/2008	221,304	33.89	12/5/2018	3,748,890
	12/11/2009	209,424	47.75	12/11/2019	645,026	PSU	44,357	2,254,659
	12/6/2010	191,316	55.63	12/6/2020	–	PSU	43,064	2,188,931
	12/5/2011	215,300	49.93	12/5/2021	193,770	PSU	42,769	2,173,951
Total – Durland		837,344			4,587,686		130,190	6,617,541
Stephen D. McDonald	12/3/2004	9,368[1]	39.00	12/3/2014	110,823
	12/2/2005	35,404	46.02	12/2/2015	170,293
	12/13/2005	44,252	46.02	12/13/2015	212,852
	12/13/2006	98,004	52.00	12/13/2016	–
	12/11/2007	105,020	52.57	12/11/2017	–
	12/5/2008	111,716	33.89	12/5/2018	1,892,470
	12/11/2009	125,656	47.75	12/11/2019	387,020	PSU	26,614	1,352,796
	12/6/2010	114,276	55.63	12/6/2020	–	PSU	25,723	1,307,482
	12/5/2011	138,192	49.93	12/5/2021	124,373	PSU	27,452	1,395,373
Total – McDonald		781,888			2,897,831		79,789	4,055,651

1.	Represents stand-alone stock appreciation rights.
*	Other than voluntary deferrals in the form of DSUs disclosed on page 37, the bank has no vested share unit deferrals.

Value Vested or Earned During the Year

The following table indicates for each NEO:

•	The aggregate value that would have been realized upon vesting of stock options during 2011 if the options had been exercised on the vesting date

•	The value of share awards received upon vesting during 2011

•	The annual incentive compensation awards earned for 2011

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We report the option-based and share-based awards most recently vested, rather than those 12 months in arrears.

NAME	COLUMN 1 OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	COLUMN 2 SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	COLUMN 3 ANNUAL INCENTIVE COMPENSATION – VALUE EARNED DURING THE YEAR ($)
Richard E. Waugh	1,703,478	6,010,441	1,400,000
Luc A. Vanneste	364,198	1,297,936	525,000
Sarabjit S. Marwah	661,230	2,346,268	1,260,000
J. Michael Durland	854,840	2,995,236	2,400,000
Stephen D. McDonald	619,198	2,196,506	1,840,000

Column 1 Detail – Value Vested of Option-Based Awards

The following table summarizes the value of options that vested during 2011 for each NEO – that is, the number of options that vested multiplied by the difference between the option exercise price and the closing share price on the vesting date. For further details on the option plan, please refer to pages 38, 59-60.

NAME	GRANT DATE	VESTING DATE	OPTIONS VESTING (#)	OPTION EXERCISE PRICE ($)	SHARE PRICE ON VESTING DATE ($)		OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)
Richard E. Waugh	12/11/2007	12/11/2011	67,370	52.57	48.85	[1]	–
	12/5/2008	12/5/2011	111,021	33.89	48.30		1,599,813
	12/11/2009	12/11/2011	94,241	47.75	48.85	[1]	103,665
	12/6/2010	12/6/2011	83,995	55.63	47.89		–
Luc A. Vanneste	12/11/2007	12/11/2011	12,880	52.57	48.85	[1]	–
	12/5/2008	12/5/2011	23,975	33.89	48.30		345,480
	12/11/2009	12/11/2011	17,016	47.75	48.85	[1]	18,718
	12/6/2010	12/6/2011	14,445	55.63	47.89		–
Sarabjit S. Marwah	12/11/2007	12/11/2011	23,282	52.57	48.85	[1]	–
	12/5/2008	12/5/2011	43,339	33.89	48.30		624,515
	12/11/2009	12/11/2011	33,377	47.75	48.85	[1]	36,715
	12/6/2010	12/6/2011	27,285	55.63	47.89		–
J. Michael Durland	12/5/2008	12/5/2011	55,326	33.89	48.30		797,248
	12/11/2009	12/11/2011	52,356	47.75	48.85	[1]	57,592
	12/6/2010	12/6/2011	47,829	55.63	47.89		–
Stephen D. McDonald	12/11/2007	12/11/2011	26,255	52.57	48.85	[1]	–
	12/5/2008	12/5/2011	40,572	33.89	48.30		584,643
	12/11/2009	12/11/2011	31,414	47.75	48.85	[1]	34,555
	12/6/2010	12/6/2011	28,569	55.63	47.89		–

1.	Represents the closing price from December 12, 2011, which was the first trading date following the vesting date (December 11, 2011) as this was a non-trading date.

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Column 2 Detail – Value Vested of Share Awards

The following table summarizes the share award payments made during 2011 for each NEO:

•	The value of PSUs received upon vesting is equal to the number of units vested multiplied by the performance factor multiplied by the vesting price

•	The vesting price for PSUs is equal to the 20-day closing price average of our common shares on the TSX ending on December 2, 2011

For further details on the PSU plan, see page 38.

NAME	PLAN	GRANT DATE	VESTING DATE	SHARE AWARDS VESTED (#)	PERFORMANCE FACTOR	VESTING PRICE ($)	VALUE RECEIVED UPON VESTING ($)
Richard E. Waugh	PSU	12/5/2008	11/30/2011	97,206	1.23	50.27	6,010,441
Luc A. Vanneste	PSU	12/5/2008	11/30/2011	20,991	1.23	50.27	1,297,936
Sarabjit S. Marwah	PSU	12/5/2008	11/30/2011	37,946	1.23	50.27	2,346,268
J. Michael Durland	PSU	12/5/2008	11/30/2011	48,441	1.23	50.27	2,995,236
Stephen D. McDonald	PSU	12/5/2008	11/30/2011	35,524	1.23	50.27	2,196,506

Note on the PSU Performance Factor:

For performance-based PSU awards granted in 2008 to Executive Vice-Presidents and above, the final performance factor was 123% of target calculated as follows:

ROE factor		TSR factor		Final Performance Factor
(118% x 50%)	+	(129% x 50%)	=	123%

•

50% is based on our 3-year average ROE relative to annual pre-determined targets. Depending on actual achievement the ROE performance factor can range from 50% to 150%. For the performance period, ROE was measured as follows:

YEAR	ROE TARGET	ROE RESULTS	Perf. Factor
2011	17.3%	18.8%	122%
2010	16% – 20%	18.3%	119%
2009	16% – 20%	17.2% [1]	114%
		3-year Average ROE Factor	118%

1.	Adjusted to reflect accounting standards in place when target was set.

The ROE factor is calculated on a straight-line basis between the performance range (50% – 150%).

•

50% is based on our TSR versus seven comparators consisting of the Bank of Montreal, the Royal Bank of Canada, CIBC, the TD Bank, Manulife Financial, Sun Life Financial, and Power Financial Corp. Relative TSR is defined as the appreciation in our share price, plus reinvested dividends, using a 20-day average closing share price at both the start and the end of the three-year performance period. Depending on achievement relative to the median TSR, the TSR factor can range from 50% to 150%.

For the performance period we ranked above the peer group median of 5.5%, resulting in a performance factor for relative TSR of 129%. TSR performance factor is calculated using an interpolated value between the median and 75th percentile of the peer group. Prior year’s TSR performance factors were based strictly on relative peer ranking.

For additional details on column 3, annual incentive compensation, please refer to pages 41-46.

RETIREMENT PLAN BENEFITS

All bank executives have the option of participating in the Scotiabank Pension Plan on either a contributory or non-contributory basis. Key points about this defined benefit plan:

•

The annual pension accrued is equal to 2.0% of the highest average five-year compensation for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan, for participants who have selected the contributory option

•

The annual pension accrued is equal to 1.5% of the highest average five-year compensation for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan, for participants who have selected the non-contributory option

•	Annual pension benefits are capped at $2,552 per year of service for executives retiring in 2011, the maximum pension limit under the Income Tax Act (Canada)

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•	The retirement pension is paid for life

•	If the retiree predeceases his or her spouse, the surviving spouse receives 60% of the executive’s pension for life

•

Early retirement pensions are paid if the executive retires within five years of normal retirement, or if earlier, on or after age 55 with at least 10 years of service. The amount of pension is reduced to reflect the longer payment period

We have entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to executives at the level of Group Head and Executive Vice-President or above, including certain NEOs. We have set up caps that apply to the amount of compensation recognized in the pension calculation under these individual retirement agreements. Other than for Mr. Waugh and Mr. Marwah, the portion of incentive compensation recognized in the pension calculation under the individual retirement agreements is generally capped at between 50% and 70% of base salary. In addition, for newly appointed Group Heads and EVPs, the amount of compensation recognized in the pension calculation is capped at $800,000 and $600,000, respectively.

For Mr. Waugh and Mr. Marwah, although the individual retirement agreements already contained an implicit cap embedded within the structure of the executives’ compensation arrangement, an explicit cap was added in 2010 to better reflect evolving governance best practices (see plan obligations table below). The board has committed that the legacy retirement agreements for Mr. Waugh and Mr. Marwah will not be offered to any other executive, new or current.

NEO	Retirement Benefits
Richard E. Waugh	• Covered by legacy retirement agreements not offered to new or other current executives
Sarabjit S. Marwah	• Annual pension paid at normal retirement from all sources combined is 70% of the sum of the final base salary plus the average bonus over the highest consecutive five years of bonus payout
• The total annual pension paid is limited to $2 million for Mr. Waugh and $1 million for Mr. Marwah

•  Both Mr. Waugh and Mr. Marwah will have in excess of 35 years of service at their normal retirement date. Accordingly, the 70% formula translates into an annual pension calculated as 2.0% (or lower) of the highest average compensation for each year of service

• Additional payment of 30% of final base salary paid in the first year of retirement
Luc A. Vanneste

•  Entitled to the same formula as the Scotiabank Pension Plan, but with total retirement benefits from all bank sources capped at 70% of highest average five-year compensation (as for all Group Heads and EVPs)

• Compensation includes actual bonus, to a maximum of 60% of base salary

•  As a mid-career hire, Mr. Vanneste’s pension agreement was negotiated upon hire. An additional year of pension service will be credited for every two years of actual service with the bank to recognize the opportunity he forfeited from his former employer

J. Michael Durland	• Participated for five years in the Scotiabank Pension Plan, but is not currently accruing pension benefits
• Entitled to a frozen pension from the plan equal to the maximum pension allowed under a registered pension plan under the Income Tax Act (Canada)
Stephen D. McDonald

•  Entitled to a frozen pension under the Scotiabank Pension Plan – United States, from two years service there, which provides a pension up to the maximum allowed for qualified plans in the United States

• Not currently accruing benefits in the Scotiabank Pension Plan

Plan Obligations for NEOs

The following table summarizes the defined benefit pension plan obligations for each NEO as at October 31, 2011.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

	NUMBER OF YEARS CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE ($)		ACCRUED OBLIGATION AT START OF YEAR ($)	COMPENSATORY CHANGE ($)	NON- COMPENSATORY CHANGE ($)	ACCRUED OBLIGATION AT YEAR END ($)
NAME		AT YEAR END	AT AGE 65
Richard E. Waugh	41	2,000,000	2,000,000	26,873,000	–	(203,000)	26,670,000
Luc A. Vanneste	18	241,000	359,000	2,389,000	103,000	135,000	2,627,000
Sarabjit S. Marwah	33	1,000,000	1,000,000	9,576,000	319,000	691,000	10,586,000
J. Michael Durland	5	12,000	12,000	92,000	–	(1,000)	91,000
Stephen D. McDonald	2	6,000	6,000	66,000	–	2,000	68,000

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1.	The credited service for Mr. Vanneste includes 6 years of additional service provided in accordance with the terms of Mr. Vanneste’s agreement as described above.

2.	The amounts for Mr. McDonald have been converted into Canadian dollars from U.S. dollars. The exchange rate applied to the Annual Benefits Payable and Accrued Obligation at Year End is the average exchange rate for fiscal 2011, which was Cdn $0.9869 per US$1. The exchange rate applied to the Accrued Obligation at Start of Year is the average exchange rate for fiscal 2010, which was Cdn $1.0385 per US$1.

3.	The benefits payable at year end, as shown above, do not include any reduction that may apply if a NEO retires prior to his normal retirement age. For Mr. Waugh and Mr. Marwah, the Annual Benefits Payable shown above do not include the additional amount paid in the first year of retirement.

4.	The Accrued Obligation represents the value of the projected pension benefits from all pension plans, earned for all service to date.

5.	The Compensatory Change includes the annual service costs as well as other compensatory changes. The annual service cost reflects the value of the projected pension benefits earned during the year. Other compensatory changes represent the change in the Accrued Obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year.

6.	The Non-Compensatory Change amount represents the change in the Accrued Obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the Accrued Obligation at the start of the year and any employee contributions.

7.	The estimated Accrued Obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our Canadian pension plans as disclosed in Notes 1 and 20 to the 2011 Consolidated Financial Statements. The key assumptions include a discount rate of 5.7% per year to calculate the Accrued Obligation at start of year and the Annual Service Cost, a discount rate of 5.6% to calculate the Accrued Obligation at year end and a rate of increase in future compensation of 3.75% per year.

8.	All of the NEOs are vested in their supplemental pensions.

9.	The estimated Accrued Obligation values assume that the NEOs retire at normal retirement age. An assumption of immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

TERMINATION OF EMPLOYMENT: IMPACT ON COMPENSATION

In contrast to many financial institutions, we do not have any change-of-control or termination without cause employment agreements with our NEOs. Aside from commitments required by law, there are no other commitments to pay severance.

Change of Control

While we have not entered into any individual change-of-control agreements, our equity-based compensation plans and executive pension arrangements do address the conditions for vesting of benefits under these circumstances. We define a change of control as:

•	An acquisition of more than 20% of our voting shares

•	Change in a majority of our board members

•	Any transaction whereby one or more entities acquires more than 50% of our assets, or

•	A merger between us and one or more entities to form another legal entity

The change of control provisions contained in our compensation plans are “double-trigger” – which means they take effect only when a change of control is followed by termination of employment without cause. Under the PSU, RSU, Stock Option Plan and executive pension arrangements, if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause, vesting accelerates.

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Compensation Treatment by Termination Scenario

The following table summarizes the treatment of NEO compensation under various termination scenarios:

COMPENSATION ELEMENT	RESIGNATION	RETIREMENT[1]	TERMINATION WITHOUT CAUSE	TERMINATION WITH CAUSE	CHANGE OF CONTROL
Salary[2]	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Annual Incentive[2]	Award forfeited	Receive prorated award based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
RSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date
PSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date. Executive is entitled to payment of vested units based on a performance factor of 1
Scotia Capital DPP units	If a participant resigns to join a competitor, unvested units expire and vested units remain payable. If a participant resigns but does not join a competitor, all units continue to vest as per normal schedule	If a participant resigns to join a competitor, unvested units expire and vested units remain payable. If a participant resigns but does not join a competitor, all units continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule
Stock Options	All vested and unvested options immediately expire and are forfeited on the termination date	Continue to vest as per normal schedule and are exercisable within 5 years of retirement effective date or by original expiration date, whichever is earlier	Unvested options immediately expire and vested options continue to be exercisable for 3 months from termination date	All vested and unvested options immediately expire and are forfeited on the termination date	Vest immediately and become exercisable
DSUs	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease

1.	An executive may qualify for retirement under our equity plans, at the earlier of: 1) age 55 or older with 10 years of service, or 2) within 5 years of their normal retirement date. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For Global Banking and Markets participants only, the definition of retirement under the PSU plan is age 45 with 10 years of service.

2.	The treatment of base salary and annual incentive does not reflect any amounts that may be considered under common and civil law.

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Estimated Payments for NEOs upon Termination of Employment

The table below outlines the estimated additional benefits to which each of our NEOs would be entitled if employment ceased on October 31, 2011. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2011) that vest or will become vested as a result of the termination circumstance. These values are based on a share price of $52.53, being the closing price of our common shares on October 31, 2011. Under no circumstances will any compensation be grossed-up to cover the impact of income taxes.

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time of termination. Many factors could affect the nature and amount of such benefits and the actual amounts may be higher or lower than the amounts provided below.

		ESTIMATED INCREMENTAL VALUE ON TERMINATION AS OF OCTOBER 31, 2011
NAME	COMPENSATION COMPONENT	RESIGNATION	RETIREMENT	TERMINATION WITHOUT CAUSE	TERMINATION WITH CAUSE	CHANGE OF CONTROL
Richard E. Waugh	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	18,763,281	13,273,002	–	18,763,281
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–
	Total:		18,763,281	13,273,002	–	18,763,281
Luc A. Vanneste	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	3,680,938	2,543,141	–	3,680,938
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–
	Total:		3,680,938	2,543,141	–	3,680,938
Sarabjit S. Marwah	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	6,863,496	4,769,192	–	6,863,496
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–
	Total:		6,863,496	4,769,192	–	6,863,496
J. Michael Durland	Salary & Annual Incentives[1]:	–		–	–	–
	Equity-Based Incentives[2,4]:	9,950,173	9,950,173	7,136,835	–	9,950,173
	Pension[3]:	–		–	–	–
	Perquisites:	–		–	–	–
	Total:	9,950,173	9,950,173	7,136,835	–	9,950,173
Stephen D. McDonald	Salary & Annual Incentives[1]:	–	Not eligible	–	–	–
	Equity-Based Incentives[2]:	–	to retire	4,615,312	–	6,578,312
	Pension[3]:	–		–	–	–
	Perquisites:	–		–	–	–
	Total:	–	–	4,615,312	–	6,578,312

1.	The base salary and annual incentive figures do not reflect any amounts that may be considered under common and civil law.

2.	PSUs have been valued assuming a performance factor at target (i.e., 1.0), and may not reflect the actual payouts under the PSU plan.

3.	Represents the additional pension amount payable beyond the accrued pension obligation as of October 31, 2011. Mr. Durland and Mr. McDonald are not currently accruing pension benefits.

4.	Mr. Durland is eligible to retire under the PSU plan. Mr. Durland’s stock options granted in 2008, 2009 and 2010 will continue to vest and be exercisable for a period of up to five years should he leave the bank and not engage with a competitor for two and a half years following leaving the bank.

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OTHER 2011 UPDATES

Cost of Management Ratio (“COMR”)

Like other major Canadian financial institutions, we use a consistent standard for COMR calculations and reporting to ensure that our disclosure is transparent and of value to readers. We divide aggregate compensation awarded to our NEOs for each of the last three years by Net Income After Taxes (“NIAT”) to determine the percentage.

YEAR	AGGREGATE TOTAL COMPENSATION[1] ($000s)	NET INCOME AFTER TAXES[2] ($000s)	COMPENSATION AS A % OF NIAT (COMR)
2011	30,742	5,268,000	0.58%
2010	31,547	4,339,000	0.73%
2009	32,006	3,661,000	0.90%

1.	Aggregate total compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported above in the Summary Compensation Table.

2.	NIAT represents net income as reported in the Consolidated Statement of Income in the 2011, 2010 and 2009 Consolidated Financial Statements and reflects the impact of new accounting standards adopted effective November 1, 2010 (refer to Note 1 of Consolidated Financial Statements). Prior period information has been reclassified to conform with current period information.

Compensation for Employees who Manage Risk

We are committed to best practices in disclosure including disclosures required by Implementation Standard 15 of the FSB Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar 3 disclosure requirements for remuneration. The tables below are intended to provide the aggregate compensation information for employees that may have a material impact on the risk exposure of the bank.

We have undertaken a detailed process for establishing criteria and identifying employees that may have a material impact on the risk exposure of the bank. The Chief Auditor, the Chief Compliance and Regulatory Officer, and the Chief Risk Officer, along with other key senior executives, collectively reviewed the potential list of employees to determine who would be considered as material risk impact employees. As a result, all Executive Vice-Presidents and above, all Global Banking and Markets senior leaders and above, as well as other select employees whose actions have true material impact on the risk exposure of the bank, were identified as material risk impact employees. All the material risk impact employees have at least 40% – 60% of their total incentive compensation deferred.

The tables below provide compensation award data from the most recently completed planning cycle for the identified material risk impact employees. The tables demonstrate that a large majority of the compensation awarded to these executives is “at-risk” and tied to our mid- to long-term future performance, consistent with our compensation risk management principles. The tables also provide the outstanding value of any vested or unvested deferred compensation, the amount of deferred compensation paid out in 2011, as well as information on sign-on awards and guarantees.

Aggregate Compensation Awarded in 2011 at December 31, 2011

			FIXED PAY	VARIABLE COMPENSATION
GROUP	NUMBER OF EXECUTIVES	AGGREGATE TOTAL DIRECT COMPENSATION[1] ($000s)	BASE SALARY ($000s)	ANNUAL INCENTIVES ($000s)	MID-TERM INCENTIVES[2] ($000s)	LONG-TERM INCENTIVES[3] ($000s)	PORTION OF INCENTIVE DEFERRED[4]
NEOs	5	30,316	3,825	7,425	9,533	9,533	72%
Other Bank Employees	163	218,113	39,967	91,039	66,891	20,216	49%
Total 2011	168	248,429	43,792	98,464	76,424	29,749	52%
Total 2010	242	304,957	55,772	121,969	91,499	35,718	51%

1.	Aggregate total direct compensation consists of base salary, and annual, mid-term and long-term incentive awards made in December 2011.

2.	Mid-term incentive represents the grant value of PSUs, DPPs, and deferred cash awards.

3.	Long-term incentive represents the compensation value of stock options on the grant date.

4.	Represents portion of variable compensation awarded in mid-term or long-term incentives.

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Outstanding Deferred Compensation at December 31, 2011

GROUP	NUMBER OF EXECUTIVES	VESTED[1] ($000s)	UNVESTED[1] ($000s)	TOTAL OUTSTANDING ($000s)
NEOs	5	35,230	35,637	70,867
Other Bank Employees	163	48,822	211,911	260,733
Total 2011	168	84,052	247,548	331,600
Total 2010	242	184,434	341,682	526,116

1.	Outstanding vested or unvested deferred compensation represents the in-the-money value of any equity or deferred cash compensation awards at December 31, 2011. PSUs and DPP units have been valued assuming a performance factor at target (i.e., 1.0).

All of the total outstanding deferred compensation amount is exposed to implicit adjustment related to the fluctuation in the bank’s common share price (stock options, stock appreciation rights, PSUs, RSUs and DPPs as described previously) or to performance-based adjustments (PSUs, DPPs and deferred cash awards). Beginning in 2009, PSU and stock option awards became subject to clawback provisions. All deferred compensation awards made in December 2011 are subject to clawback provisions.

Deferred Compensation Paid Out: January 1, 2011 - December 31, 2011

GROUP	NUMBER OF EXECUTIVES	MID-TERM INCENTIVES ($000s)	LONG-TERM INCENTIVES ($000s)
NEOs	5	14,846	8,133
Other Bank Employees	163	43,145	22,610
Total 2011	168	57,991	30,743

Includes PSU, DPP and deferred cash awards paid in the year ended December 31, 2011, as well as stock options (including stock appreciation rights) exercised in the year ended December 31, 2011.

There were no reductions in deferred compensation payments made in December 2011 due to explicit adjustments such as clawbacks. Reductions in payments made in December 2011 due to implicit adjustments such as a decrease in share price or a performance-based adjustment were immaterial. Beginning in 2012, payout amounts for mid-term incentive awards may be adjusted by the board for risk considerations prior to vesting.

Other Payments Awarded in 2011

GROUP	SIGN-ON AWARDS AND GUARANTEES
	#	($000s)
NEOs	0	0
Other Bank Employees	7	3,127,260
Total	7	3,127,260

Additional information regarding severance awards paid in 2011 to identified material risk impact employees has been provided to OSFI on a confidential basis.

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Link to Business Performance

The following graph compares the aggregate compensation earned by the President and CEO over the period of 2006 to 2011 to:

•	The bank’s total shareholder return over the last five years ending October 31, 2011, assuming $100 invested in our common shares on October 31, 2006

•

The total shareholder return of a peer group of banks and insurance companies (Bank of Montreal, CIBC, Manulife Financial, Power Financial Corp., Royal Bank of Canada, Sun Life Financial, TD Bank) and the S&P/TSX Composite Index

The graph demonstrates that the trend in compensation earned by the President and CEO appropriately reflects the bank’s business performance and returns to shareholders. The trend in compensation is similar for other NEOs; however, we have only included the President and CEO in the comparison given the changes to both the population and level of the NEOs over the past five years.

NOTE: For the purposes of this graph, “aggregate compensation” is defined as base salary and annual incentive earned, plus the value of any stock option exercises or mid-term incentive payments, plus the change in value of outstanding equity-based compensation awards. Equity compensation is valued as of December 31 for each calendar year, and we include the incentive awards paid and/or granted after the end of the fiscal year to reflect decisions made during the compensation reviews. The values exclude equity compensation awards granted to Mr. Waugh prior to becoming President and CEO. The “shareholder return” values assume all dividends are reinvested.

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Securities Authorized for Issuance under Equity Compensation Plans as at January 31, 2012

	SECURITIES TO BE ISSUED UPON EXERCISE			SECURITIES REMAINING FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS		SECURITIES TO BE ISSUED UPON EXERCISE PLUS AVAILABLE FOR ISSUANCE
EQUITY COMPENSATION PLANS [1]	#	% OF OUTSTANDING COMMON	WEIGHTED AVERAGE PRICE	#	% OF OUTSTANDING COMMON	#	% OF OUTSTANDING COMMON
Stock Option Plan	23,910,349	2.17%	$45.14	19,436,252	1.76%	43,346,601	3.93%
Director Stock Option Plan [2]	28,000	0.00%	$24.40	518,000	0.05%	546,000	0.05%
DundeeWealth Share Option Plans [3]	869,323	0.08%	$47.11	– [4]	0.00% [4]	869,323	0.08%
Total	24,807,672 [5]	2.25%	$45.19 [6]	19,954,252 [7]	1.81%	44,761,924	4.06%
DundeeWealth Share Bonus Plan [8]	198,415	0.02%	n/a	– [8]	0.00% [8]	198,415	0.02%

1.	We do not have any equity compensation plans that are not approved by shareholders.

2.	Effective October 28, 2003, we discontinued granting stock options to directors.

3.	As part of the acquisition of DundeeWealth, DundeeWealth share options were converted to 1,293,308 options based on the bank’s common shares on February 1, 2011. The number of options and exercise prices represent the sum and weighted average, respectively, of the bank’s common shares to be issued with respect to share options granted under the DundeeWealth Inc. Share Incentive Plan and the DundeeWealth Inc. Advisor Share Incentive Plan.

4.	We will not be issuing new share options from the DundeeWealth equity compensation plans.

5.	Number as at October 31, 2011 was 22,446,070.

6.	Weighted average price as at October 31, 2011 was $43.35.

7.	Number as at October 31, 2011 was 23,719,645.

8.	Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants under the DundeeWealth Inc. Share Incentive Plan and the DundeeWealth Inc. Advisor Share Incentive Plan. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. Bonus shares under these plans were converted to bank common shares to be issued from treasury. We will not be issuing new bonus shares under the DundeeWealth equity compensation plans.

In fiscal 2011, the exercise of options under the Stock Option Plan resulted in the issuance of 2,800,016 common shares, representing 0.26% of our outstanding common shares at the fiscal year-end (on a non-diluted basis).

In fiscal 2011, the exercise of options under the Director Stock Option Plan resulted in the issuance of 51,000 common shares.

Since February 1, 2011, the exercise of options under the DundeeWealth share option plans and issuance of shares under the DundeeWealth share bonus plan resulted in the issuance of 355,765 bank common shares.

For more information, refer to Note 18 of the 2011 Consolidated Financial Statements.

Dilution, Overhang, Burn Rate & Stock Option Plan Details

Shareholders approved the number of shares issuable under the Stock Option Plan, which at all times has represented less than 10% of our outstanding common shares. The table below summarizes key statistics for the Stock Option Plan and Director Stock Option Plan (discontinued grants effective October 28, 2003, see “Director Stock Option Plan” on page 18) combined, as of October 31 of each year and excludes DundeeWealth share options.

	2011		2010	2009
Dilution
Total number of options outstanding divided by total number of common shares outstanding	2.0%		2.0%	2.2%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	4.1%	[1]	3.2%	3.7%
Burn Rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.31%		0.38%	0.43%

1.	In April 2011, our shareholders approved an increase of 15 million bank common shares available for issuance under the Stock Option Plan.

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Stock Option Plan Features

•	Stock option grants awarded prior to December 2009 may include a tandem stock appreciation right (“tandem SAR”) feature. This gives the grant holder the choice of either:

•	Exercising the option by purchasing bank common shares at the grant price and either holding or selling the shares

•

Exercising the tandem SAR and receiving a cash payment representing the difference between the exercise price and the market price of common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands, the stock is not diluted.

•	This is an either/or choice. If the option is exercised, the tandem SAR is cancelled and vice versa

•	The bank does not have significant share dilution but did issue 46 million shares related to acquisitions, equity-based compensation and under the share dividend and share purchase plans.

•	No individual may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding common shares on a non-diluted basis

•

The number of bank common shares which may be issued to insiders pursuant to the exercise of options in a one year period and issuable to insiders at any time may not exceed 10% of the bank’s outstanding common shares. This limit applies to the Stock Option Plan and any other bank security based compensation arrangements

•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price

•	Options cannot be sold to a third party. Ownership can be transferred to a beneficiary or legal representative upon a grant holder’s death

•

Adjustments can be made for the effect of certain events, such as subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares

•

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval — such as housekeeping administrative changes; terms, conditions and mechanics of grant; vesting, exercise and early expiry; and amendments designed to comply with applicable laws, tax or accounting provisions, or regulatory requirements. Amendments to design, such as an increase to the maximum number of shares issuable, require shareholder approval

•

The board recently approved an administrative amendment to the Stock Option Plan, to add insider participation limits. This amendment was within the board’s authority and simply formalized the limit, consistent with how the Stock Option Plan has been managed

•	Our general loan policies, at customer rates, apply to our employees, including employees of our subsidiaries, borrowing for the purpose of purchasing common shares with respect to option exercises

•

In select countries outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (“SARs”) – similar to what are sometimes called “phantom stock” plans – have been granted instead of options

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the aggregate indebtedness of our directors, executives and employees (current and former) outstanding at January 4, 2012 to the bank and its subsidiaries. The amounts exclude routine indebtedness (see note 6 below).

PURPOSE	TO THE BANK OR A SUBSIDIARY OF THE BANK	TO ANOTHER ENTITY
Share Purchases	–	–
Other	$224,180,594	–

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The following table shows the outstanding amounts that our directors and executive officers borrowed from the bank or its subsidiaries in order to buy our securities and for other purposes. The amounts also exclude routine indebtedness. Executive officers represent our senior officers in charge of principal business units, division or function, and/or performing a policymaking function for the bank.

NAME AND PRINCIPAL POSITION	INVOLVEMENT OF ISSUER	LARGEST AMOUNT OUTSTANDING DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2011 ($)	AMOUNT OUTSTANDING AS AT JANUARY 4, 2012 ($)	FINANCIAL ASSISTED SECURITIES PURCHASES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2011 (#)
Securities Purchase Program
	–	–	–	–
Other Programs
Group Head/Executive Vice-President
Robert H. Pitfield	Lender	$1,306,136	$1,152,955	–
Troy T.K. Wright	Lender	$1,615,834	$1,468,252	–

1.	Effective March 1, 2001, the bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the bank had a general loan policy which enabled executives and employees of the bank and its subsidiaries to borrow funds in order to buy securities of the bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•

Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•

Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•

Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•

Mortgages to finance a principal residence were available to all qualified employees, generally at a rate that was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3.25% below customer mortgage rates for the first five years, 2.25% below for the second five-year term and 1% below for the remaining term up to 25 years (in other areas up to $100,000 at 2.25% below, 1.25% below and 1% below regular customer mortgage rates for those periods respectively).

3.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

4.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

5.	The foregoing two tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to full-time employees, if the loans are fully secured against their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectability.

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OTHER INFORMATION

DIRECTORS’ AND OFFICERS’ INSURANCE

The bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2012. The policy covers individual directors and officers in circumstances where the bank is not able or permitted to indemnify such individuals. The policy has a $100,000,000 limit and a nil deductible. The annual premium for this coverage is $619,550.

ADDITIONAL DOCUMENTATION

Financial information relating to the bank is provided in the bank’s comparative financial statements and management’s discussion & analysis for the 2011 fiscal year. Additional information relating to the bank is available at www.sedar.com or at www.sec.gov. A copy of this management proxy circular, the bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion & analysis and annual information form and any document incorporated therein by reference may be obtained by shareholders, without charge, upon request from the bank’s Secretary at the following address:

Secretary of The Bank of Nova Scotia

44 King Street West

Scotia Plaza

Toronto, Ontario, Canada

M5H 1H1

DIRECTORS’ APPROVAL

The board has approved the contents and the sending of this management proxy circular.

Deborah M. Alexander

Executive Vice-President, General Counsel and Secretary

January 31, 2012

Toronto, Ontario, Canada

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SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following three shareholder proposals and accompanying statements were submitted by one shareholder. The proposals are matters that the shareholder proposes to raise for consideration at the meeting.

Proposals No. 1, 2 and 3 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Québec, H2X 1X3. The proposals were submitted in French and translated into English by the bank.

The board recommends voting AGAINST each of these three proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST each of these three proposals.

PROPOSAL NO. 1 — Stock Options and Actual Performance of Officers

Granting stock options to executive officers is a form of compensation that contributed to the steep increase in their global compensation. Options give holders the right to buy shares at a predetermined price and are exercisable only after a waiting period. The amount of the resulting compensation is equal to the difference between the agreed upon exercise price and the share price at the time of exercise. The goal is to align the interests of executive officers with the shareholders’ interests and retain such executive officers.

This form of compensation assumes that stock price increases are driven by the decisions of executive officers. Studies showed that stock performance is influenced by many factors beyond executive officers’ control, such as interest rates and inflation. For example, a study conducted by professor Magnan shows that, between 1998 and 2008, 90% of the stock performance trend of the big five Canadian banks was due to characteristics of the banking sector such as weak interest rates and a favourable economic environment. Accordingly, linking the exercise of stock options merely to stock performance trend is far from being appropriate.

If we want this component of variable compensation to actually meet its goals and take into account elements upon which executive officers may have an impact, we propose that executive officers may exercise their options, after the waiting period, only upon meeting measurable and quantifiable goals such as earnings per share growth, return on shareholders’ equity or other extra-financial indicators deemed relevant by the compensation committee.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1

Management and the human resources committee regularly review the components and mix of the bank’s executive compensation and, as part of such reviews, consider performance-based measures for the various plans of the bank. Given the already extensive use of performance-based compensation at the bank, we believe that the risk inherent in stock options is sufficient without introducing performance-based measures to stock options. The inclusion of performance-based measures may increase the level of risk associated with stock options and, as a result, may encourage risk-taking behaviour so that the targets set by the performance-based measures may be achieved.

Decisions of executive officers have a significant influence on share price; however, in most instances, it is difficult to differentiate between a decision made by an executive officer and a movement in share price. Changes in share price over time reflect the total of many decisions made by the management team. In making these decisions, executives and other employees balance the immediate impact of one or more business decisions on share price with other considerations, including capital and people related investments, the risk appetite of the bank, and the pursuit of new growth opportunities.

External factors can also hold a stock price steady or push it downwards. Option holders bear the negative effects of the neutral or down side despite their individual efforts. Many bank stock options granted since the financial crisis are underwater. We use options because they serve a dual purpose – to reward as well as retain over the long-term. The bank and its shareholders benefit from an experienced and tenured team who share the long-term interests of the bank through good times and bad times. Notwithstanding that the bank does not attach performance-based measures to its stock options, as previously mentioned, the bank strongly believes in tying executive compensation to performance and includes a number of quantifiable financial measures, such as a return on equity, when assessing annual incentive pay and equity-based pay in the form of performance share units.

For these reasons, the bank recommends voting against this proposal.

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PROPOSAL NO. 2 — Performance-Based Pay

In May 2011, The Globe and Mail published a study linking financial performance and the compensation of a company’s most senior executive officer to those of a peer group. In other words, this tool compares the compensation level of the most senior executive officer and the financial performance of an organization to those of a peer group. Shareholders may then assess whether the most senior executive officer’s compensation is appropriate in light of the relative financial performance of the organization he manages.

We propose that such a comparison be disclosed for the most senior executive officer and all other four most highly compensated executive officers of the organization. The indicators used to measure the performance of the organization should be elements upon which executive officers’ decisions may have an impact.

Variable compensation represents the most significant portion of an executive officer’s total compensation. Shareholders must be able to assess whether such variable compensation is warranted in light of the relative financial and extra-financial performance of the company.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2

The bank believes that the inclusion of a comparison of the compensation of each of our NEOs to the financial performance of the bank would not reflect the differences in the roles and responsibilities of each NEO. For example, the role and responsibilities of our President and CEO are different from those of our Chief Financial Officer and their respective compensation reflects those differences. The comparison proposed would only serve to highlight the quantitative differences in the compensation among our NEOs without the benefit of any qualitative input.

As it relates to a peer group comparison, current compensation information for our peer group would not be publicly available at the time the management proxy circular is finalized and printed, as the only publicly available compensation information would be that from the previous year. As a result, any comparison to our peer group would involve stale information. We currently include disclosure in the management proxy circular of our peer group and performance-based pay as part of the annual compensation review. The human resources committee uses an independent third party who is better positioned to assess the comparison to our peer group after all current executive compensation and financial information is publicly disclosed. For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 3 — Independence of Members of the Compensation Committee

Members of the compensation committee must be free of any conflict of interest and systematically avoid any appearance of conflict of interest. Relationships that directors could develop after sitting on a board for a long period could induce them to be more conciliating when assessing executive officers’ performance or their requests for salary increases. Such a practice may interfere with the exercise of an independent judgment highly sought after within compensation committees.

Recognizing the importance of a well-balanced membership, we recommend that the committee be composed of a group of directors whose combined relevant experience represents seven years on average.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3

The board considers many factors in assessing the composition of its committees and, as it relates to the human resources committee, seeks to achieve a proper balance among experience and knowledge of the bank and its policies and practices and familiarity and expertise with executive compensation matters. The focus of the board and the corporate governance and pension committee is on the skill set that an individual would contribute to a committee rather than a mathematical average of tenure. Additionally, the board considers corporate governance best practices set forth in rules, regulations, policies and procedures of securities commissions and regulators in determining the composition of its committees. We feel strongly that the composition of a committee should be based on skills and not on tenure on the board. A recent amendment to Form 51-102F6 — Statement of Executive Compensation requires that we disclose whether or not one or more of the human resources committee members has any direct experience that is relevant to his or her responsibilities in executive compensation and the skills and experience that enable the human resources committee to make decisions on the suitability of our compensation policies and procedures (see pages 28 and 29). We believe the required disclosure will assure our shareholders that the members of the human resources committee possess sufficient skills and experience to serve on the human resources committee and that such skills and experience allow the human resources committee to carry out its mandate. Further, we believe term limits are a consideration with respect to the composition of the board rather than human resources committee composition. We feel that the terms limits adopted by the board and approved by shareholders at our 2011 annual meeting of shareholders reflect a commitment to achieving a balance among experience, renewal and expertise. As a result, we recommend voting against this proposal.

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NOTE: Discussion on withdrawn proposals

In addition to these three shareholder proposals, the bank received two other proposals that were subsequently withdrawn following discussions with the bank. A proposal was made by MÉDAC requesting that fees earned by independent compensation advisors be disclosed so that shareholders can be sure that the compensation advisor provides objective advice, free from any conflict of interest. The bank has agreed to include disclosure in addition to the disclosure it already includes in the management proxy circular related to the materiality of the fees earned by the independent compensation advisor to the human resources committee. As a result, the shareholder proposal has been withdrawn. See page 29 under “Independent Advisor.” A proposal was made by William R. Davis requesting that the bank provide an abstention option for voting on shareholder proposals. The bank has implemented this request and the shareholder proposal has been withdrawn. Abstentions will be counted as present for quorum purposes and reported as part of our voting results; however, abstentions will not be counted as votes in determining if a majority of shareholders has approved a shareholder proposal.

Notice Respecting Shareholder Proposals:

The Bank Act and Regulations require the following:

•	Shareholder proposals for the 2013 annual meeting must be received by November 8, 2012 (at least 90 days before the anniversary date of the notice of the prior annual meeting)

•

To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time. (Only the submitting person’s name and address appear in the proxy circular)

•	There are grounds to refuse proposals

•	The proposal and supporting statement together are not to exceed 500 words

This is summary information only. Shareholders are to consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

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APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

“Corporate governance” refers to the oversight mechanisms and the ways in which a company is governed. The board of directors is elected by shareholders to supervise the management of the business and affairs of the bank with a view to enhancing long-term shareholder value. Corporate governance encompasses our processes and policies, how decisions are made and how the bank deals with the various interests of our many stakeholders, including shareholders, customers, employees and the broader community. The board continually reviews and revises its corporate governance policies and practices in response to evolving concepts of best practices in corporate governance.

Board of Directors – Mandate and Responsibilities

The bank’s corporate governance policies are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the bank.

The board’s mandate is to:

•	Supervise the management of the business and affairs of the bank

•	Maintain the bank’s strength and integrity

•	Oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•	Perform any other duties required by law

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. The bank’s directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

In June 2011, the board completed the annual review and approval of its mandate. In December 2011, the board approved further revisions to its mandate and the bank’s Corporate Governance Policies.

Further information on the board’s mandate (as well as the mandates of the chairman, committees, committee chairs and individual directors) is available at www.scotiabank.com under “Corporate Governance.’’ The website also contains other key documents referred to in this management proxy circular, such as Scotiabank’s Guidelines for Business Conduct and our public disclosure policy and practices statement. The board’s mandate is incorporated by reference into this management proxy circular and is also available at www.sedar.com.

Committees of the board assist the board in fulfilling its responsibilities and duties, and allow directors to share responsibility and devote sufficient time and attention to issues. There are four standing committees of the board, each of which has provided a report in this management proxy circular:

•	Audit and conduct review committee

•	Corporate governance and pension committee

•	Executive and risk committee

•	Human resources committee

Certain matters, however, are prescribed by law to be exclusively reserved for the board and may not be delegated to committees. These responsibilities include the following:

•	Matters requiring shareholder approval

•	Filling a vacancy among directors or a committee of directors or in the office of auditor or appointing additional directors

•	Issuing securities or declaring a dividend

•	Approving a management proxy circular

•	Approving financial statements issued by the bank

•	Adopting, amending or repealing the bank’s by-laws

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The following sections provide a brief overview of how the board and these committees carry out key governance activities.

Strategic Planning

At least one board meeting a year is dedicated to strategic planning. In 2011, the board held two sessions dedicated to strategic planning, and approved the bank’s overall strategy. Throughout the year, the board:

•	Reviews and approves processes for setting appropriate objectives, and developing and implementing business plans

•	Regularly scrutinizes management’s execution of these processes and the results achieved

•	Approves the annual capital plan and profit plan

•	Assesses the performance of business lines and the bank overall against:

•	Financial and other objectives established in the business plans

•	Past performance

•	Industry peers

While the board delegates day-to-day management of the bank to the bank’s executive management, this is subject to certain limits. New strategic initiatives, acquisitions and investments are presented to the executive and risk committee and / or the board for review and approval.

Risk Assessment

In light of a changing regulatory landscape and the global economic turmoil, the board and its committees have increasingly devoted more time over the last several years to their risk assessment oversight responsibilities. As part of its risk assessment oversight, the board approves all major policies, including management policies relating to credit risk, market and structural risk, liquidity risk, fiduciary risk, operational risk, reputational risk, capital management, internal controls, environmental matters and corporate governance.

Committees of the board take the lead in identifying risk exposure, ensuring that appropriate risk management processes and procedures are in place and that the board is regularly updated:

•	Executive and risk committee – which receives:

•	The bank’s Risk Appetite Framework for review prior to recommending it to the board for approval

•	Various risk management policies recommended by management for identifying, accepting, monitoring, managing and reporting on the significant risks to which the bank is exposed for review and approval

•	The bank’s credit risk strategy for review prior to recommending it to the board for approval

•	Quarterly reports on the bank’s enterprise risk profile from the GRM department, including review against the bank’s risk appetite

•	Quarterly reports on the bank’s stress testing

•	Audit and conduct review committee – which receives:

•	Quarterly reports (at a minimum) on the bank’s internal control and compliance procedures from the Internal Audit and Compliance departments

•	Annual reports on internal controls from the bank’s shareholders’ auditors (arising from their audit of the bank’s annual financial statements)

•	Human resources committee – which is:

•

Responsible for satisfying itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s material compensation programs and that such procedures are consistent with the bank’s risk management programs

For further information on the bank’s approach to managing risk, see the section “Risk Management” beginning on page 63 in the bank’s 2011 Management’s Discussion & Analysis which is available on the bank’s website and on www.sedar.com.

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Internal Controls and Management Information Systems

The board is responsible for overseeing the integrity and effectiveness of the bank’s management information systems and internal controls, including controls over financial reporting and disclosure. In March 2011, the board approved the bank’s amended Internal Control Policy, which charges the Internal Audit department with providing assurance as to the integrity of the bank’s internal processes and controls. The bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.

The bank’s Chief Auditor and the shareholders’ auditors are invited to participate in meetings of the audit and conduct review committee and provide their views. The committee met six times this fiscal year, including at each quarter end. This committee:

•	Assists the board in fulfilling its oversight responsibilities with respect to the bank’s internal control and information systems

•

Oversees the work of identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the bank’s certifications required under section 404 of SOX and under National Instrument 52-109

•

Meets in camera with the Chief Auditor at each meeting and recently amended its charter to provide for in camera sessions with the Chief Financial Officer and Chief Compliance and Regulatory Officer at each committee meeting

•	Receives reports from management and the Internal Audit department on the design and operating effectiveness of the bank’s internal controls, and on any material weaknesses

Disclosure of Information

The bank has implemented disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the bank and the board. The bank’s Statement of Disclosure Policy and Practices outlines our intent to disclose all material information about the bank in a timely, accurate and balanced way, and to provide fair and equal access to such information. The bank also keeps the public informed about borrowing costs and transactional fees.

We have a disclosure committee with a board-approved mandate. It is composed of senior officers of the bank, and reports to the President and CEO. The committee is responsible for:

•	Collectively evaluating events to determine whether they give rise to material information that must be publicly disclosed, and the timing of that disclosure

•	Reviewing core disclosure documents before circulation to the board

•	Reviewing and updating the Statement of Disclosure Policy and Practices, at least annually

•	Updating the bank’s procedures as required

The board approves core disclosure documents, such as this management proxy circular, the annual and interim consolidated financial statements and related management’s discussion & analysis, the annual information form, Form 40-F and any prospectuses.

Each quarter, the bank publishes quarterly financial results, and presents and discusses these results with analysts and investors. The public can access these discussions by telephone or over the internet.

The Investor Relations department and the bank’s website provide information to investors, customers and other stakeholders. Our Chief Financial Officer, Senior Vice-President of Investor Relations and other officers meet regularly with investment analysts and institutional investors. Questions from the media or the general public are usually referred to our Public, Corporate & Government Affairs department.

If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to the Office of the President using the contact information on page 80 under “Stakeholder Communications”. Unresolved issues can be directed to the bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions.

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Succession Planning

Scotiabank’s continued success requires highly capable leaders to execute strategy and drive superior business results today and in the future. With operations in more than 55 countries, our international platform uniquely positions us to identify and develop talent around the globe. It is this strength that makes leadership a competitive advantage for Scotiabank.

The bank has a robust structure in place to identify key people from across our multinational footprint with the ability, aspiration and engagement to take on more senior roles within the organization. The Annual Leadership Resource Planning process is one of its key components, and in 2011 more than 200 Leadership Roundtables were held across the bank to evaluate leadership candidates.

To help identify and assess leadership capability in employees, the bank uses a Leader Profile outlining the behaviours, values and experiences that describe the Scotiabank leader and that are consistent with the bank’s culture. In 2011, the bank updated and strengthened the Leader Profile to ensure that it reflects the demands of the current and future global financial services marketplace.

Scotiabank is committed to developing employees at all levels of the organization, including the most senior roles, and it offers a variety of innovative development tools, resources and experiences. Employees have opportunities to develop through training, coaching, job assignments, experiences and mentoring that are appropriate for their role, career stage and organizational level.

One tool available to employees at the Director level and above is the Talent Profile, which is an online resumé that showcases their career history, leadership competencies, experiences and aspirations.

Responsibility for the bank’s leadership strategy reaches the highest levels of the organization. The board oversees the leadership strategy with the support of the human resources committee. A senior bank officer has primary accountability for managing it, which involves guiding the process of building of the bank’s leadership capability to support sustained high business performance.

The human resources committee regularly reviews the effectiveness of the leadership strategy as it applies to executive positions as well as the performance, qualifications, experiences and capabilities of all executive officers. The committee also recommends senior executive appointments for board approval, and regularly assesses candidates for senior roles, including the President and CEO. To ensure a balanced perspective, this assessment is done independently through direct interaction with the President and CEO, the Group Head, Global Human Resources and Communications, as well as the Vice Chairman and Chief Operating Officer.

The board also maintains a contingency plan for an unexpected vacancy in the President and CEO position to mitigate business risk and ensure continued prudent operation of the bank.

Each year, a new group of high-potential employees from diverse areas of the bank come together. Over several months, they help the executive team shape the bank’s strategic direction by carrying out in-depth research and analysis on strategic issues. This involves pulling together expertise and perspectives from across Scotiabank, which gives Executive Project Office participants a broader, deeper understanding of the bank. Participants also benefit from individual and team coaching and mentoring opportunities.

Approach to Corporate Governance Issues

The bank’s Corporate Governance Policies are reviewed each year in the context of emerging best practices with a view to enhancing governance. The policies are approved by the board annually. The corporate governance and pension committee takes the lead in:

•	Reviewing the Statement of Corporate Governance Practices in this management proxy circular and recommending it to the board for approval

•	Ensuring that the board’s policies and practices stay current with legislation and best practices in corporate governance

•	Recommending corporate governance policy changes to the board, as appropriate

Board Composition and Structure

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors. Between shareholder meetings, the board may appoint additional directors within the maximum number approved by shareholders.

The corporate governance and pension committee regularly reviews the composition of the board to ensure the board has a majority of Canadian residents and an appropriate level of skills, expertise, independence and financial acumen to

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fulfill the mandate of the board and staff four standing committees (three of which must be composed entirely of independent directors). While the committee considers gender, ethnic background, geographic representation and other personal characteristics that contribute to diversity amongst board members, it is the skills, experience and integrity that are most important in assessing the value an individual could bring and contribution he or she stands to make to the board. The committee submits recommendations on board composition to the board for approval.

All directors identify their respective skills and competencies. This information is used to assess the overall composition of the board. The following matrix sets forth the skills and competencies of the nominated directors:

SKILLS/COMPETENCY	NUMBER OF DIRECTORS WHO POSSESS SKILLS
Leadership Experience as a senior executive at a major organization	12
Strategy Knowledge of and experience with the development and implementation of a strategic plan at a major organization	12
Financial Services Knowledge of and experience with complex financial institutions	7
Risk Management Knowledge of risk management systems and identifying material risks at a major organization. Experience with the development and implementation of risk management systems at a major organization	10
Finance Knowledge of and experience with corporate finance at a major organization	9
Accounting Knowledge of and experience with financial accounting, reporting, internal financial controls and Canadian or U.S. Generally Accepted Accounting Principles and IFRS	5
Human Resources Knowledge of and experience with compensation design and structure, benefits and pensions	11
Legal and Compliance Experience in law (such as being a lawyer either in private practice or in-house) and compliance with complex regulatory regimes	4
Corporate Governance Experience in board and corporate governance of a major organization	11

At fiscal year-end, there were 14 board members – business and community leaders active at the regional, national and international levels. They bring a breadth of expertise to their work, and reflect the bank’s diversified customer base and international reach. As of the close of the board’s meeting on December 2, 2011, the board appointed a new director, Ms. Susan L. Segal.

We are proposing 13 directors for election by shareholders at the meeting on April 3, 2012. The Honourable Michael J.L. Kirby, who has been a director since 2000, will not be standing for re-election in 2012, as he is retiring from the board in accordance with the board’s term limits. Alexis E. Rovzar de la Torre, who was a director from 2005 until 2012, died in January 2012. The average tenure of those directors proposed for election is 10.86 years.

Our Corporate Governance Policies recommend that the board have between 12 and 18 directors, while the Bank Act requires a minimum of seven, of which at least two-thirds must not be affiliated. Given the mix of skills in the proposed members, the board is comfortable that the number of 13 directors proposed for election is appropriate. The board must approve any reductions or increases in the number of board members.

Director Tenure

Majority Voting Policy

The bank adopted a majority voting policy in 2005. The bank’s Corporate Governance Policies require that any nominee for director who receives a greater number of “votes withheld” than “votes for” his or her election must offer to resign from the board following the bank’s annual meeting. This policy applies only to uncontested elections – that is, elections in which the number of nominees for director is equal to the number of directors to be elected. The offer to resign will normally be accepted. The corporate governance and pension committee may determine that extenuating circumstances warrant keeping the director on the board, and may make this recommendation to the board.

In either case, the board will disclose the decision in a press release within 90 days of the annual meeting. If a resignation is accepted, the board may appoint a new director to fill the vacancy.

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Term Limits

We believe that board composition should reflect a balance among experience and knowledge of the bank’s affairs, renewal and additional expertise. In December 2010, the board approved new term limits that became effective April 1, 2011. As of that date, existing directors retire at the earlier of 10 years from April 1, 2011 or age 70, provided that if an existing director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. For directors elected after April 1, 2011, retirement will be the earlier of age 70 or a 15 year term, provided that if a director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term.

Resignation

The bank’s Corporate Governance Policies require a director who makes a change in principal occupation to offer to resign from the board in order to give the board the opportunity to review the impact of the change on the board’s composition. A director will also be deemed to have resigned if he or she was on the board by virtue of being an officer of the bank, has ceased to be an officer of the bank, and has not been requested to serve on the board in an individual capacity.

Director Independence

We are committed to complying with all applicable laws, rules and regulations related to the status of our directors. The bank defines a director who does not have a direct or indirect material relationship with the bank as independent. To assist it in determining the independence of directors, the board has approved Director Independence Standards, which provide a framework for the board to assess any material relationships of the directors with the bank. The Director Independence Standards are derived from the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. The board’s Director Independence Standards were revised in 2008 and 2009 to reflect changes in CSA and NYSE requirements. The revised standards form part of the Corporate Governance Policies and are attached as Appendix 2 to this management proxy circular. Each year:

•

The board reviews its directors against these standards, considering all relevant facts and circumstances, including the relationship of the non-management directors to the bank – as well as any relationship to the bank of their spouses, children, principal business affiliations and any other relevant individuals

•	All directors complete a detailed questionnaire to inform this review

•	All directors certify their compliance with Scotiabank’s Guidelines for Business Conduct, including the requirement that they declare any material interest in matters coming before the board

On the recommendation of the corporate governance and pension committee, the board determined that as of December 2, 2011, Richard E. Waugh was the only director determined to be non-independent, due to his position as President and CEO. Mr. Waugh is also affiliated under the Bank Act due to his management position.

That means 13 of the current 14 directors (92.9%), and 12 of the nominated 13 directors (92.3%) are independent, including John Mayberry, the board’s chairman.

Non-Executive Chairman

We have had a non-executive chairman of the board since 2004. Separating the roles of the CEO and chairman ensures independent leadership. Our non-executive chairman, John Mayberry, was appointed to this role effective March 3, 2009. He is responsible for:

•	Leading the board in fulfilling its duties effectively, efficiently and independent of management

•	Ensuring the board has adequate resources to support decision-making requirements

•	Planning and organizing the activities of the board in consultation with the CEO

•	Ensuring committee functions are carried out and reported to the board

•

Ensuring that independent directors have adequate opportunities to meet and discuss issues without management present at the beginning or end of regular board meetings, or both, if required. The board held an in camera session at every meeting held in fiscal 2011

•	Chairing the independent board sessions

•	Conducting peer reviews through a process involving meeting with each director individually

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•	Participating in the orientation of new directors and continuing education of all directors

•	Advising the CEO and other officers in all matters concerning the interests of the board and relationships between management and the board

•	Acting as a resource for the CEO on major strategy issues, handling of major business issues and matters of corporate governance

•	Meeting with representatives of the bank’s regulators, as required, shareholders and other stakeholders on behalf of the board

Mr. Mayberry is currently a member of the executive and risk committee and the corporate governance and pension committee and an ex-officio member of the other two standing committees.

Anyone who wishes to correspond directly with the independent directors is invited to contact the chairman of the board, using the contact information at the end of this appendix under “Stakeholder Communications.”

Board Position Descriptions

The board has approved mandates for the board, chairman, committee chairs and individual directors. These mandates:

•	Describe the roles and responsibilities of each position

•	Define the limits to management’s authority (in conjunction with board resolutions)

•	Guide board and director assessments

These mandates can be found on our website at www.scotiabank.com in the Corporate Governance section.

Expectations of Directors

In all actions taken by the board, directors are expected to exercise independent business judgment in what they reasonably believe to be in the best interests of the bank. Each director assists the board in fulfilling its mandate of supervising the management of the bank’s business and affairs, to maintain its strength and integrity and to assume explicit stewardship for the bank. Every director is expected to:

•	Regularly attend board and committee meetings, meetings of shareholders and strategic planning sessions

•	Devote the requisite time to board and committee work

•	Maintain an equity investment in the bank in accordance with the bank’s share ownership guidelines for directors

•	Review and approve the bank’s strategic direction and business plan and regularly compare the financial performance and key business lines to the plan

•	Continuously advance his or her knowledge of the bank’s business and relevant trends and developments affecting the bank, so to make a meaningful contribution to the board’s meetings and activities

•	Diligently prepare for each board and committee meeting by reviewing all of the meeting materials

•

Participate in meetings by applying informed judgment to issues before the board, ask questions, express views, make recommendations as appropriate and seek clarification from management when necessary to fully understand the issues before the board

•	Participate in the board’s continuing education programs

•	Ensure personal compliance with the bank’s Guidelines for Business Conduct and the Directors’ Addendum concerning conflicts of interest and any other applicable supplementary guidelines

The board also recently amended its Corporate Governance Policies to explicitly require a minimum of 75% attendance at all board and committee meetings. Directors who fail to meet this minimum requirement will meet with the chair of the corporate governance and pension committee to discuss the reasons for the director’s attendance record and the chair will make a recommendation to the board, as necessary, with respect to the director’s continued role on the board.

Director Compensation

The corporate governance and pension committee, composed entirely of independent directors, reviews director compensation annually, taking into account:

•	Directors’ risks and responsibilities

•	Time commitment

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•	Comparative data from other companies, including the bank’s key competitors

Based on this review, the committee may take recommendations on changes in fee structure or compensation components to the board for approval.

In 2011, there was no change to the share ownership guidelines, which require directors to hold bank common shares and/or DDSUs with a minimum value of $450,000 within five years of their appointment. Due to the increased time directors spend meeting with regulators, shareholders and shareholder activist groups, in October 2011, rather than increasing the overall compensation for certain committee chairs and the chairman of the board, the board approved a change to director compensation to provide for an attendance fee for those directors who meet with the bank’s regulators, shareholders or shareholder activist groups.

Ten of the 12 independent directors proposed for election already meet the share ownership guidelines. Mr. Waugh is also subject to (and meets) executive share ownership requirements. Eight of the 12 current directors proposed for re-election (excluding Mr. Waugh) take 100% of their compensation in DDSUs. Mr. Waugh does not receive fees for acting as a director. Further details on director compensation can be found in the “Directors’ Compensation” section in this management proxy circular starting on page 16.

Nomination of Directors

The corporate governance and pension committee, composed entirely of independent directors, acts as the nominating committee for the board. The committee:

•	Determines selection criteria for board and committee members

•	Maintains a matrix of the skills, experiences and competencies required on the board against those of each of the current directors

•	Proposes (for board approval) candidates for vacant or new director positions

Directors are chosen for their ability to contribute to the broad range of issues that the board addresses. The committee ensures that at all times the board includes members with expertise in:

–	Banking
–	Management
–	Law
–	Finance
–	Retail business
–	International business and markets
–	Corporate and capital markets
–	Accounting
–	Public policy
–	Economics
–	Brand management
–	Governance

The committee maintains an evergreen list of potential director candidates, engaging external advisors as necessary to assist in identifying candidates with appropriate skills and experience. Current board members are encouraged to recommend candidates for inclusion on the list.

In reviewing potential candidates, the committee and the board look for:

•	Prominence in business, institutions or professions

•	Residency in and familiarity with geographic regions where the bank carries on business

•	Integrity, honesty and the ability to generate public confidence

•	Demonstrated sound and independent business judgment

•	Financial literacy

•	Experience in financial institutions

•	Knowledge and appreciation of public issues

•	Familiarity with local, national and international affairs

•	Competencies and skills that the board considers each existing director to possess and that the board considers necessary for the board, as a whole, to possess

•	Assurance that the individual will be able to devote sufficient time to board and committee work (number of public directorships already held is a factor considered)

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Candidates meet with the chair of the corporate governance and pension committee, the chairman and the CEO prior to nomination to discuss the board’s expectations with respect to director contribution and commitment requirements.

Other Public Company Directorships

In order to ensure a director is able to devote the requisite time and attention to the bank’s affairs, the board recently amended its Corporate Governance Policies to include guidelines related to other public company directorships. The following are the guidelines, effective December 2, 2011, to be considered by the corporate governance and pension committee in reviewing other public company directorships held by potential director candidates or existing directors:

•

Directors who are chief executive officers or other senior executives of public companies should hold no more than three other public company directorships (including membership on the board of the company at which the individual is chief executive officer or a senior executive officer)

•

Directors who are employees with non-public companies or other entities, or employees of public companies (other than in a senior officer capacity) should hold no more than four public company directorships (including membership on the board of the company at which the individual is employed)

•	For all other directors, individuals should hold no more than five other public company directorships

The corporate governance and pension committee has the discretion to determine, in certain circumstances, whether a director candidate or existing director is able to hold other public company directorships that exceed the guidelines and will report its decision to the board.

No director of the bank may be a member of the board of directors of an unaffiliated financial institution (which includes another bank, trust company or insurance company).

Each year, the board reviews potential conflicts of interest and interlocking directorships of current directors. No more than two directors may sit on the same public company board without the consent of the corporate governance and pension committee. At the end of the 2011 fiscal year, there was only one public company interlocking directorship among the bank’s directors, which involved two directors.

The board’s policy is that no director may sit on more than three audit committees of public company boards without the consent of the corporate governance and pension committee and the board. Such consent has been given to the Honourable Michael J.L. Kirby, whom the board has determined is able to effectively fulfill his audit committee duties in light of his background and other current board commitments. Mr. Kirby sits on three other public company audit committees.

Board Committees

Committee Composition

Each non-management director is expected to be a member of at least one committee. Presently, all directors are members of at least one standing committee and all committee chairs serve on one other committee. The chair of the audit and conduct review committee and the chair of the human resources committee both are members of the executive and risk committee. Ten directors currently sit on two committees. Committee membership rotates periodically. The charter for each of the board’s four standing committees sets out its composition requirements. Committee composition complies with all CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence and the Bank Act provisions for affiliated directors.

At least once a year, the corporate governance and pension committee reviews committee composition, recommends committee chairs and takes recommendations to the board for approval.

The executive and risk committee currently has one management, non-independent director – Mr. Waugh – but the other committee members are independent. The other three committees are composed entirely of independent directors.

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The following chart sets out current committee members:

■ Member	Designated Financial Expert

	AUDIT AND CONDUCT REVIEW	CORPORATE GOVERNANCE AND PENSION	EXECUTIVE AND RISK	HUMAN RESOURCES
Ronald A. Brenneman	■			■
C.J. Chen		■
David A. Dodge			■
N. Ashleigh Everett		■ (Chair)	■
John C. Kerr			■	■ (Chair)
Michael J.L. Kirby	■ (Chair)		■
John T. Mayberry	■*	■	■	■*
Thomas C. O’Neill	■	■
Indira V. Samarasekera	■			■
Susan L. Segal	■
Allan C. Shaw			■ (Chair)	■
Paul D. Sobey	■	■
Barbara S. Thomas	■			■
Richard E. Waugh			■**

*	John T. Mayberry – Chairman of the board and ex-officio member of the audit and conduct review and human resources committees

**	Non-independent director

Committee Operations

At least annually, the corporate governance and pension committee also reviews committee leadership and recommends directors (for board approval) to chair each committee. The committee chair:

•	Must be an independent director

•	Facilitates the functioning of the committee independent of management

•	Manages the operations of the committee to successfully fulfill its charter and address any other matters delegated to it

•	Presides over all committee meetings, sets the agenda and ensures that committee members have the information and resources required to fulfill their duties

•	Reports to the board on what was discussed and any decisions or recommendations

Each committee reviews its charter annually to ensure it reflects best practices and applicable regulatory requirements. The committee reports the results of this review to the corporate governance and pension committee. Any changes to charters are approved by the board.

Board committees may, in their sole discretion, engage outside advisors or consultants as necessary and have the authority to approve consultant fees and contracts.

Board Orientation and Continuing Education

The corporate governance and pension committee is responsible for ensuring that all directors:

•	Fully understand the nature of their roles, responsibilities and duties as board members

•	Are knowledgeable about the nature and operation of the bank’s business

Directors receive individual orientation that reflects their knowledge, skills, experience and education. New directors:

•

Are given orientation packages that explain key legal requirements, the bank’s by-laws, the duties and responsibilities of directors, bank and board policies and procedures, an overview of our business lines and organizational charts, and copies of public disclosure documents

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•

Receive the Corporate Governance Information Book which includes information on corporate governance, directors’ duties and responsibilities, the board and its committees, the Bank Act and other applicable legal requirements, insider reporting and Scotiabank’s Guidelines for Business Conduct

•	Meet with the CEO and other executive officers throughout the year

•	Become a member of at least one board committee

•

May, by invitation, attend meetings of other committees for learning purposes, or request copies of committee minutes (all directors receive verbal reports by the committee chairs on the proceedings of each committee at the board meetings). During the 2011 fiscal year, Ms. Everett attended two executive and risk committee meetings, one of which was a joint meeting with the human resources committee, for educational and informational purposes. Ms. Everett was appointed a member of the executive and risk committee following the bank’s April 5, 2011 annual meeting of shareholders. Mr. Brenneman attended two executive and risk committee meetings to provide expert advice on matters before the committee.

In January 2012, Ms. Segal participated in a general new director educational session with representatives from Finance, Compliance, Internal Audit, Legal and Secretary’s. Additional sessions will be held for Ms. Segal in 2012.

In 2009, the board approved a Guideline on Directors’ Orientation and Continuing Education, which outlines our commitment to director education, the responsibilities of the corporate governance and pension committee and guidelines on what education and orientation programs will cover. A priority of this guideline is to have new directors fully engaged as quickly as possible and to enhance the effectiveness of the board and board committees. All directors are expected to participate in education programs – both by attending sessions and suggesting topics of interest.

On an ongoing basis, the bank:

•	Ensures that directors have timely access to materials and information required to properly discharge their responsibilities

•	Maintains a secure directors’ portal for prompt dissemination of information and provides published information, articles of interest and other relevant materials to directors in between meetings

•	Conducts information sessions for directors on significant, specialized or complex aspects of business operations

•

Schedules at least one off-site board meeting a year to familiarize directors with regional and international operations, including visits to the bank’s operations and meetings with local senior management

•	In 2011, the board visited the bank’s operations in Bangkok, Thailand, and the board also met in Nova Scotia, as part of the annual shareholder meeting

•	Canvasses directors for suggestions as to topics and issues about which they would like to receive a seminar, briefing or a report

All of the directors are members of the Institute of Corporate Directors (“ICD”) and have access to ICD events designed to foster director education and advocate for best practices in governance.

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During the 2011 calendar year, directors participated in educational sessions and received educational materials on the topics outlined below.

EDUCATIONAL SESSIONS	DATE	BOARD/COMMITTEE
Hedge Funds Educational session by Global Banking and Markets and Global Risk Management on an overview of hedge funds as a counterparty	January 2011	Board
IFRS Educational sessions by Finance on the adoption, implementation of IFRS at the bank and its effect on the bank and its businesses	January 2011 March 2011 May 2011 August 2011 September 2011 December 2011	Board ACRC
Portfolio Overview Educational sessions by Global Risk Management on various portfolios of the bank, such as automotive power, real estate, technology and healthcare	All but one 2011 ERC meeting	ERC
Trading (Counterparty) Credit Risk Educational session by Global Risk Management on key credit risk measurement concepts, the potential future exposure model and credit risk mitigation	March 2011	ERC (including Ms. Everett)
New World Realities Educational session by Chief Economist of the bank on emerging economies and powerhouses and the world recovery	March 2011	Board

Information Technology

Educational session by Information Technology and Solutions, Global Technology Services and Banking Technology and Operations on trends and focus, IT planning, framework and priorities

	April 2011	Board

Regional Businesses

Educational sessions by senior regional leaders at the bank on retail and small business banking in the Atlantic region and the economy and banking business in Asia Pacific, including a briefing session with the Governor of the Bank of Thailand and the Ambassador of Canada to Thailand

	April 2011 October 2011	Board
Competition Educational sessions by Finance on key industry competitors	April 2011 June 2011	Board
Investor Relations Educational session by Investor Relations on shareholder profile, the investor relations program, key investor issues and analysts and rating agencies	June 2011	Board
Payment Systems Educational session by external consultants on new payment systems, including systems on mobile and other electronic devices	June 2011	Board
Liquidity and Funding Educational session by Group Treasury, Global Risk Management and Legal on liquidity risk tolerance and regulation, strategy and challenges and the crisis management plan	August 2011	Board
Executive Compensation Educational session by FWC on executive compensation and governance trends, including say on pay and the regulatory environment	September 2011	HRC

Market Risk Management

Educational session by Global Banking and Markets, Global Risk Management and Trade Floor Risk Management on market risk management, including market risk definitions and profile, governance, key market risk processes and measures and capital

	December 2011	Board

Stress Testing Framework

Educational session by Global Risk Management on the bank’s stress testing framework, including the purpose of a stress testing framework, single risk stress test programs and enterprise-wide stress test programs, including program governance and future enhancements

	December 2011	Board
Sovereign Exposure Educational session by Global Risk Management on the European Money Center Banks, country exposure and the Italian banks	December 2011	ERC

Legend:
ACRC – Audit and Conduct Review Committee
ERC – Executive and Risk Committee
HRC – Human Resources Committee

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Performance Assessments

Board Effectiveness

The corporate governance and pension committee, in conjunction with the chairman of the board, conducts an annual assessment of the board’s effectiveness and contribution as part of its effort to continually look for ways to improve its performance. There are three components to this assessment:

•	Self-assessment

•	Board assessment

•	Peer evaluations

The board reviews the assessment tools and frequency of assessments each year and updates them as necessary to reflect evolving rules and practices, as well as any changes to the board mandate and committee charters.

The chart below indicates who is involved in the various performance evaluations:

EVALUATING	EVALUATOR
	CHAIRMAN OF THE BOARD	CHAIR OF THE CORPORATE GOVERNANCE AND PENSION COMMITTEE	INDIVIDUAL DIRECTORS
Board performance	✓		✓
Committee performance			Members of the individual committees
Chairman of the Board’s performance			✓
Committee Chairs’ performance			Members of the individual committees
Individual Director performance (including self-assessments)	✓	✓	✓

Each year, all members of the board complete a detailed governance self-assessment questionnaire, the content of which is determined by the corporate governance and pension committee. The results are summarized by the Assistant Corporate Secretary, who keeps the knowledge of who said what strictly confidential, to encourage full and frank commentary on all aspects of the board’s operations. Once this summary report is complete, the chair of the corporate governance and pension committee:

•	Reviews the results with the chairman of the board

•	Provides the board with the committee’s findings and recommendations, as well as a summary of the survey results

•

Meets, along with the chairman of the board, with each individual director to discuss his or her views on the board’s effectiveness, the performance of each board committee, his or her own performance, the board’s orientation and education program, and any other issues relating to board effectiveness. Each director is given an opportunity to comment on the performance of his or her peers. The chairman of the board also participates in these meetings, although he is excused for a portion of each meeting to give each director an opportunity to comment on the chairman’s performance

As part of the annual governance questionnaire, each director assesses the board against the responsibilities set out in its mandate. Similarly, the directors of each committee do the same against the relevant committee charter. Directors also assess the chairman’s performance. They may comment on their access to him, and on the manner in which he conducts board meetings. The board assessment process provides an opportunity for directors to comment on management performance, as well as their access to and communication with senior management.

In addition to providing valuable information on where the board needs to focus effort to improve performance, the process encourages discussion of new corporate governance and education initiatives. The chair of the corporate governance and pension committee (and any other committee chair, as required) are expected to follow up on any suggestions or matters raised as part of the process and take action as required. With the consent of the chairman of the board, the CEO may provide feedback to senior management on topics discussed. In 2011, the annual assessment process results confirmed that the board and committees were performing well.

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Senior Executive Management Performance

The board believes that a successful governance structure at the bank depends heavily on honest, skilled and industrious management. The human resources committee approves mandates that outline roles and responsibilities for all executive management positions (including the CEO). Beginning in fiscal 2012, the executive and risk committee also approves the mandate for the bank’s Chief Risk Officer and the audit and conduct review committee approves the mandate for the bank’s Chief Financial Officer. Each year, the committee measures the CEO’s performance against his mandate and predetermined short- and long-term objectives. The board reviews this assessment. The board also reviews the other assessments of executive officer performance that are included in the committee’s report on executive compensation in this management proxy circular.

Say on Pay

This year, bank shareholders will be participating in their third advisory vote on the bank’s approach to executive compensation. Similar to the last two years, the chair of the human resources committee has made himself available for discussions with shareholders in connection with our approach to executive compensation. The human resources committee and the board will review the results of this advisory vote and will consider the outcome when considering future executive compensation arrangements. If a majority of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the human resources committee will review the approach to executive compensation in the context of the specific concerns of the shareholders and may make recommendations to the board. Following the review by the human resources committee, the bank intends to disclose a summary of the process undertaken by the human resources committee and an explanation of any changes being implemented in relation to the bank’s executive compensation. The bank will provide this disclosure within six months of the relevant shareholders’ meeting and, in any case, not later than the next management proxy circular.

At the bank’s 2011 shareholders’ meeting, nearly 93% of shareholders voted in favour of management’s approach to executive compensation. The human resources committee and the board will continue to review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. We are always appreciative of comments and questions from shareholders on our executive compensation practices. To make it easier for shareholders to ask questions or make comments related to executive compensation, shareholders are invited to contact us by using the contact information at the end of this appendix under “Stakeholder Communications.”

The board confirms that the bank’s current practices achieve substantially the same results as the CCGG’s Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

Ethical Business Conduct

Scotiabank’s Guidelines for Business Conduct serve as the bank’s code of ethics – a framework for ethical behavior based on the bank’s mission and values and on applicable laws and regulations. They were last revised and approved by the board in 2008. They apply to all directors, officers and employees of the bank and its subsidiaries.

Every new bank employee is required to review the guidelines before beginning work. Every year, each director, officer and employee of the bank is required to provide written confirmation that he or she has re-read the guidelines and has complied with them during that fiscal year.

The board monitors compliance through the audit and conduct review committee, which:

•	Receives an annual verbal report on compliance with the guidelines, including notices of any material deviation from them and any corrective action taken by the board

•	Reports to the board its assessment of the appropriateness and effectiveness of processes in place for ensuring compliance, any reports it receives of material deviations and the bank’s response

Amendments to the guidelines and waivers, if any, for directors and executive officers must be approved by the board and disclosed in accordance with applicable securities laws. The guidelines and any amendments to the guidelines are available on the bank’s website. There were no waivers granted in fiscal 2011.

As directors may be subject to standards that are different from and higher than those for officers and employees, directors must also comply with the terms of a directors’ addendum to the guidelines, which deals specifically with matters of particular concern to directors. This addendum covers topics such as conflicts of interest and was last revised and

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approved by the board in 2009. From time to time, matters may come before the board where a director may have a conflict of interest. If and when such matters arise, the director will declare him or herself as having a conflict of interest, will leave the room and will not participate in the discussions and any vote on that matter. Through the annual directors’ questionnaires, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the board and management in identifying conflict of interest situations in advance. The board also complies with all Bank Act requirements with respect to conflicts of interest.

As part of its commitment to support ethical decision-making, the board ensures that effective mechanisms are in place for employees to raise ethical concerns. In December 2011, the board approved amendments to the bank’s Whistleblower Policy and Procedures. The whistleblower policy provides for a toll-free hotline and a website maintained by an independent third party. Employees can use either mechanism to anonymously and confidentially report any accounting and auditing concerns, suspected fraudulent activity or breach of the bank’s guidelines. If employees prefer, they can go to their supervisor or the bank’s Chief Auditor with any financial reporting concerns or to Group Compliance with any regulatory compliance concerns. The whistleblower policy has processes in place to protect employees who raise issues, provide information, or assist in an investigation of securities fraud or related crimes.

Any significant concerns will be communicated to the chair of the audit and conduct review committee and executive management. They will be investigated by independent external or internal parties and appropriate action will be taken.

External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns, using the contact information below under “Stakeholder Communications.”

Stakeholder Communications

Independent Directors: Anyone who wishes to correspond directly with the independent directors can write to: Chairman of the Board of Directors, The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1.

Say on Pay: Shareholders who wish to ask questions or make comments related to executive compensation, may do so by sending an email to executive.compensation@scotiabank.com. You can also mail questions or comments to the Chair of the Human Resources Committee of the Board of Directors, The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1. The bank will answer correspondence received and will periodically post a summary of comments received and our responses on our website (www.scotiabank.com) under the “Annual Reports and Annual Meeting” heading of the Investor Relations section of our website.

Concerns: External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns, The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 or by phone at (416) 933-1700 or (toll free) at 1 (877) 700-0043 or by sending an email to mail.president@scotiabank.com.

Questions: The Investor Relations department and the bank’s website provide information to investors, customers and other stakeholders. Contact information for our Investor Relations department is provided in the media centre page of www.scotiabank.com under “Contacts for Investors and Shareholders.” Questions from the media or the general public are usually referred to our Public, Corporate & Government Affairs department whose contact information is available at www.scotiabank.com on the media centre page.

Customers Complaints: If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to the Office of the President, whose information is noted above, under “Concerns.” Unresolved issues can be directed to the bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions.

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APPENDIX 2

DIRECTOR INDEPENDENCE STANDARDS

A majority of the bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the board must determine that a director has no direct or indirect material relationship with the bank. A material relationship is a relationship that could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the board to adopt categorical standards in making its independence determinations. The standards adopted by the board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the board broadly considers all relevant facts and circumstances.

1.	A director will not be independent if:

•

the director is, or has been within the last three years, an employee or executive officer of the bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the bank or a subsidiary;

•

the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$120,000 in direct compensation from the bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•

(a) the director or an immediate family member of the director is a current partner of a firm that is the bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and personally works on the bank’s or a subsidiary’s audit, or the director’s spouse, or child or stepchild who shares a home with the director, is an employee of such firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the bank’s or a subsidiary’s audit within that time;

•

the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•

the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:

•

An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the bank or any subsidiary, other than compensation in his or her capacity as a member of the board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the bank (provided such compensation is not contingent in any way on continued service).

•	An audit committee member may not be an “affiliated” person of the bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

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The indirect acceptance by an audit committee member of any consulting, advisory or other compensatory fee includes acceptance of such fee by a spouse, minor child or stepchild or a child or stepchild who shares a home with the audit committee member or by an entity in which such audit committee member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the bank or any subsidiary.

Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the board. The board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the bank or a director’s role in a charitable organization which has received a certain level of contributions from the bank. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The bank will disclose the basis for any board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

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